PURCHASE AGREEMENT

This **ASSET PURCHASE AGREEMENT** ("Agreement") is entered into on June 10, 2025,

BETWEEN:

Genius Group Ltd, a public limited company duly organized and operating under the Laws of Singapore, having its registered seat at 8 Amoy Street, #01-01 Singapore 049950 represented by Roger James Hamilton.

(Hereinafter referred to as the "**Purchaser**", "GNS" or a "**Party**")

AND

Entrepreneur Resorts Ltd, a public limited company duly organized and operating under the Laws of Seychelles((Company Number 194139) represented by Jeremy Harris.

(Hereinafter referred to as the "**Seller**", "ERL" or "**Company**" or a Party, and collectively with the Purchaser, the "Parties")

WHEREAS:

(A) **Genius Group** (hereinafter referred to as "**GNS**") is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.8 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent.

(B) **Entrepreneur Resorts Ltd** (hereinafter referred to as "**ERL**") is a Seychelles Public Listed Company, a leading group of Entrepreneur Resorts and Entrepreneur Beach Clubs. ERL was previously a part of Genius Group, and was subject to a spin-off from the group in 2023.

(C) This agreement is for the purchase of the assets of ERL, consisting primarily of the subsidiary companies of ERL registered in Singapore, Indonesia and South Africa, or by a subsidiary of GNS to be formed ("Acquisition Sub"), of the assets of ERL in exchange for stock of GNS.

(D) The Parties have agreed to make certain warranties, covenants and agreements in connection with the transactions contemplated by this Agreement.

NOW THEREFORE, in consideration of the above recitals, the warranties, covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are now acknowledged, the Parties agree as follows:

1. DEFINITIONS

1.1. Defined Terms: The terms below have the following meanings when used in this Agreement in capitalized form unless otherwise expressed.

(a) "Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person.

(b) "Agreement" or "the Agreement" or "this Agreement" means this Asset Purchase Agreement and shall include the recitals and/or schedules attached hereto, and the contracts, certificates, disclosures and other documents to be executed and delivered pursuant hereto, if any and any amendments made to this Agreement by the Parties in writing.

(c) "Annual Revenue" means the total revenue recognized based on US IFRS from sales or services in a given year before costs or expenses are taken out.

(d) "Assets" means all of the property, rights and assets of the Company which are to be conveyed to GNS.

(e) "Books and Records" means all files, documents, instruments, papers, relating to the business or financial condition of the Company, including financial statements, internal reports, tax returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, contracts, licenses, customer lists, computer files and programs (including data processing files and records), retrieval programs and operating data;

(f) "Business Day" means any day other than a Saturday, a Sunday, a public holiday or a day on which banking institutions are authorized or obligated by Law to be closed.

(g) "Claims" means any demand, claim, action, cause of action, notice, suit, litigation, prosecution, mediation, arbitration, inquiry, assessment or proceeding made or brought by or against a Party, however arising and whether present, unascertained, immediate, future or contingent, losses, Liabilities, Damages, costs and expenses, including reasonable legal fees and disbursements in relation thereto;

(h) "Closing Date" means the date on which Closing takes place in accordance with the terms of this Agreement.

(i) "Closing" means the sale and purchase of the Sale Assets in accordance with the terms of this Agreement.

(j) "Conditions Precedent" means the conditions precedent to Purchaser's purchase of the Sale Assets as set out in this Agreement.

(k) "Consideration Shares of GNS" means the ordinary, free trading shares of the publicly listed Genius Group Limited at the NYSE American (Ticker: GNS) issued to the Seller on the Closing in the amount set out in Section 3 of the Agreement.

(l) "Customer Confidential Information" means any information disclosed (whether disclosed in writing, orally or otherwise) by the customer to the Company that is marked as "confidential", described as "confidential" or should have been understood by the Company at the time of disclosure to be confidential.

(m) "Customer Data" means the data, text, drawings, diagrams, images or sounds (together with any database made up of any of these) which are embodied in any electronic, magnetic, optical or tangible media, including any customer's Confidential Information,

(n) "Damages" means: (a) any and all monetary (or where the context so requires, monetary equivalent of) damages, fines, fees, penalties, Losses, and out-of-pocket expenses (including without limitation any liability imposed under any award, writ, order, judgment, decree or direction passed or made by any Person); (b) subject to applicable Law, any punitive, or other exemplary or extra contractual damages payable or paid in respect of any contract; and (c) amounts paid in settlement, interest, court costs, costs of investigation, reasonable fees and expenses of legal counsel, accountants, and other experts, and other expenses of litigation or of any Claim, default, or assessment;

(o) "Encumbrance" with respect to any property or Asset or securities, shall mean: (a) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, security interest, equitable interest, title retention agreement, voting trust agreement, commitment, restriction or limitation or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including without limitation any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Law; (b) any voting agreement, interest, option, pre-emptive rights, right of the first offer, refusal or transfer restriction in favor of any Person; and (c) any adverse claim as to title, possession or use; "Encumber" and "Encumbered" shall be construed accordingly;

(p) "Execution Date" means the date of this Agreement.

(q) "IFRS" means the International Financial Reporting Standards, are a set of accounting standards developed by the International Accounting Standards Board (IASB).

(r) "GNS Shares" means the ordinary shares of GNS, listed at NYSE (Ticker: GNS).

(s) "Indemnified Party" has the meaning set out in Section 10.1.

(t) "Indemnifying Party" has the meaning set out in Section 10.1.

(u) "Intellectual Property" means collectively or individually, the following worldwide rights relating to intangible property, whether or not filed, perfected, registered or recorded and whether now or hereafter existing, filed, issued or acquired: (a) patents, patent applications, patent disclosures, patent rights; (b) rights associated with works of authorship, including without limitation, copyrights, copyright applications, copyright registrations; (c) rights in trademarks, trademark registrations, and applications thereof, trade names, service marks, service names, logos, or trade dress; (d) rights relating to the protection of trade secrets and confidential information; (e) internet domain names, Internet and World Wide Web (WWW) URLs or addresses; and (f) all other intellectual, information or proprietary rights anywhere in the world including rights of privacy and publicity, rights to publish information and content in any media;

(v) "Law" or "Laws" shall mean any statute, law, regulation, ordinance, rule, court order, notification, order, decree, permits, licenses, approvals, consents, authorizations, government approvals, directives, guidelines, requirements or other governmental restrictions, or any similar form of a decision of, or determination by, or any interpretation, policy or administration, having the force of the law of any of the foregoing, in the jurisdiction of Singapore, unless otherwise stated, over the matter in question, whether in effect as of the date of this Agreement or thereafter;

(w) "Liabilities" means with respect to any person any direct or indirect liability, indebtedness, obligation, expense, deficiency, guaranty or endorsement of or by such person of any type, known or unknown, and whether accrued, absolute, contingent, unmatured, matured, otherwise due or to become due.

(x) "Material Adverse Effect" means a material adverse effect in the business or in the financial condition, results of operations, properties, assets, liabilities or prospects of Seller or the Subsidiaries, or any of them, or on the ability of Seller to enter into this Agreement and perform its obligations hereunder.

(y) "Organizational Documents" (a) the certificate of incorporation or articles of incorporations and the bylaws of a corporation; (b) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a person; and (c) any amendment to any of the foregoing.

(z) "Owned IP" means all Intellectual Property in which ERL and/or any of its subsidiaries or affiliates has an ownership interest, including, but not limited to the Intellectual Property identified on Exhibit 1.

(aa) "Purchase Price" shall mean 50,000,000 ordinary shares in GNS, restricted from trade for six months, to be issued by GNS to ERL.

(bb) "Substantiated Claim" means a Claim in respect of which liability is admitted by the defaulting party, or which has been adjudicated on by a court of competent jurisdiction and no right of appeal lies in respect of such adjudication, or the parties are prevented by passage of time or otherwise from appealing.

(cc) "Transaction Documents" means, collectively, this Agreement, and each other agreement, certificate or document to be executed in connection with the Transaction.

(dd) "Transaction" means this Asset purchase contemplated in this Agreement.

(ee) "Transfer" (including with correlative meaning, the terms "Transferred by" and "Transferability") shall mean to transfer, sell, assign, pledge, hypothecate, create a security interest in or lien on, place in trust (voting or otherwise), exchange, gift or transfer by operation of Law or in any other way subject to any Encumbrance or dispose of, whether or not voluntarily.

1.2. Interpretation

In this Agreement:

(i)   Words denoting any gender shall be deemed to include all other genders.

(j)   Words importing the singular shall include the plural and vice versa, where the context so requires.

(k)   The terms "hereof", "herein", "hereby", "hereto" and other derivatives or similar words, refer to this entire Agreement or specified Sections of this Agreement, as the case may be.

(l)   Reference to the term "Section" shall be a reference to the specified Section or Schedule of this Agreement.

(m)   Any reference to "writing" includes printing, typing, lithography and other means of reproducing words in a permanently visible form.

(n)   The term "directly or indirectly" means directly or indirectly through one or more intermediary persons or through contractual or other legal arrangements, and "direct or indirect" shall have correlative meanings.

(o)   All headings and sub-headings of Sections, and the use of bold typeface are for convenience only and shall not affect the construction or interpretation of any provision of this Agreement.

(p)   Reference to any legislation or Law or any provision thereof shall include references to any such Law as it may, after the Execution Date, from time to time, be amended, supplemented or re-enacted, and any reference to a statutory provision shall include any subordinate legislation made from time to time under that provision.

(q)   Reference to the word "include" or "including" shall be construed without limitation.

(r)   Terms defined in this agreement shall include their correlative terms.

(s)   Time is of the essence in the performance of the Parties' respective obligations. If any period specified herein is extended, such extended time shall also be of the essence.

(t)   References to the knowledge, information, belief or awareness of any Person shall be deemed to include the knowledge, information, belief or awareness of such Person after examining all information which would be expected or required from a Person of ordinary prudence.

(u)   All references to this Agreement or any other Transaction Document shall be deemed to include any amendments or modifications to this Agreement or the relevant Transaction Document, as the case may be, from time to time.

(v)   Reference to days, months and years are to calendar days, calendar months and calendar years, respectively, unless defined otherwise or inconsistent with the context or meaning thereof; and

(w)   Any word or phrase defined in the recitals or in the body of this Agreement as opposed to being defined in Section 1.1 shall have the meaning so assigned to it, unless the contrary is expressly stated or the contrary clearly appears from the context.

2. PURCHASE OF ASSETS

2.1.   Upon the satisfaction of the condition relating to the Offering, as defined in the Recitals, the Seller agrees to sell, and the Purchaser agrees to purchase the assets of ERL consisting mainly of the stock of its subsidiaries and the assets thereof (the "Assets") for the Purchase Price. The Assets shall be sold free from all Encumbrances and together with all rights and privileges attached to them at the Execution Date or subsequently becoming attached to them. The list of the assets constitutes the Exhibit 1 to this Agreement.

2.2.   For the avoidance of doubt, the Parties acknowledge that the transaction contemplated herein includes all rights, title, interest, and benefits appertaining to the Assets. The purchase includes all agreements, intellectual property, goodwill, Customer Data subject to compliance with the relevant data protection laws.

3. PURCHASE PRICE

3.1.   The Price for acquiring the Assets of ERL by GNS or by Acquisition Sub is the Purchase Price, and shall be paid in shares of GNS Shares.

3.2. The Purchaser shall on the Closing Date pay the Purchase Price as agreed in accordance with Section 3.1 by issuing to the Seller GNS Shares (the "Consideration Shares") restricted from trade for 6 months in a transaction exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The Consideration Shares of GNS shall be issued to the Seller fully paid at a deemed price per share at the date of Closing ("Deemed Issue Price") equal to the Market Price and rank *pari passu* with other GNS Shares in issue.

3.3 If, prior to closing, there is:

     (i)   a subdivision, consolidation or reclassification of GNS Shares; and

     (ii)   a consolidation, amalgamation or merger of the Purchaser with or into another entity (other than consolidation, amalgamation or merger following which the Purchaser is the surviving entity and which does not result in any reclassification of, or change in the GNS Shares, then the Purchaser shall adjust the Deemed Issue Price, conditional on any such event occurring, but with effect from the date of the relevant event (an "Adjustment") so that, after such Adjustment:

     (iii)   the total number of Consideration Shares of GNS issued or to be issued to the Seller carry as nearly as possible (and in any event not less than) the same proportion of the voting rights attached to the fully diluted share capital and the same entitlement to participate in the profits and assets of the Purchaser (including on liquidation) as if there had been no such event giving rise to the Adjustment.

4. PUBLIC COMPANY

4.1. The Seller shall abide by any rules or restrictions imposed by all state and federal laws and regulatory bodies, NYSE American and the SEC on the Seller as part of GNS being a publicly listed company on NYSE American. The Seller, by signing this Agreement, acknowledges that due to SEC restrictions, any companies within GNS that seek to issue equity and/or raise capital require a registration statement to be filed and approved by the SEC. Seller represents and warrants that except to the extent previously disclosed it is in compliance with all requirements of the SEC and the OTC Markets, Inc. and all other applicable regulatory bodies.

5. CONDITIONS PRECEDENT

5.1. Purchaser Conditions Precedent to Closing. The obligations of the Purchaser to purchase the Assets on the Closing Date are subject to the satisfaction, or waiver in writing by the Purchaser at or prior to the Closing, of the following conditions:

     (a)   Compliance with obligations. The Purchaser and the Seller shall have performed and complied in all respects with all agreements, obligations, and conditions contained in the Agreement that are required to be performed or complied with on or before Closing and shall have obtained all approvals, consents, including all consents from third parties, including but not limited to, any investors in and lenders to the Company, and qualifications necessary to complete the sale and purchase of the Assets.

(b)   No Proceedings. No administrative, investigatory, judicial, quasi-judicial, or arbitration proceedings shall have been brought by any Person seeking to enjoin or seek Damages from any party in connection with the sale and purchase of the Assets, and no order, injunction, or other action shall have been issued, pending or threatened, which involves a challenge or seeks to or which prohibits, prevents, restrains, restricts, delays, makes illegal or otherwise interferes with the consummation of any of the transactions contemplated under the Agreement and the Transaction Documents;

(c)   Accuracy of Warranties. Delivery to Purchaser of a certificate, dated as of the Closing Date, executed by the Seller, certifying that the warranties set out in Section 8 are true and correct.

(d)   Delivery to Purchaser by ERL of audited financials for its subsidiaries in Singapore, Indonesia and South Africa for the financial year ended 2024 or, if agreed by the parties, delivery of a commitment for the timely completion of the audited financials.

(e)   Consents and Waivers. The Seller will have obtained all necessary consents, waivers, and no-objections in writing from any Person as may be required under any applicable Law or contract or otherwise for the execution, delivery, and performance of the Transaction Documents.

(f)   All assets being purchased are free and clear of all liens and liabilities and that there is no pending or threatened litigation or regulatory action or subpoena, legal process, proceeding or the like.

5.2.   Seller Conditions Precedent to Closing. The obligations of the Seller to sell the Assets on the Closing Date subject to the satisfaction, or waiver at or prior to the Closing, of the following conditions:

(a)   Compliance with obligations. The Purchaser shall have performed and complied in all respects with all agreements, obligations, and conditions contained in the Agreement that are required to be performed or complied with on or before Closing and shall have obtained all approvals, consents, and qualifications necessary to complete the transfer of the Assets.

(b)   Consents and Waivers. The Purchaser will have obtained all necessary consents, waivers, and no-objections in writing from any Person as may be required under any applicable Law or contract or otherwise for the execution, delivery, and performance of the Transaction Documents.

6. PRE-CLOSING ACTIONS

6.1. Between the Execution Date and the Closing Date, except as expressly permitted or required by this Agreement or with the prior written consent of the Purchaser, the Seller shall:

(a)   not directly or indirectly initiate or engage in discussions or negotiations with any other Person for the purpose of any transactions in respect of any assets of the Company, including the creation of any interest, direct, indirect, current, future, or contingent, in the assets of the Company, except for the continuation of any such discussions or negotiations that may have commenced prior to the Execution Date.

(b)   not carry out any action or omission which may affect the proposed transaction under this Agreement, or which may reduce or dilute the effective ownership of the Purchaser upon Closing, or which may change the ownership of the Assets.

(c)   not pass any resolution which is inconsistent with any provision of, or transactions contemplated under, the Transaction Documents.

(d)   conduct its operations other than in the ordinary course of business.

(e)   materially comply with all applicable Laws.

(f)   not agree or otherwise commit to taking any of the actions described in the foregoing subsections (a) through (e).

6.2.   Reporting requirements. During the period between the Execution Date and the Closing Date:

(a)   Each of the Company and the Purchaser shall promptly advise the other in writing of any event, occurrence, fact, condition, change, development, or effect that, individually or in the aggregate, has had or may reasonably be expected to have a Material Adverse Effect.

(b)   Access to Documents, Etc. Each of the Seller and the Purchaser shall allow the other and its representatives to have reasonable access until the Closing Date to its books and records, and other relevant documents necessary for the transactions contemplated herein, subject to the Confidentiality set forth in Section 15 of this Agreement.

(c)   No Actions to Cause Warranties to be Untrue. From the period of the Execution Date to the Closing Date, except as otherwise expressly contemplated in the Transaction Documents or agreed in writing by the Purchaser, neither part shall take, or agree or otherwise commit to taking, any of the foregoing actions or any other action that if taken would reasonably be expected to cause any of the warranties set out in Section 8 or 9 to be untrue.

(d)   Securities Compliance. From the period of the Execution Date to the Closing Date, GNS, as the Purchaser, will make all required pre-transaction disclosures to the SEC as may be required of the Parties by the SEC and shall fulfill all other obligations required by the SEC.

7. CLOSING, DELIVERY, AND PAYMENT

7.1.   Closing. Subject to the satisfaction or waiver of the Conditions Precedent to Closing and shareholder approval on both sides, their continued satisfaction or waiver immediately before Closing, Closing shall take place virtually and, unless agreed otherwise between the Parties.

7.2.   At Closing, both parties shall confirm they have complied with all necessary compliance as per their constitution, including any necessary Board and Shareholder approvals.

7.3   At Closing, the Seller shall deliver to the Purchase the following documents:

(a) a bill of sale transferring the Assets to the Purchaser.

(b) any necessary assignments, certificates, or instruments of transfer for the Assets.

(c) any required consents or approvals for the transfer of the Assets.

(d) any other document that may be reasonably required by the Purchaser.

7.4.   On the Closing Date, the Seller shall cause the direction of the Company to provide a duly signed written resolution of the board of directors of the Company which authorizes and approves (i) the transfer of the relevant Assets to the Purchaser; and (ii) the appointment of a director of the Company, as reasonably instructed by the Purchaser, with effect as of the Closing Date; and (iii) the execution by the company of all other documents contemplated by this Agreement to which the Company is a Party.

7.5.   At Closing the Purchaser shall issue the Consideration Shares of GNS to Seller.

7.6. The obligations of each of the Parties in this Section are interdependent on each other. Closing shall not occur unless all of the obligations specified in this Section are complied with and are fully effective.

7.7.   Notwithstanding anything to the contrary, all transactions contemplated by this Agreement to be consummated at the Closing shall be deemed to occur simultaneously and no such transaction shall be deemed to be consummated unless all such transactions are consummated.

7.8. Purchaser's Commitment to Finance. The Purchaser shall make a capital contribution to ERL in the amount of US$1,000,000, which may be used to pay certain acquisition indebtedness, general working capital purposes and capital improvements related to the Asset purchase, in the form of a loan to be repaid by the Assets.

7.9   As soon as reasonably practicable, but in no event later than six months from Closing, GNS shall cause a resale registration statement to be filed and use its reasonable efforts to have it become effective to register the Consideration Shares under the Securities Act of 1933.

8. REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants, on behalf of itself, its shareholders and its subsidiaries, to and for the benefit of Purchaser and the other Purchaser Indemnitees, as follows, as of the date hereof and as of the Closing Date:

8.1 Organizational Matters.

(a)   Organization, Standing and Power to Conduct Business. ERL: (i) is duly organized, and is validly existing and in good standing (or equivalent status), under the laws of the jurisdiction of its formation; (ii) has the requisite power to carry on its business as now being conducted; and (iii) is duly qualified, licensed and admitted to doing business, and is in good standing (or equivalent status), in each jurisdiction in which such qualification, license or admission is necessary, except in such jurisdictions where the failure to be so qualified, licensed or admitted to do business (or the equivalent thereof) would not, individually or in the aGNSregate, reasonably be expected to have a Material Adverse Effect.

(b)   Organizational Documents. Seller has made available to Purchaser accurate and complete copies of its Organizational Documents, as amended to date and in effect as of the date of this Agreement.

8.2 Authority and Due Execution.

a)   Authority. Seller has all requisite power and authority to enter into this Agreement and other Transaction Document to which it is a party and to consummate the Transaction. The execution, delivery and performance by the Seller of each Transaction Document to which it is a Party, and the consummation of the Contemplated Transaction by the Seller, have been (or will be at or prior to the Closing) duly authorized by all necessary actions on its part, and no other proceedings by Seller is necessary to authorize the execution, delivery or performance of this Agreement or any of the other Transaction Documents to which ERL is a party or to consummate the Transaction.

b)   Due Execution. This Agreement has been, and, upon execution and delivery by the Seller, each other Transaction Document to which Seller is a party will be, duly executed and delivered by ERL and constitute, or upon execution and delivery will constitute (in each case, assuming the due execution and delivery of each other party hereto or thereto), the legal, valid and binding obligation of the Seller.

8.3 Non-Contravention and Consents.

a)   Non-Contravention. The execution and delivery of this Agreement and each other Transaction Document to which ERL is a party do not, and the performance of this Agreement and each other Transaction Document to which ERL is a party will not: (i) conflict with or violate any of the Organizational Documents of ERL; (ii) conflict with or violate any applicable Legal Requirement to which ERL or any of the assets owned or used by ERL is subject; (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair the rights of ERL or materially alter the rights or obligations of any person under, or give to any person any right of termination, amendment, acceleration or cancellation of, or result in the creation of a material lien on any of the assets of ERL pursuant to, any Material Contract;

b)   Contractual Consents. No Consent under any Material Contract is required to be obtained from, and the Seller is not or will not be required under a Material Contract to give any notice to, any Person in connection with the execution, delivery or performance of this Agreement or any other Transaction Document.

c)   Governmental Consents. No Consent of any Governmental Entity, or other party, is required to be obtained, and no filing is required to be made with any Governmental Entity, by Seller in connection with the execution, delivery or performance of this Agreement or any other Transaction Document.

8.4 Financial Statements.

a) Financial Statements. Attached as an Annex to this Agreement are the audited financial statements (consisting of balance sheets, statements of income, including the footnotes thereto, for the relevant 12-month periods) of ERL, on a consolidated basis, as of December 31, 2023. The Financial Statements have been prepared in accordance with IFRS in accordance with ERL's historic past practice. Also included are the management accounts of ERL, on a consolidated basis, as of December 31, 2024. The Financial Statements fairly present in all material respects the financial position, results of operations and cash flows of ERL as of the dates, and for the periods, indicated therein. ERL maintains a standard system of accounting established and administered in accordance with IFRS including complete books and records in written or electronic form.

b) Accounts Receivable. All of the accounts receivable of ERL arose in the ordinary course of business, are carried on the records of ERL at values determined in accordance with IFRS (applied consistently with the Financial Statements) and are bona fide receivables incurred in the ordinary course. No person has any Lien (other than a Permitted Lien) on any of such accounts receivable, and no request or agreement for deduction or discount has been made with respect to any of such accounts receivable except as fully and adequately reflected in reserves for doubtful accounts.

8.5 No Liabilities; Indebtedness

a) Indebtedness. ERL is not in default with respect to any Indebtedness and no payment with respect to any Indebtedness is past due. ERL has not received any notice of default, alleged failure to perform or any offset or counterclaim with respect to any Indebtedness. Neither the execution, delivery or performance of any Transaction Document will, or would reasonably be expected to, cause or result in a default, breach or acceleration, automatic or otherwise, of any condition, covenant or another term of any Indebtedness.

b) Director and Officer Indemnification. No event has occurred, and no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in, any claim for indemnification, reimbursement or contribution by, or the advancement of any expense to, any Associate pursuant to: (i) any term of any of the Organizational Documents of ERL; (ii) any indemnification agreement or other Contract between ERL and any such Associate; or (iii) any applicable Legal Requirement. No event has occurred, and no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in, ERL incurring any Liability to, or any basis for any claim against ERL by, any current, former or alleged holder of Assets of ERL.

8.7 Intellectual Property.

a) ERL is the sole and exclusive legal and beneficial owner of all right, title and interest in and to the Owned IP, and all Owned IP is freely and fully transferable, alienable, and licensable by ERL without restriction and payment of any kind to any third party and the approval of any third party (other than payments to or approval of the applicable Governmental Entity with respect to Registered IP). All ERL's IP is free and clear of all Liens. ERL owns, or otherwise has sufficient rights to, all ERL IP used in or held for use for the business of ERL, and ERL's IP is all the IP that is required to conduct the business of ERL in the manner in which it is currently being conducted and proposed to be conducted. No funding, facilities or personnel of any educational institution, research center, or governmental entities (i) were used, directly or indirectly, to develop or create, in whole or in part, any Owned IP or (ii) have any ownership interest in or rights to any Owned IP (except for licenses granted under an Outbound License). ERL is not, and never has been, a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate ERL to grant or offer to any other Person any license or right to any Owned IP. All Owned IP has been paid for in full.

b) ERL has never infringed (directly, contributorily, by inducement or otherwise), misappropriated, or otherwise violated any IP of any other person; and (ii) ERL's IP and the conduct of the business of ERL do not infringe (directly, contributorily, by inducement or otherwise), misappropriate, or otherwise violate any IP of any person. There is no legal proceeding pending or threatened in writing against ERL or an offer of a license to ERL involving any ERL's IP or any claim alleging that any of the foregoing infringes (directly, contributorily, by inducement or otherwise), misappropriates or otherwise violates the rights of any person. To the knowledge of ERL, no person is infringing (directly, contributorily, by inducement or otherwise), misappropriating or otherwise violating any Owned IP, or has previously done so. There is no legal proceeding pending or threatened in writing against ERL in which the ownership, scope, validity, or enforceability of any ERL's IP is being, has been, or would reasonably be expected to be contested or challenged.

c) ERL has: (i) taken all reasonable measures to protect and preserve the confidentiality of all Confidential Information owned, used, or held by ERL; and (ii) only disclosed any such Confidential Information pursuant to the terms of a written agreement that requires the person receiving such Confidential Information to reasonably protect and not disclose such Confidential Information. No Confidential Information owned, used, or held by ERL has been disclosed by ERL to any Person other than pursuant to a written agreement restricting the disclosure and use of such Confidential Information by such Person.

d) No Associate has any ownership, license or another right, title or interest in any ERL IP, or to any improvements or modifications thereof. Each Associate who is or has been involved in the creation or development (alone or with others) of any IP by or for ERL, or has or previously had access to any Confidential Information owned, used, or held by ERL, has executed and delivered to ERL a written and enforceable Contract: (i) that irrevocably assigns to ERL all right, title and interest in and to any such IP; and (ii) pursuant to which such Associate agrees to maintain and protect the confidentiality of such Confidential Information. In each case in which ERL has acquired ownership (or purported to acquire ownership) of any IP from any person, ERL has obtained a valid and enforceable written assignment sufficient to irrevocably transfer ownership of all rights with respect to such IP to ERL. No associate is subject to any contract with any other person that conflicts with or restricts the performance of their work for ERL or is in violation of any Contract with another person that pertains to IP. No person (other than ERL) has an interest or right in or to any improvements, modifications, enhancements, customization or derivatives of any Owned IP. There are no royalties, fees, honoraria or other payments payable by ERL to any person by reason of the ownership, development, use, license, sale or disposition of any ERL's IP, other than salaries and sales commissions paid to employees, contractors and sales agents in the ordinary course of business.

e) Neither the execution, delivery or performance of this Agreement or any other Transaction Document will, with or without notice or lapse of time, result in, or give any other person the right or option to cause or declare, any of the following (including if a consent is required to avoid any of the following): (i) a loss of, or encumbrance on, any ERL's IP; (ii) a breach of or default under or termination of any IP License; (iii) the grant, assignment or transfer to any other person of any license or other right or interest under, in or to any Owned IP or the satisfaction of any condition as a result of which any person would be permitted to exercise any license or other right or interest under, in or to any ERL's IP; (iv) Purchaser or any of its Affiliates being bound by, or subject to, any exclusivity commitment, non-competition agreement or other limitation or restriction on the operation of their respective businesses or the use, exploitation, assertion or enforcement of any IP; (v) a reduction of any royalties or other payments that ERL would otherwise be entitled to receive with respect to any ERL's IP.

8.8 Tax Matters.

a) Seller has paid on a timely basis all Taxes relating to the Purchased Assets that are due and payable. There are no Liens with respect to Taxes on any of the Purchased Assets, other than statutory Liens for current Taxes not yet due and payable.

b) There are no pending or, to the Seller's Knowledge, threatened audits, investigations, disputes, notices of deficiency, claims or other actions or proceedings for or relating to any Taxes of Seller which would reasonably be expected to result in any Liens on any Purchased Asset or result in any material liability of Purchaser for any Tax.

8.9. Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

8.10. Employee Matters. Seller has previously provided to Purchaser a complete and correct list of all employees of the ERL as of the Effective Date (an "Employee Roster"), which lists their (a) respective salaries or hourly pay rates, (b) position, (c) accrued vacation, sick time, and paid time off, and (d) term of employment and part-time or full-time status. An updated Employee Roster as of the Closing Date will be delivered by Seller at the Closing. Such list also contains a list of all non-competition, non-solicitation, confidentiality, or other similar agreements with employees of Seller. There are no labor contracts, collective bargaining agreements, letters of understanding, or other arrangements, formal or informal, with any union or labor organization covering Seller's employees or contractors and none of such employees or contractors are represented by any union or labor organization.

8.11. Employee Benefits. Except for the Long Term Incentive Plan, there are no (collectively, "Employee Benefit Plans"): (a) "employee benefit plans," as defined in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (b) employment, consulting or other individual compensation agreements, and (c) bonus or other incentive, equity or equity-based compensation, stock option, deferred compensation, severance pay, sick leave, vacation pay, salary continuation, retirement, disability, hospitalization, paid time off, medical, life insurance, scholarship programs, or other benefits, plans, or arrangements as to which Seller has any obligation or liability, contingent or otherwise. All Employee Benefit Plans are, and have been, maintained in compliance with their terms and applicable law in all material respects.

8.12. Insurance. All insurance policies are in full force and effect, and Seller is not in material default with respect to its obligations under any of such insurance policies. Seller has not received written notice of any cancellation or threat of cancellation of such insurance policies, nor has Seller been denied insurance or suffered the cancellation of any insurance with respect to the Business during the past three (3) years.

8.13. Foreign Person. Such Seller is not a "foreign person" within the meaning of Sections 1445 and 7701 of the IRS Code (i.e. Seller is not a nonresident alien, foreign corporation, foreign partnership, foreign trust, or foreign estate as those terms are defined in the Code and any regulations promulgated thereunder).

8.14. FCPA; Anti-Bribery; Trade Laws.

a) In each case with respect to the Acquired Business, each of the Parent and each of its Subsidiaries is, and at all times has been, in compliance in all material respects with the provisions of, and none of the Parent or its Subsidiaries or any of their respective directors, officers or employees in such capacity, or, to the Knowledge of the Seller, consultants, agents or other Persons acting for or on behalf of any such Person, has taken any action that would result in a violation by such Person of, the Foreign Corrupt Practices Act of 1977 (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff) (the "FCPA"), or each other anti-corruption or anti-bribery law binding on any of them. In each case with respect to the Acquired Business, none of the Parent or any of its Subsidiaries or, to the Knowledge of the Seller, any of their respective Affiliates, managers, directors, officers, agents, employees or other Persons acting on behalf of any of them have, directly or indirectly, paid, offered or promised to pay, or authorized payment of, or will, directly or indirectly, pay, offer or promise to pay, or authorize payment of, any monies or any other thing of value to any government official or employee (including employees of government-owned or controlled entities), including "foreign officials" (as such term is defined in the FCPA), or any political party or official thereof or candidate for political office (collectively, a "Proscribed Recipient") for the purpose of, (a) influencing any act or decision of such Proscribed Recipient,

b) inducing such Proscribed Recipient to do or omit to do any act in violation of the lawful duty of such Proscribed Recipient, or to use his, her, or its influence with a Government Authority to affect or influence any act or decision of such Government Authority, or (c) assisting in obtaining or retaining business for or with, or directing business to, any Person.

c) In each case with respect to the Acquired Business, none of the Parent or its Subsidiaries or any of its respective directors, officers or employees, in such capacity, or, to the Knowledge of the Seller, consultants, agents or other Persons acting for or on behalf of any such Person, is, or is directly or indirectly owned 50% or more (individually or in the aGNSregate) or otherwise controlled by Persons identified on Specially Designated Nationals and Blocked Persons ("SDN") List administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury ("OFAC"); (ii) is an individual or entity that has been designated on any similar list or order published by the United States government, including the Denied Persons List, Entity List, or Unverified List of the U.S. Department of Commerce, or the Debarred List or Nonproliferation Sanctions List of the U.S. Department of State; or (iii) has violated any applicable U.S. economic sanctions law in connection with the operation of the Acquired Business. Without limiting the generality of the foregoing, each of the Parent and each of its Subsidiaries is, and at all times has been, in compliance with and in possession of any and all material licenses or material permits that may be required for the lawful conduct of the Acquired Business under U.S. export control law, including the Export Administration Regulations and the International Traffic in Arms Regulations. In each case with respect to the Acquired Business, none of the Parent or any of its Subsidiaries has made any voluntary disclosures to U.S. government authorities under U.S. economic sanctions law or U.S. export control law and, to the Knowledge of the Seller, none of the Parent or any of its Subsidiaries has been the subject of any governmental investigation or inquiry regarding compliance with such law or been assessed any fine or penalty under such law.

8.15. Books and Records. All books, records and accounts of the Parent and its Subsidiaries with respect to the Acquired Business are made and kept in reasonable detail and accurately and fairly reflect in all material respects the transactions and dispositions of its assets. The records, systems, controls, data and information of the Parent and its Subsidiaries with respect to the Acquired Business are recorded, stored, maintained and operated under the exclusive ownership and direct control of the Seller and its accountants. Each of the Seller and each of its Affiliates maintains a system of internal accounting controls sufficient to provide reasonable assurances that, with respect to the Acquired Business: transactions are executed in accordance with management's general or specific authorization; transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets; access to assets is permitted only in accordance with management's general or specific authorization and the recorded accounting for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

8.16. Solvency . After giving effect to the Acquisition and the other transactions contemplated by the Transaction Documents, the Seller will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liabilities on its debts as they become absolute and matured); will have adequate capital and liquidity with which to engage in its business; and will not have incurred and does not plan to incur debts beyond its ability to pay as they become absolute and matured (including a reasonable estimate of the amount of all contingent liabilities). No transfer of property is being made and no obligation is being incurred in connection with the Acquisition or the other transactions contemplated by the Transaction Documents with the actual intent to hinder, delay or defraud either present or future creditors of the Parent or any of its Subsidiaries.

8.17. General Warranty. None of the representations or warranties contained herein by Seller or the Shareholders, nor any exhibit, schedule, statement, or certificate furnished to or to be furnished by Seller or the Shareholders to Buyer pursuant to the terms hereof or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained or incorporated herein or therein not misleading.

9. REPRESENTATIONS AND WARRANTIES OF PURCHASER.

Purchaser represents and warrants to Seller as follows, as of the date hereof and as of the Closing Date:

a)   Standing. GNS is a Public Limited Company, duly incorporated, validly existing and in good standing under the laws of the Republic of Singapore.

9.1. Authority and Due Execution.

a)   Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement and each other Transaction Document to which it is a party and to consummate the Stock Purchase and the other Contemplated Transactions. The execution and delivery by Purchaser of this Agreement and the other Transaction Documents to which Purchaser is a party and the consummation by Purchaser of the Stock Purchase and the other Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution, delivery and performance of this Agreement and such other Transaction Documents by Purchaser or to consummate the Stock Purchase and the other Contemplated Transactions.

b)   Due Execution. This Agreement has been, and, upon execution and delivery, each other Transaction Document to which Purchaser is a party will be, duly executed and delivered by Purchaser and constitute, or upon execution and delivery will constitute, the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, subject only to the Enforceability Exception.

c)   Non-Contravention and Consents. The execution and delivery by Purchaser of this Agreement and each other Transaction Document to which Purchaser is a party do not, and the consummation of the Stock Purchase and the other Contemplated Transactions by Purchaser and the performance of this Agreement and the other Transactions Documents to which Purchaser is or will be a party by Purchaser will not: (i) conflict with or violate any of its Organizational Documents or similar organizational or governing documents then in effect; (ii) conflict with or violate any Legal Requirement applicable to Purchaser; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) by Purchaser under, or impair the rights of Purchaser or alter the rights or obligations of Purchaser under, or give to any Person any rights of termination, amendment or cancellation of, or result in the creation of a Lien on any of the assets of Purchaser pursuant to, any material Contract to which Purchaser is separately or collectively then a party or by which it is then bound.

d)   Funding. At Closing, the Purchaser will possess funding, or is the recipient of, binding, irrevocable and unconditional funding commitments, which will allow it to meet its obligations to make the payments due under this Agreement.

9.2. GNS Share Ownership Etc.

a)   All of the Consideration Shares upon issuance shall be fully paid and nonassessable and free and clear from all Encumbrances, and Purchaser has full right, power and authority to sell, transfer, convey and deliver to the Seller good, valid and marketable title to the Consideration Shares GNS held by any of the Purchaser in accordance with the terms of this Agreement.

b)   Upon issuance, there are no outstanding or authorized obligations, rights including allotment, pre-emptive rights, rights of first refusal pursuant to any existing agreement warrants, options, or other agreements including voting agreements, contracts, arrangements entered into by, or binding on, the Purchaser, of any kind that gives any Person the right to purchase or otherwise receive the Consideration Shares of GNS (or any interest therein).

c)   GNS has made, or will make, all necessary disclosures to regulatory bodies governing the transfer of the Consideration Shares of GNS to the Seller including but not limited to the SEC.

9.3.   Knowledge. There are no matters within the actual knowledge of the Purchase, its Affiliate or any of their officers or employees at the Closing Date which will or may entitle any of them to make a claim under this Agreement against the Seller or the Company.

10. REPRESENTATIONS AND WARRANTIES OF SELLER

10.1. Warranties of the Seller. The Seller warrants to the Purchaser that each of the statements set out in Sections 10.2 to 10.7 (Warranties of the Seller) is true and accurate as of the Execution Date.

10.2 Authorization by Seller. This Agreement has been duly authorized, executed and delivered by the Seller and creates legal, valid and binding obligations of the Seller, enforceable in accordance with its terms. No consent, approval or authorization of any Person or entity is required in connection with the Seller execution or delivery of this Agreement or the consummation by the Seller of the transactions contemplated by this Agreement, except for the approval of the Board to the transfer of the Assets from the Seller to the Purchaser.

10.3 Organization. ERL is a Corporation duly organized and validly existing under the laws of the state of Seychelless, has full corporate power and authority to carry on its business as it is currently being conducted and to own, operates and holds its assets as, and in the places where, such Assets are currently owned, operated and held.

10.4 No Conflicts. The execution, delivery and performance of and compliance with this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not:

a) violate, conflict with, result in or constitute a default under, result in the termination, cancellation or modification of, accelerate the performance required by, resulting in a right of termination under, or result in any loss of benefit under: (i) any material contract to which the Seller is a party; (ii) a material permit/license; (iii) any agreements relating to the indebtedness of the Seller (v) any agreements entered into between any or the Seller or the Company or any of its respective Affiliates; or

b) violate or conflict with any applicable Law to which the Seller or any of their respective property is subject.

10.5 No Proceedings. There are no legal or governmental proceedings pending to which the Seller is a party or to which any of the property of the Seller is subject, and which in either case could reasonably be expected to have an adverse effect on the power or ability of either of the Seller to perform theirs obligations under this Agreement.

10.6 Knowledge. There are no matters within the actual knowledge of the Seller, its Affiliate or any of their officers or employees at the Closing Date which will or may entitle any of them to make a claim under this Agreement against the Purchaser.

11. WARRANTIES GENERALLY

11.1 Each of the Parties shall give the other Parties prompt notice in writing of any event, condition or circumstance (whether existing on or before the Execution Date or arising thereafter) that would cause any of their respective warranties to become untrue or incorrect or incomplete or inaccurate or misleading in any respect, that would constitute a violation or breach of any of the warranties as of any date from the Execution Date or that would constitute a violation or breach of any terms and conditions contained in this Agreement. This requirement shall not prejudice the right of the Parties to bring a Claim for any breach of the warranties. Each Party undertakes to notify the other Parties promptly after becoming aware of such event, in any event no later than 10 (ten) days after becoming aware of such event.

11.2 Each of the warranties shall be construed as a separate warranty, covenant or undertaking, as the case may be, and shall not be limited by inference from the terms of any other warranty or by any other term of this Agreement.

12. INDEMNIFICATION AND DAMAGES

12.1 In consideration of the purchase of the Assets by the Purchaser from the Seller hereunder, each Party ("Indemnifying Party") agrees to indemnify, defend and hold harmless, the other Party, its Affiliates and each of their respective partners, officers, employees, shareholders, partners, agents, as the case may be from and against, any and all, damages, Losses, Liabilities, obligations, fines, penalties, levies, action, investigations, inquisitions, notices, suits, judgments, claims of any kind including third party claims, interest, governmental and statutory action, costs, litigation and arbitral costs, taxes or expenses (including without limitation, reasonable attorney's fees and expenses) (collectively referred to as "Loss") suffered or incurred, directly or indirectly by any Indemnified Party as a result of:

a) any misrepresentation or inaccuracy in any Warranty made by such Indemnifying Party, or any failure by such Indemnifying Party to perform or comply with any agreement, obligation, liability, warranty, term, covenant or undertaking contained in this Agreement.

b) any fraud committed by the Indemnifying Party, at any time.

12.2 In the event either Party makes any payment pursuant to this Section 12 (Indemnification), the same shall be grossed up to take into account any Taxes, payable by the Indemnified Parties on such payment.

12.3 The indemnification rights of the Indemnified Parties under this Agreement are independent of, and in addition to, such other rights and remedies as Indemnified Parties may have at Law or in equity or otherwise, including the right to seek specific performance or other injunctive relief, none of which rights or remedies shall be affected or diminished thereby.

12.4 The above indemnity shall take effect upon Closing and shall lapse on the first anniversary of the Closing Date.

13. LIMITATION OF LIABILITY

13.1 Except as provided in Section 13.9, the provisions of this Section 13 shall operate to limit the liability of each party in relation to any Claim under this Agreement.

13.2 The aggregate liability of each party for all Substantiated Claims shall not exceed the amount of the Purchase Price actually received by the Seller under this Agreement. For the purposes of assessing whether the limit has been reached, the liability of the Seller shall be deemed to include the amount of all costs, expenses and other liabilities (together with any VAT thereon) payable by it in connection with the settlement or determination of any Claim.

13.3 Neither party shall be liable for a Claim unless its liability in respect of such Claim exceeds $50,000 ("De Minimis Threshold"); and the aggregate amount of all Claims for which it would, in the absence of this Section 13.4, be liable shall exceed $250,000 and in such event the party shall be liable for the whole of such amount and not merely the excess.

13.4 All amounts in par 13.3 will be calculated after insurance reimbursement if applicable.

13.5 For the purposes of calculating Claims counting towards the De Minimis Threshold, such calculation shall exclude all costs, expenses and other liabilities (together with any irrecoverable VAT thereon) incurred or to be incurred by the Purchaser in connection with the formalization of any such Claim.

13.6 The written notice of a Claim shall give full details (so far as such details are known to the claiming party) of the nature of the Claim, the circumstances giving rise to it and the claiming party's bona fide estimate of any alleged loss.

13.7 Any Claim notified under Section 13.4 shall be deemed to be irrevocably withdrawn (if it has not been previously satisfied, settled or withdrawn) unless legal proceedings in respect thereof have been commenced in respect of a Claim within six (6) months of the giving of written notice of the Claim; and for this purpose legal proceedings shall not be deemed to have commenced unless both issued and served, provided that in the event of a Contingent Claim, legal proceedings must have been so commenced with six (6) months of the Contingent Claim becoming an actual liability.

13.8 Neither Party shall be liable for a Claim:

a) where the matter giving rise to the Claim is within the actual knowledge of the other Party, its officers or employees or its advisers before the Closing Date.

b) unless and until such Claim becomes a Substantiated Claim; or

c) where the Claim arises from an act (including an intentional failure to act) or transaction, whether before, at or after Closing, either undertaken (i) in accordance with this Agreement; or (ii) at the written request or direction of, or with the written consent of, the other Party or any member of the other Party's group.

13.8 If the same fact, matter, event or circumstance gives rise to more than one Claim, neither party shall be entitled to recover more than once in respect of such fact, matter, event or circumstance.

13.9 Where a party is entitled (whether by reason of insurance or otherwise) to recover from a third party (not being a party to this Agreement) any sum in respect of any liability, loss or damage which is the subject of a Claim or for which such a Claim could be made, such party shall use reasonable endeavors to recover from that third party before making any such Claim.

13.10 Nothing in this Section 13 applies to exclude or limit the liability of either party to the extent that a Claim arises or is delayed as a result of dishonesty, fraud, willful misconduct or willful concealment by such party, its agents or advisers.

14. TERMINATION

14.1 Each of the Parties shall take all steps necessary to fulfill the Conditions Precedent promptly. Subject to Section 14.2, if the Conditions Precedent are not satisfied, or waived on or before the Closing, the non-defaulting Party may (without limiting their right to claim damages or exercise any other rights and remedies they may have under this Agreement):

a) terminate this Agreement with immediate effect.

b) proceed to Closing as far as practicable.

14.2 Any termination of this Agreement shall be without prejudice to any rights and obligations of the Parties accrued or incurred prior to the date of such termination, which shall survive the termination of this Agreement.

15. CONFIDENTIALITY

15.1 Each Party shall keep all information relating to each other Party, information relating to the transactions herein and this Agreement (collectively referred to as the "Information") confidential. None of the Parties shall issue any public release or public announcement or otherwise make any disclosure concerning the Information without the prior approval of the other Party; provided however, that nothing in this Agreement shall restrict any of the Parties from disclosing any information as may be required pursuant to a court or regulatory order subject to providing a prior written notice of 10 (Ten) Business Days to the other Parties (except in case of regulatory inquiry or examination, and otherwise to the extent practical and permitted by Law). Subject to applicable Law, such prior notice shall also include (a) details of the Information intended to be disclosed along with the text of the disclosure language, if applicable; and (b) the disclosing Party shall also cooperate with the other Parties to the extent that such other Party may seek to limit such disclosure including taking all reasonable steps to resist or avoid the applicable requirement, at the request of the other Parties.

15.2 Nothing in Section 15.1 shall restrict any Party from disclosing Information for the following purposes:

    a) To the extent that such Information is in the public domain other than by breach of this Agreement.

    b) To the extent that such Information is required to be disclosed by any applicable Law or stated policies or standard practice of the Parties or required to be disclosed to any Governmental Authority to whose jurisdiction such Party is subject or with whose instructions it is customary to comply.

    c) To the extent that any such Information is later acquired by such Party from a source not obligated to any other Party hereto, or its Affiliates, to keep such Information confidential.

16.3 Insofar as such disclosure is reasonably necessary to such Party's employees, directors or professional advisers, provided that such Party shall procure that such employees, directors or professional advisors a written agreement to treat such Information as confidential. For the avoidance of doubt, it is clarified that disclosure of information to such employees, directors or professional advisors shall be permitted on a strictly "need-to-know basis".

    a) To the extent that any of such Information was previously known or already in the lawful possession of such Party, prior to disclosure by any other Party hereto; and

    b) To the extent that any information, materially similar to the Information, shall have been independently developed by such Party without reference to any Information furnished by any other Party hereto.

    c) Where other Parties have given their prior approval to the disclosure.

15.4 Any public release or public announcement (including any press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise to the general public) containing reference to the investment made by the Purchaser in the Company, shall require the prior written consent of the Purchaser.

16. FEES, TAXES AND DUTIES.

The Purchaser shall bear the cost of all fees in all jurisdictions where such fees, taxes and duties are payable as a result of the cost of the transactions contemplated by this Agreement. The Purchaser shall be responsible for arranging the payment of such fees, taxes and duties, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with such payment. Both Parties will be responsible for their own corporate or personal taxes and legal fees incurred from this Agreement.

17. DATA PROTECTION

Each party acknowledges and agrees, and hereby expressly consents, as follows: (i) in the performance of this Agreement, and the delivery of any documentation hereunder, Customer Data, may be generated, disclosed to a party to this Agreement, and may be incorporated into files processed by either party or by the Affiliates of either party; (ii) Customer Data will be stored as long as such data is necessary for the performance of this Agreement (iii) it warrants that it has all legal right and authority to disclose any Customer Data of any third party it discloses to the other party to this Agreement, and that it has obtained the necessary consents from the relevant third party data subjects to so disclose such Customer Data; (iv) it has been informed of the existence of its right to request access to, removal of or restriction on the processing of its Customer Data, as well as to withdraw consent at any time; and (v) it acknowledges its right to file a complaint with the Customer Data supervisory authority in the relevant jurisdiction.

18. ARBITRATION

18.1   Any dispute arising out of or in connection with this contract, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in New York City, New York, USA in accordance with the International Chamber of Commerce Arbitration Rules ("ICC Rules") for the time being in force, which rules are deemed to be incorporated by reference in this Section.

18.2   The Parties agreed that any arbitration commenced pursuant to this Section shall be conducted in accordance with the Expedited Procedure set out in Article 30 of the ICC Rules.

18.3   The Tribunal shall consist of one arbitrator.

18.4   The language of the arbitration shall be English.

18.5   This Section shall survive the termination of this Agreement.

19. GENERAL PROVISIONS

19.1   <u>Survival</u>. The warranties and the Indemnity provisions shall survive the Closing. Any other provision which by virtue of its nature is intended to survive shall survive the termination of this Agreement.

19.2   <u>Successors and Assigns</u>. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing expressed or referred to herein will be construed to give any person other than the Parties to this Agreement any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

19.3   Assignment. The Parties hereby agree that no assignment of this Agreement will be permitted without the prior written consent of other Parties.

19.4   Counterparts. This Agreement may be executed in any number of originals or counterparts, each in the like form and all of which when taken together shall constitute one and the same document, and any Party may execute this Agreement by signing any one or more of such originals or counterparts.

19.5   Notices and deliverables. Notices, demands or other communication required or permitted to be given or made under this Agreement shall be in writing and delivered personally or sent by prepaid post with recorded delivery, or email addressed to the intended recipient, or to such other address or email number as a Party may from time to time duly notify to the others:

IF TO GNS

Name: Genius Group Limited
Address: 8 Amoy Street, #01-01 Singapore 049950
Attention: Roger James Hamilton
Email: roger@geniusgroup.ai

IF TO THE SELLER

Name: Entrepreneur Resorts Ltd
Address: F20, 1st Floor, Eden Plaza, Eden Island, Seychelles
Attention: Jeremy Harris
Email: cfo@entrepreneurresorts.com

19.6   Amendments. No amendment or variation of this Agreement shall be binding on any Party unless such variation is in writing and duly signed by all the Parties.

19.7   Waiver. No waiver of any breach of any provision of this Agreement shall constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver shall be effective unless made in writing and signed by an authorized representative of the waiving Party.

19.8   Severability. Each and every obligation under this Agreement shall be treated as a separate obligation and shall be severally enforceable as such in the event of any obligation or obligations being or becoming unenforceable in whole or in part. To the extent that any provision or provisions of this Agreement are unenforceable they shall be deemed to be deleted from this Agreement and any such deletion shall not affect the enforceability of the remainder of this Agreement not so deleted provided the fundamental terms of this Agreement are not altered.

19.9 <u>Entire Agreement</u>. This Agreement, together with the [support agreement], constitutes the whole agreement between the Parties relating to the subject matter hereof and supersedes any prior arrangements whether oral or written, relating to such subject matter. No Party has relied upon any warranty in entering this Agreement other than those expressly contained herein.

19.10 <u>Independent Rights</u>. Each of the rights of the Parties under this Agreement is independent, cumulative and without prejudice to all other rights available to them, and the exercise or non-exercise of any such rights shall not prejudice or constitute a waiver of any other right of a Party, whether under this Agreement or otherwise.

19.11 Any date or period as set out in any Section of this Agreement may be extended with the written consent of the Parties failing which time shall be of the essence.

19.12 <u>Costs.</u> Each party shall bear its own expenses incurred in preparing this Agreement. The stamp duty and other costs payable on this Agreement, and the Asset transfer shall be borne by the Seller.

19.13 The provisions of this Agreement and the Appendices attached hereto shall (as far as possible) be interpreted in such a manner as to give effect to all such documents; provided however, that in the event of an inconsistency between this Agreement and the Appendixes, to the extent permitted by applicable Law, provisions of this Agreement shall prevail as between the Parties and shall govern their contractual relationship and the Parties shall cause the necessary amendments to the Appendixes attached hereto.

19.14 Governing Law: This Agreement and the relationship between the Parties shall be governed by, and interpreted in accordance with, the Laws of the State of New York and and jurisdiction for any dispute shall be the federal courts located in the Southern District of New York.

In witness hereof, the Parties' authorized representatives have executed this Agreement as of the date and year first herein above written.

#707255 v1

PURCHASER	SELLER
Genius Group Limited **a Public Singapore Company**	**Entrepreneur Resorts Limited** **a Public Seychelles Company**

Signed by:
Roger James Hamilton
522537A9813A42C...

By: _____
Roger Hamilton, CEO

Date: 10 June, 2025

Signed by:
Jeremy Harris
F3170D6615DB4EB...

By: _____
Jeremy Harris, CFO

Date: 10 June, 2025

Appendix 1

List of Assets

Subsidiaries of Entrepreneur Resorts Ltd

Subsidiary name	Jurisdiction	Ownership holding
Entrepreneur Resorts Pte Ltd	Singapore	100%
Genius Central Singapore Pte Ltd (in liquidation)	Singapore	100%
PT. XL Bali Vision Villa	Indonesia (Bali)	100%
Tau Game Lodge (Pty) Ltd	South Africa	100%
Matla Game Lodge (Pty) Ltd	South Africa	100%

Appendix 2

Audited Financial Statements of Entrepreneur Resorts Limited and its subsidiaries

for the year ended 31 December 2023

ENTREPRENEUR RESORTS LIMITED AND ITS SUBSIDIARIES
(Registration number 194139)
Financial Statements
for the year ended 31 December 2023

These financial statements have been audited in compliance with the applicable requirements of the Companies Act.

Issued 13 December 2024

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

General Information

Country of incorporation and domicile	Seychelles
Nature of business and principal activities	Engaged principally in the hospitality industry
Directors	Roger James Hamilton
	Dennis Owen Du Bois
	Vilma Lisa Bovio
	Jeremy Justin Harris
Registered office	Entrepreneur Resorts Limited
	105 First Floor, Waterside Property,
	Eden Island, Seychelles
Business address	Entrepreneur Resorts Limited
	105 First Floor, Waterside Property,
	Eden Island, Seychelles
Auditors	Moore Infinity Incorporated
	Chartered Accountants
	Registered Auditors
Secretary	Sterling Trust & Fiduciary Limited
Company registration number	194139
Level of assurance	These financial statements have been audited in compliance with the applicable requirements of the Companies Act.
Issued	13 December 2024

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Index

The reports and statements set out below comprise the financial statements presented to the shareholder:



Moore Infinity Inc.

Silver Stream Business Park
10 Muswell Road
Bryanston, Sandton 2191
P O Box 663, Benoni, 1501

T   +27 (0)11 421 8374
E   info@mooreinfinity.com

www.moore-southafrica.com

Independent Auditor's Report

To the Shareholders of Entrepreneur Resorts Limited

Report on the Audit of the Consolidated and Separate Financial Statements

Opinion

We have audited the consolidated and separate financial statements of Entrepreneur Resorts Limited (the company) and its subsidiaries (the group) set out on pages 10 to 64, which comprise the consolidated and separate statement of financial position as at 31December 2023, the consolidated and separate statement of profit or loss and other comprehensive income, the consolidated and separate statement of changes in equity and the consolidated and separate statement of cash flows for the year then ended, and notes to the financial statements, including significant accounting policy information.

In our opinion, the consolidated and separate financial statements present fairly, in all material respects, the consolidated and separate financial position of Entrepreneur Resorts Limited and its subsidiaries as at 31 December 2023, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and the requirements of the International Business Companies Act.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated and Separate Financial Statements* section of our report. We are independent of the group and company in accordance with the Independent Regulatory Board for Auditors' *Code of Professional Conduct for Registered Auditors* (IRBA Code) and other independence requirements applicable to performing audits of financial statements in Seychelles. We have fulfilled our other ethical responsibilities in accordance with the IRBA Code and in accordance with other ethical requirements applicable to performing audits in South Africa. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants' *International Code of Ethics for Professional Accountants (including International Independence Standards)*. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the Consolidated and Separate financial statements of the current period. These matters were addressed in the context of our audit of the consolidated and separate financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

We have determined that there are no key audit matters to communicate in our report.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the document titled "Entrepreneur Resorts Limited and its subsidiaries financial statements for the year ended 31 December 2023", which includes the Directors' Report as required by the International Business Companies Act and the supplementary information as set out on pages 7 to 9. The other information does not include the consolidated and separate financial statements and our auditor's report thereon.

Our opinion on the consolidated and separate financial statements does not cover the other information and we do not express an audit opinion or any form of assurance conclusion thereon.

Moore Infinity Inc. | Reg No. 2006/018138/21 | Trading as Moore | Registered Auditors - Practice Number 902317.
Non-Executive Director: D Theunissen
Directors: LB Roberts, E Rossouw, N Moodley, CM Visser, PJ Conradie, B Wilters, R Carvalho, P Dickson

Member firms in principal cities throughout the world.



Moore Infinity Inc.

Silver Stream Business Park
10 Muswell Road
Bryanston, Sandton 2191
P O Box 663, Benoni, 1501

T   +27 (0)11 421 8374
E   info@mooreinfinity.com

www.moore-southafrica.com

Independent Auditor's Report

In connection with our audit of the consolidated and separate financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated and separate financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Consolidated and Separate Financial Statements

The directors are responsible for the preparation and fair presentation of the consolidated and separate financial statements in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board and the requirements of the International Business Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of consolidated and separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated and separate financial statements, the directors are responsible for assessing the company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Consolidated and Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated and separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated and separate financial statements.

As part of an audit in accordance with International Standards on Auditing, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated and separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.
- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated and separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the consolidated and separate financial statements, including the disclosures, and whether the consolidated and separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.



Moore Infinity Inc.

Silver Stream Business Park
10 Muswell Road
Bryanston, Sandton 2191
P O Box 663, Benoni, 1501

T   +27 (0)11 421 8374
E   info@mooreinfinity.com

www.moore-southafrica.com

Independent Auditor's Report

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated and separate financial statements of the current 12-months period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rate circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

In terms of the IRBA Rule published in Government Gazette Number 39475 dated 4 December 2015, we report that Moore Infinity Incorporated has been the auditor of Entrepreneur Resorts Limited for 2 years.

Moore Infinity Incorporated
Chartered Accountants (SA)
Registered Auditors

Per: Ettiene Rossouw
Director
Registered Auditor

13 December 2024

Silver Stream Business Park
10 Muswell Road
Bryanston
Sandton
2191

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Directors' Responsibilities and Approval

The directors are required in terms of the Companies Act to maintain adequate accounting records and are responsible for the content and integrity of the financial statements and related financial information included in this report. It is their responsibility to ensure that the financial statements fairly present the state of affairs of the group as at the end of the financial year and the results of its operations and cash flows for the period then ended, in conformity with IFRS ® Accounting Standards. The external auditors are engaged to express an independent opinion on the financial statements.

The financial statements are prepared in accordance with IFRS ® Accounting Standards as issued by the International Accounting Standards Board (IASB ®) and are based upon appropriate accounting policies consistently applied and supported by reasonable and prudent judgements and estimates.

The directors acknowledge that they are ultimately responsible for the system of internal financial control established by the group and place considerable importance on maintaining a strong control environment. To enable the directors to meet these responsibilities, the directors set standards for internal control aimed at reducing the risk of error or loss in a cost-effective manner. The standards include the proper delegation of responsibilities within a clearly defined framework, effective accounting procedures and adequate segregation of duties to ensure an acceptable level of risk. These controls are monitored throughout the group and all employees are required to maintain the highest ethical standards in ensuring the group's business is conducted in a manner that in all reasonable circumstances is above reproach. The focus of risk management in the group is on identifying, assessing, managing and monitoring all known forms of risk across the group. While operating risk cannot be fully eliminated, the group endeavours to minimise it by ensuring that appropriate infrastructure, controls, systems and ethical behaviour are applied and managed within predetermined procedures and constraints.

The directors are of the opinion, based on the information and explanations given by management, that the system of internal control provides reasonable assurance that the financial records may be relied on for the preparation of the financial statements. However, any system of internal financial control can provide only reasonable, and not absolute, assurance against material misstatement or loss.

The directors have reviewed the group's cash flow forecast for the next 12 months and, in light of this review and the current financial position, they are satisfied that the group has or had access to adequate resources to continue in operational existence for the foreseeable future.

The external auditors are responsible for independently auditing and reporting on the group's financial statements. The financial statements have been examined by the group's external auditors and their report is presented on pages 3 to 5.

The financial statements set out on pages 10 to 64, which have been prepared on the going concern basis, were approved by the board on 13 December 2024 and were signed on their behalf by:

Signed by:
Jeremy Justin Harris
F3170D6615DB4EB...
Jeremy Justin Harris

DocuSigned by:
Roger James Hamilton
25E8FE9140A14F8...
Roger James Hamilton

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Directors' Report

1. Incorporation

The group was incorporated on 09 May 2017 and obtained its certificate to commence business on the same day.

2. Nature of business

Entrepreneur Resorts Limited and its subsidiaries is an investment entity incorporated in Seychelles with interests in the hospitality industry. The holding company operates in Seychelles, and the subsidiaries in Indonesia, Singapore and South Africa.

There have been no material changes to the nature of the group's business from the prior year.

3. Review of financial results and activities

The consolidated financial statements have been prepared in accordance with IFRS ® Accounting Standards. The accounting policies have been applied consistently compared to the prior year.

Full details of the financial position, results of operations and cash flows of the group are set out in these consolidated financial statements.

The directors have pleasure in submitting their report on the financial statements of Entrepreneur Resorts Limited and its subsidiaries and the group for the year ended 31 December 2023.

4. Share capital

			2023	2022
Authorised			Number of shares	
500 000 000 Ordinary shares of US$ 0.01 each			5 000 000	5 000 000

	2023	2022	2023	2022
Issued	US Dollar	US Dollar	Number of shares	
13 956 681 (2022: 13 956 681) Ordinary shares of US$ 0.01	139 567	139 567	13 956 681	13 956 681
Share Premium	15 143 481	15 143 481	-	-
	15 283 048	**15 283 048**	**13 956 681**	**13 956 681**

Refer to note 12 of the consolidated financial statements for detail of the movement in authorised and issued share capital.

5. Dividends

The board of directors do not recommend the declaration of a dividend for the year.

6. Insurance and risk management

The group follows a policy of reviewing the risks relating to assets and possible liabilities arising from business transactions with its insurers on an annual basis. Wherever possible assets are automatically included. There is also a continuous asset risk control programme, which is carried out in conjunction with the group's insurance brokers. All risks are considered to be adequately covered, except for political risks, in the case of which as much cover as is reasonably available has been arranged.

7. Directorate

The directors in office at the date of this report are as follows:

Directors	Nationality	Changes
Roger James Hamilton	British	
Dennis Owen Du Bois	American	
Sandra Lee Morrell	Australian	Resigned, 17 July 2023
Vilma Lisa Bovio	Italian	
Jeremy Justin Harris	Australian	

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Directors' Report

8.   Directors' interests in contracts

During the financial year, no contracts were entered into which directors or officers of the group had an interest and which significantly affected the business of the group.

9.   Directors' Interest in shares

As at 31 December 2023, the directors of the Company held indirect beneficial interests of its issued ordinary shares, as set out below:

Director	2023	2022
Jeremy Justin Harris	0,12 %	0,51 %
Sandra Lee Morrell (resigned)	- %	4,81 %
Roger James Hamilton	12,31 %	57,96 %
Dennis Owen Du Bois	0,03 %	0,13 %
Vilma Lisa Bovio	0,03 %	0,13 %
	12,49 %	**63,54 %**

10.   Directors fees

Directors payments for services as directors and other emoluments for the past reporting periods as set out in note 32 of the consolidated financial statements.

11.   Holding company

The group's holding company was Genius Group Limited until a spin-off event completed on 2 October 2023. Genius Group Limited held 95% of the group's equity as of 31 December 2022. Genius Group Limited is incorporated in Singapore

12.   Events after the reporting period

On 31 January 2024, Entrepreneur Resorts Ltd executed a Debt Conversion Agreement with Genius Group Ltd (which had been the ultimate holding company of Entrepreneur Resorts Ltd until a spin-off event completed on 2 October 2023). Under this agreement, a net amount of US $3,999,448 owing from Entrepreneur Resorts Ltd and its subsidiaries to Genius Group Ltd and subsidiaries was converted to equity in Entrepreneur Resorts Ltd, and an additional US $1,000,000.00 was agreed to be advanced from Genius Group Ltd to Entrepreneur Resorts Ltd in instalments over a period of up to one year which would also be converted to equity. The price for conversion is US $2.75

The directors are not aware of any other material event which occurred after the reporting date and up to the date of this report.

13.   Going concern

We draw attention to the fact that at 31 December 2023, the company had accumulated losses of US Dollar 12 634 341 and that the company's total liabilities exceed its total assets by US Dollar (1 885 115).

The ability of the group to continue as a going concern is dependent on a number of factors. The most significant of these is that the directors continue to procure funding for the ongoing operations for the group including the debt conversion agreement with Genius Group Ltd as described in the events after the reporting period note 12.

14.   Secretary

The company secretary is Sterling Trust & Fiduciary Limited.

15.   Terms of appointment of the auditors

Moore Infinity Incorporated was appointed as the company's auditors.

16.   Date of authorisation for issue of financial statements

The consolidated financial statements have been authorised for issue by the directors on Friday, 13 December 2024. No authority was given to anyone to amend the financial statements after the date of issue.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Directors' Report

17. Sponsor Advisor

Horison Fintex Advisors Limited acts as sponsor to the group in terms of MERJ Exchange Limited's regulations.

18. Transfer of securities

MERJ Depository and Registry Limited acts as registrar for the transfer of securities of the group.

19. Liquidity and solvency

The directors have performed the required liquidity and solvency tests required by the Companies Act.

20. Non-IFRS Financial Measures - Normalised EBITDA

We have included normalised EBITDA in this Annual Report because it is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short-term and long-term operational plans. In particular, the exclusion of certain expenses in calculating normalised EBITDA can provide a useful measure for period-to-period comparisons of our core business. Non-IFRS financial measures are not a substitute for IFRS financial measures.

Normalised EBITDA	Group 2023	Group 2022
Loss from operation	(580 185)	(7 617 453)
Adjusted for:	-	-
Depreciation	703 990	781 536
Impairment of goodwill	-	5 727 885
Impairment of amounts due from related parties	(646)	1 376 506
Reversal of depreciation on revaluation amount	-	(720 181)
	123 159	**(451 707)**

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Statement of Financial Position as at 31 December 2023

Figures in US Dollar	Notes	Group 2023	Group 2022	Company 2023	Company 2022
Assets					
Non-Current Assets					
Property, plant and equipment	3	5 882 404	6 265 239	-	-
Right-of-use assets	4	1 242 539	1 761 977	-	-
Investments in subsidiaries	6	-	-	858 587	858 587
		7 124 943	**8 027 216**	**858 587**	**858 587**
Current Assets					
Inventories	8	156 427	95 245	-	-
Loans to group companies	7	-	431 499	3 266 342	4 517 534
Loans receivable	9	583 871	-	406 076	-
Trade and other receivables	10	677 767	1 604 336	703 383	817 178
Current tax receivable		-	5 345	-	-
Cash and cash equivalents	11	602 295	826 767	-	-
		2 020 360	**2 963 192**	**4 375 801**	**5 334 712**
Total Assets		**9 145 303**	**10 990 408**	**5 234 388**	**6 193 299**
Equity and Liabilities					
Equity					
Share capital	12	15 283 048	15 283 048	15 283 048	15 283 048
Reserves		4 853 080	4 761 986	(763 592)	(763 592)
Accumulated loss		(20 422 375)	(20 118 897)	(12 634 341)	(11 197 957)
		(286 247)	**(73 863)**	**1 885 115**	**3 321 499**
Liabilities					
Non-Current Liabilities					
Lease liabilities	4	1 171 191	1 622 978	-	-
Deferred tax	18	81 701	739 458	-	-
		1 252 892	**2 362 436**	**-**	**-**
Current Liabilities					
Trade and other payables	19	2 578 303	3 318 368	534 304	391 092
Loans from group companies	16	-	4 290 809	485 961	2 480 708
Borrowings	17	4 723 995	-	2 329 008	-
Lease liabilities	4	449 973	438 672	-	-
Deferred income	20	387 115	630 811	-	-
Current tax payable		28 877	12 877	-	-
Other loans payable to related parties		10 395	10 298	-	-
		8 178 658	**8 701 835**	**3 349 273**	**2 871 800**
Total Liabilities		**9 431 550**	**11 064 271**	**3 349 273**	**2 871 800**
Total Equity and Liabilities		**9 145 303**	**10 990 408**	**5 234 388**	**6 193 299**

* See Note

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Statement of Profit or Loss and Other Comprehensive Income

		Group		Company	
Figures in US Dollar	Notes	2023	2022	2023	2022
Revenue	21	5 904 484	4 783 572	223 221	192 822
Cost of sales	22	(1 277 152)	(1 093 718)	-	-
Gross profit		**4 627 332**	**3 689 854**	**223 221**	**192 822**
Other operating income	23	37 014	1 133 981	(4 727)	93 243
Other operating gains (losses)	24	(193 938)	(156 065)	22 051	(10 963)
Other operating expenses		(5 050 593)	(12 285 223)	(1 560 875)	(10 037 677)
Operating loss	25	**(580 185)**	**(7 617 453)**	**(1 320 330)**	**(9 762 575)**
Investment income	27	52 700	23 041	-	-
Finance costs	28	(364 488)	(421 734)	(116 054)	(134 915)
Loss before taxation		**(891 973)**	**(8 016 146)**	**(1 436 384)**	**(9 897 490)**
Taxation		588 495	381 767	-	-
Loss for the year		**(303 478)**	**(7 634 379)**	**(1 436 384)**	**(9 897 490)**
Other comprehensive income		-	-	-	-
Total comprehensive loss for the year		**(303 478)**	**(7 634 379)**	**(1 436 384)**	**(9 897 490)**

* See Note

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Statement of Changes in Equity

Figures in US Dollar	Share capital	Share premium	Total share capital	Foreign currency translation reserve	General share reserve	Revaluation reserve	Reserves for own shares / Share repurchase reserve	Total reserves	Accumulated loss	Total equity
Group										
Balance at 01 January 2022	**136 101**	**15 130 772**	**15 266 873**	**(1 191 284)**	**-**	**7 235 484**	**(140 680)**	**5 903 520**	**(12 484 518)**	**8 685 875**
Loss for the year	-	-	-	-	-	-	-	-	(7 634 379)	(7 634 379)
Other comprehensive income	-	-	-	441 927	-	(1 583 461)	-	(1 141 534)	-	(1 141 534)
Total comprehensive Loss for the year	**-**	**-**	**-**	**441 927**	**-**	**(1 583 461)**	**-**	**(1 141 534)**	**(7 634 379)**	**(8 775 913)**
Issue of shares	3 466	12 709	16 175	-	-	-	-	-	-	16 175
Total contributions by and distributions to owners of company recognised directly in equity	**3 466**	**12 709**	**16 175**	**-**	**-**	**-**	**-**	**-**	**-**	**16 175**
Restated Balance at 01 January 2022	**139 567**	**15 143 481**	**15 283 048**	**(749 357)**	**-**	**5 652 023**	**(140 680)**	**4 761 986**	**(20 118 897)**	**(73 863)**
Loss for the year	-	-	-	-	-	-	-	-	(303 478)	(303 478)
Other comprehensive income	-	-	-	274 758	-	(183 664)	-	91 094	-	91 094
Total comprehensive Loss for the year	**-**	**-**	**-**	**274 758**	**-**	**(183 664)**	**-**	**91 094**	**(303 478)**	**(212 384)**
Balance at 31 December 2023	**139 567**	**15 143 481**	**15 283 048**	**(474 599)**	**-**	**5 468 359**	**(140 680)**	**4 853 080**	**(20 422 375)**	**(286 247)**
Notes	12	12	12	13		14				

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Statement of Changes in Equity

Figures in US Dollar	Share capital	Share premium	Total share capital	Foreign currency translation reserve	General share reserve	Revaluation reserve	Reserves for own shares / Share repurchase reserve	Total reserves	Accumulated loss	Total equity
Company										
Balance at 01 January 2022	**136 101**	**15 130 772**	**15 266 873**	**-**	**(622 912)**	**-**	**(140 680)**	**(763 592)**	**(1 300 467)**	**13 202 814**
Loss for the year	-	-	-	-	-	-	-	-	(9 897 490)	(9 897 490)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-
Total comprehensive Loss for the year	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(9 897 490)**	**(9 897 490)**
Issue of shares	3 466	12 709	16 175	-	-	-	-	-	-	16 175
Total contributions by and distributions to owners of company recognised directly in equity	**3 466**	**12 709**	**16 175**	**-**	**-**	**-**	**-**	**-**	**-**	**16 175**
Balance at 01 January 2023	**139 567**	**15 143 481**	**15 283 048**	**-**	**(622 912)**	**-**	**(140 680)**	**(763 592)**	**(11 197 957)**	**3 321 499**
Loss for the year	-	-	-	-	-	-	-	-	(1 436 384)	(1 436 384)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-
Total comprehensive Loss for the year	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(1 436 384)**	**(1 436 384)**
Balance at 31 December 2023	**139 567**	**15 143 481**	**15 283 048**	**-**	**(622 912)**	**-**	**(140 680)**	**(763 592)**	**(12 634 341)**	**1 885 115**
Notes	12	12	12	13		14				

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Statement of Cash Flows

Figures in US Dollar	Notes	Group 2023	Group 2022	Company 2023	Company 2022
Cash flows from operating activities					
Cash receipts from customers		4 973 605	4 350 267	-	119 091
Cash paid to suppliers and employees		(4 254 074)	(4 359 094)	-	(581 249)
Cash (used in)/generated from operations	29	719 531	(8 827)	-	(462 158)
Interest income	27	52 700	23 041	-	-
Finance costs	28	(364 488)	(314 547)	-	(134 915)
Tax (paid) received	30	(1 338)	1 829	-	-
Net cash from operating activities		**406 405**	**(298 504)**	**-**	**(597 073)**
Cash flows from investing activities					
Purchase of property, plant and equipment	3	(431 736)	(203 337)	-	-
Proceeds from sale of property, plant and equipment	3	-	14 095	-	-
Cash receipts on repayments of loans to group companies	7	431 499	73 854	-	597 086
Cash advanced on loans granted	9	(583 871)	-	-	-
Net cash from investing activities		**(584 108)**	**(115 388)**	**-**	**597 086**
Cash flows from financing activities					
Proceeds on issue of share capital	12	-	16 175	-	16 175
Proceeds from loans from group companies	7	-	1 358 933	-	491 577
Loans advanced to group companies	7	(4 290 712)	-	-	-
Cash received on borrowings	17	4 723 995	-	-	-
Repayment of convertible debt obligations through profit and loss		-	(507 765)	-	(507 765)
Repayment on lease liabilities	4	(440 486)	(494 700)	-	-
Repayments of other liabilities		-	(900)	-	-
Net cash from financing activities		**(7 203)**	**371 743**	**-**	**(13)**
Total cash movement for the year		**(184 906)**	**(42 149)**	**-**	**-**
Cash and cash equivalents at the beginning of the year		826 767	970 916	-	-
Effect of foreign currency translation		(39 566)	(102 000)	-	-
Cash and cash equivalents at the end of the year	11	**602 295**	**826 767**	**-**	**-**

* See Note

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.   Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated and separate financial statements are set out below.

1.1   Basis of preparation

The consolidated and separate financial statements have been prepared on the going concern basis in accordance with, and in compliance with, IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB®) and IFRIC® Interpretations ("IFRS IC") and effective at the time of preparing these financial statements and the Companies Act.

The financial statements have been prepared on the historic cost convention, unless otherwise stated in the accounting policies which follow and incorporate the principal accounting policies set out below. They are presented in US Dollars, which is the group and company's functional currency.

These accounting policies are consistent with the previous period.

1.2   Consolidation

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the company and all subsidiaries. Subsidiaries are entities (including structured entities) which are controlled by the group.

The group has control of an entity when it is exposed to or has rights to variable returns from involvement with the entity and it has the ability to affect those returns through use its power over the entity.

The results of subsidiaries are included in the consolidated financial statements from the effective date of acquisition to the effective date of disposal.

Adjustments are made when necessary to the financial statements of subsidiaries to bring their accounting policies in line with those of the group.

All inter-company transactions, balances, and unrealised gains on transactions between group companies are eliminated in full on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Investments in subsidiaries in the separate financial statements

In the company's separate financial statements, investments in subsidiaries are carried at cost less any accumulated impairment losses.

Business combinations

The group accounts for business combinations using the acquisition method of accounting. The cost of the business combination is measured as the aggregate of the fair values of assets given, liabilities incurred or assumed and equity instruments issued. Costs directly attributable to the business combination are expensed as incurred, except the costs to issue debt which are amortised as part of the effective interest and costs to issue equity which are included in equity.

Any contingent consideration is included in the cost of the business combination at fair value as at the date of acquisition. Subsequent changes to the assets, liability or equity which arise as a result of the contingent consideration are not affected against goodwill, unless they are valid measurement period adjustments. Otherwise, all subsequent changes to the fair value of contingent consideration that is deemed to be an asset or liability is recognised in either profit or loss or in other comprehensive income, in accordance with relevant IFRS's. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The acquiree's identifiable assets, liabilities and contingent liabilities which meet the recognition conditions of IFRS 3 Business combinations are recognised at their fair values at acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets Held For Sale and Discontinued Operations, which are recognised at fair value less costs to sell.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.2   Consolidation (continued)

Contingent liabilities are only included in the identifiable assets and liabilities of the acquiree where there is a present obligation at acquisition date.

On acquisition, the acquiree's assets and liabilities are reassessed in terms of classification and are reclassified where the classification is inappropriate for group purposes. This excludes lease agreements and insurance contracts, whose classification remains as per their inception date.

Non-controlling interests in the acquiree are measured on an acquisition-by-acquisition basis either at fair value or at the non-controlling interests' proportionate share in the recognised amounts of the acquiree's identifiable net assets. This treatment applies to non-controlling interests which are present ownership interests, and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation. All other components of non-controlling interests are measured at their acquisition date fair values, unless another measurement basis is required by IFRS's.

In cases where the group held a non-controlling shareholding in the acquiree prior to obtaining control, that interest is measured to fair value as at acquisition date. The measurement to fair value is included in profit or loss for the year. Where the existing shareholding was classified as an available-for-sale financial asset, the cumulative fair value adjustments recognised previously to other comprehensive income and accumulated in equity are recognised in profit or loss as a reclassification adjustment.

Goodwill is determined as the consideration paid, plus the fair value of any shareholding held prior to obtaining control, plus non-controlling interest and less the fair value of the identifiable assets and liabilities of the acquiree. If, in the case of a bargain purchase, the result of this formula is negative, then the difference is recognised directly in profit or loss.

Goodwill is not amortised but is tested on an annual basis for impairment. If goodwill is assessed to be impaired, that impairment is not subsequently reversed.

Goodwill arising on acquisition of foreign entities is considered an asset of the foreign entity. In such cases the goodwill is translated to the functional currency of the group at the end of each reporting period with the adjustment recognised in equity through to other comprehensive income.

1.3   Significant judgements and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management, from time to time, to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies

Management did not make critical judgements in the application of accounting policies, apart from those involving estimations, which would significantly affect the financial statements.

Key sources of estimation uncertainty

Fair value estimation

Several assets and liabilities of the group are either measured at fair value or disclosure is made of their fair values.

A valuation committee was established in order to determine the appropriate valuation techniques and inputs for each valuation. The committee reports to the CFO. Significant valuation issues are reported to the audit committee.

Observable market data is used as inputs to the extent that it is available. Qualified external valuers are consulted for the determination of appropriate valuation techniques and inputs.

Information about the specific techniques and inputs of the various assets and liabilities is disclosed in notes.

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.3 Significant judgements and sources of estimation uncertainty (continued)

Impairment testing

The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. When such indicators exist, management determine the recoverable amount by performing value in use and fair value calculations. These calculations require the use of estimates and assumptions. When it is not possible to determine the recoverable amount for an individual asset, management assesses the recoverable amount for the cash generating unit to which the asset belongs.

Useful lives of property, plant and equipment

Management assess the appropriateness of the useful lives of property, plant and equipment at the end of each reporting period. The useful lives of motor vehicles, furniture and computer equipment are determined based on group replacement policies for the various assets. Individual assets within these classes, which have a significant carrying amount are assessed separately to consider whether replacement will be necessary outside of normal replacement parameters. The useful life of manufacturing equipment is assessed annually based on factors including wear and tear, technological obsolescence and usage requirements.

Goodwill impairment considerations

Determining whether goodwill is impaired requires an estimation of the recoverability. The recoverable amount calculation requires the group to estimate the future cash flows expected to arisee and a suitable discount rate in order to calculate the present value. The recoverable amount is calculated as the higher of value-in-use or fair-value-less-cost-to-dispose which is categorised within Level 3 of the fair value herarchy as defined in the group's accounting policy.

1.4 Property, plant and equipment

Property, plant and equipment are tangible assets which the group holds for its own use or for rental to others and which are expected to be used for more than one year.

An item of property, plant and equipment is recognised as an asset when it is probable that future economic benefits associated with the item will flow to the group, and the cost of the item can be measured reliably.

Property, plant and equipment is initially measured at cost. Cost includes all of the expenditure which is directly attributable to the acquisition or construction of the asset, including the capitalisation of borrowing costs on qualifying assets and adjustments in respect of hedge accounting, where appropriate.

Expenditure incurred subsequently for major services, additions to or replacements of parts of property, plant and equipment are capitalised if it is probable that future economic benefits associated with the expenditure will flow to the group and the cost can be measured reliably. Day to day servicing costs are included in profit or loss in the year in which they are incurred.

Subsequent to initial recognition, property, plant and equipment is measured at cost less accumulated depreciation and any accumulated impairment losses, except for land and buildings which are stated at revalued amounts. The revalued amount is the fair value at the date of revaluation less any subsequent accumulated depreciation and impairment losses.

Property, plant and equipment is subsequently stated at revalued amount, being the fair value at the date of revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

Revaluations are made with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the end of the reporting year.

When an item of property, plant and equipment is revalued, the gross carrying amount is adjusted consistently with the revaluation of the carrying amount. The accumulated depreciation at that date is adjusted to equal the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

Any increase in an asset's carrying amount, as a result of a revaluation, is recognised in other comprehensive income and accumulated in the revaluation reserve in equity. The increase is recognised in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognised in profit or loss.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.4   Property, plant and equipment (continued)

Any decrease in an asset's carrying amount, as a result of a revaluation, is recognised in profit or loss in the current year. The decrease is recognised in other comprehensive income to the extent of any credit balance existing in the revaluation reserve in respect of that asset. The decrease recognised in other comprehensive income reduces the amount accumulated in the revaluation reserve in equity.

The revaluation reserve related to a specific item of property, plant and equipment is transferred directly to retained income when the asset is derecognised.

Depreciation of an asset commences when the asset is available for use as intended by management. Depreciation is charged to write off the asset's carrying amount over its estimated useful life to its estimated residual value, using a method that best reflects the pattern in which the asset's economic benefits are consumed by the group. Leased assets are depreciated in a consistent manner over the shorter of their expected useful lives and the lease term. Depreciation is not charged to an asset if its estimated residual value exceeds or is equal to its carrying amount. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale or derecognised.

The useful lives of items of property, plant and equipment have been assessed as follows:

Item	Depreciation method	Average useful life
Buildings	Straight line	20 years
Leasehold property	Straight line	20 years
Plant and Machinery	Straight line	5 years
Furniture and fixtures	Straight line	5 years
Motor vehicles	Straight line	5 years
Office equipment	Straight line	5 years
IT equipment	Straight line	3 - 5 years
Spa equipment, curtains, crockery, glassware and linen	Straight line	5 years

Assets under construction has not been depreciated as the assets are not in use.

The residual value, useful life and depreciation method of each asset are reviewed at the end of each reporting year. If the expectations differ from previous estimates, the change is accounted for prospectively as a change in accounting estimate.

The depreciation charge for each year is recognised in profit or loss unless it is included in the carrying amount of another asset.

Impairment tests are performed on property, plant and equipment when there is an indicator that they may be impaired. When the carrying amount of an item of property, plant and equipment is assessed to be higher than the estimated recoverable amount, an impairment loss is recognised immediately in profit or loss to bring the carrying amount in line with the recoverable amount.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its continued use or disposal. Any gain or loss arising from the derecognition of an item of property, plant and equipment, determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item, is included in profit or loss when the item is derecognised.

1.5   Financial instruments

Financial instruments held by the group are classified in accordance with the provisions of IFRS 9 Financial Instruments.

Broadly, the classification possibilities, which are adopted by the group, as applicable, are as follows:

Financial assets which are equity instruments:
• Mandatorily at fair value through profit or loss; or
• Designated as at fair value through other comprehensive income. (This designation is not available to equity instruments which are held for trading or which are contingent consideration in a business combination).

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.5 Financial instruments (continued)

Financial assets which are debt instruments:
- Amortised cost. (This category applies only when the contractual terms of the instrument give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal, and where the instrument is held under a business model whose objective is met by holding the instrument to collect contractual cash flows); or
- Fair value through other comprehensive income. (This category applies only when the contractual terms of the instrument give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal, and where the instrument is held under a business model whose objective is achieved by both collecting contractual cash flows and selling the instruments); or
- Mandatorily at fair value through profit or loss. (This classification automatically applies to all debt instruments which do not qualify as at amortised cost or at fair value through other comprehensive income); or
- Designated at fair value through profit or loss. (This classification option can only be applied when it eliminates or significantly reduces an accounting mismatch).

Financial liabilities:
- Amortised cost; or
- Mandatorily at fair value through profit or loss. (This applies to contingent consideration in a business combination or to liabilities which are held for trading); or
- Designated at fair value through profit or loss. (This classification option can be applied when it eliminates or significantly reduces an accounting mismatch; the liability forms part of a group of financial instruments managed on a fair value basis; or it forms part of a contract containing an embedded derivative and the entire contract is designated as at fair value through profit or loss).

Note 36 Financial instruments and risk management presents the financial instruments held by the group based on their specific classifications.

All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

The specific accounting policies for the classification, recognition and measurement of each type of financial instrument held by the group are presented below:

Loans receivable at amortised cost

Classification

Loans to group companies (note 7) are classified as financial assets subsequently measured at amortised cost.

They have been classified in this manner because the contractual terms of these loans give rise, on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, and the group's business model is to collect the contractual cash flows on these loans.

Recognition and measurement

Loans receivable are recognised when the group becomes a party to the contractual provisions of the loan. The loans are measured, at initial recognition, at fair value plus transaction costs, if any.

They are subsequently measured at amortised cost.

The amortised cost is the amount recognised on the loan initially, minus principal repayments, plus cumulative amortisation (interest) using the effective interest method of any difference between the initial amount and the maturity amount, adjusted for any loss allowance.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.5   Financial instruments (continued)

Application of the effective interest method

Interest income is calculated using the effective interest method, and is included in profit or loss in investment income (note 27).

The application of the effective interest method to calculate interest income on a loan receivable is dependent on the credit risk of the loan as follows:
- The effective interest rate is applied to the gross carrying amount of the loan, provided the loan is not credit impaired. The gross carrying amount is the amortised cost before adjusting for a loss allowance.
- If a loan is purchased or originated as credit-impaired, then a credit-adjusted effective interest rate is applied to the amortised cost in the determination of interest. This treatment does not change over the life of the loan, even if it is no longer credit-impaired.
- If a loan was not purchased or originally credit-impaired, but it has subsequently become credit-impaired, then the effective interest rate is applied to the amortised cost of the loan in the determination of interest. If, in subsequent periods, the loan is no longer credit impaired, then the interest calculation reverts to applying the effective interest rate to the gross carrying amount.

Loans denominated in foreign currencies

When a loan receivable is denominated in a foreign currency, the carrying amount of the loan is determined in the foreign currency. The carrying amount is then translated to the US Dollar equivalent using the spot rate at the end of each reporting period. Any resulting foreign exchange gains or losses are recognised in profit or loss in the other operating gains (losses) (note 24).

Details of foreign currency risk exposure and the management thereof are provided in the specific notes.

Impairment

The group recognises a loss allowance for expected credit losses on all loans receivable measured at amortised cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective loans.

The group measures the loss allowance at an amount equal to lifetime expected credit losses (lifetime ECL) when there has been a significant increase in credit risk since initial recognition. If the credit risk on a loan has not increased significantly since initial recognition, then the loss allowance for that loan is measured at 12 month expected credit losses (12 month ECL).

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a loan. In contrast, 12 month ECL represents the portion of lifetime ECL that is expected to result from default events on a loan that are possible within 12 months after the reporting date.

In order to assess whether to apply lifetime ECL or 12 month ECL, in other words, whether or not there has been a significant increase in credit risk since initial recognition, the group considers whether there has been a significant increase in the risk of a default occurring since initial recognition rather than at evidence of a loan being credit impaired at the reporting date or of an actual default occurring.

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.5   Financial instruments (continued)

Significant increase in credit risk

In assessing whether the credit risk on a loan has increased significantly since initial recognition, the group compares the risk of a default occurring on the loan as at the reporting date with the risk of a default occurring as at the date of initial recognition.

The group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort. Forward-looking information considered includes the future prospects of the industries in which the counterparties operate, obtained from economic expert reports, financial analysts, governmental bodies, relevant think-tanks and other similar organisations, as well as consideration of various external sources of actual and forecast economic information.

Irrespective of the outcome of the above assessment, the credit risk on a loan is always presumed to have increased significantly since initial recognition if the contractual payments are more than 30 days past due, unless the group has reasonable and supportable information that demonstrates otherwise.

By contrast, if a loan is assessed to have a low credit risk at the reporting date, then it is assumed that the credit risk on the loan has not increased significantly since initial recognition.

The group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increases in credit risk before the amount becomes past due.

Definition of default

For purposes of internal credit risk management purposes, the group consider that a default event has occurred if there is either a breach of financial covenants by the counterparty, or if internal or external information indicates that the counterparty is unlikely to pay its creditors in full (without taking collateral into account).

Irrespective of the above analysis, the group considers that default has occurred when a loan instalment is more than 90 days past due unless there is reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

Write off policy

The group writes off a loan when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Loans written off may still be subject to enforcement activities under the group recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in profit or loss.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.5   Financial instruments (continued)

Measurement and recognition of expected credit losses

The measurement of expected credit losses is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default, taking the time value of money into consideration.

The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information as described above. The exposure at default is the gross carrying amount of the loan at the reporting date.

Lifetime ECL is measured on a collective basis in cases where evidence of significant increases in credit risk are not yet available at the individual instrument level. Loans are then grouped in such a manner that they share similar credit risk characteristics, such as nature of the loan, external credit ratings (if available), industry of counterparty etc.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

If the group has measured the loss allowance for a financial instrument at an amount equal to lifetime ECL in the previous reporting period, but determines at the current reporting date that the conditions for lifetime ECL are no longer met, the group measures the loss allowance at an amount equal to 12 month ECL at the current reporting date, and visa versa.

An impairment gain or loss is recognised for all loans in profit or loss with a corresponding adjustment to their carrying amount through a loss allowance account. The impairment loss is included in other operating expenses in profit or loss as a movement in credit loss allowance (note 25).

Credit risk

Details of credit risk related to loans receivable are included in the specific notes and the financial instruments and risk management (note 36).

Derecognition

Refer to the "derecognition" section of the accounting policy for the policies and processes related to derecognition.

Any gains or losses arising on the derecognition of a loan receivable is included in profit or loss in derecognition gains (losses) on financial assets at amortised cost.

Trade and other receivables

Classification

Trade and other receivables, excluding, when applicable, VAT and prepayments, are classified as financial assets subsequently measured at amortised cost (note 10).

They have been classified in this manner because their contractual terms give rise, on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding, and the group's business model is to collect the contractual cash flows on trade and other receivables.

Recognition and measurement

Trade and other receivables are recognised when the group becomes a party to the contractual provisions of the receivables. They are measured, at initial recognition, at fair value plus transaction costs, if any.

They are subsequently measured at amortised cost.

The amortised cost is the amount recognised on the receivable initially, minus principal repayments, plus cumulative amortisation (interest) using the effective interest method of any difference between the initial amount and the maturity amount, adjusted for any loss allowance.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.5 Financial instruments (continued)

Application of the effective interest method

For receivables which contain a significant financing component, interest income is calculated using the effective interest method, and is included in profit or loss in investment income (note 27).

The application of the effective interest method to calculate interest income on trade receivables is dependent on the credit risk of the receivable as follows:
- The effective interest rate is applied to the gross carrying amount of the receivable, provided the receivable is not credit impaired. The gross carrying amount is the amortised cost before adjusting for a loss allowance.
- If a receivable is a purchased or originated as credit-impaired, then a credit-adjusted effective interest rate is applied to the amortised cost in the determination of interest. This treatment does not change over the life of the receivable, even if it is no longer credit-impaired.
- If a receivable was not purchased or originally credit-impaired, but it has subsequently become credit-impaired, then the effective interest rate is applied to the amortised cost of the receivable in the determination of interest. If, in subsequent periods, the receivable is no longer credit impaired, then the interest calculation reverts to applying the effective interest rate to the gross carrying amount.

Trade and other receivables denominated in foreign currencies

When trade and other receivables are denominated in a foreign currency, the carrying amount of the receivables are determined in the foreign currency. The carrying amount is then translated to the US Dollar equivalent using the spot rate at the end of each reporting period. Any resulting foreign exchange gains or losses are recognised in profit or loss in other operating gains (losses) (note 24).

Details of foreign currency risk exposure and the management thereof are provided in the trade and other receivables (note 10).

Impairment

The group recognises a loss allowance for expected credit losses on trade and other receivables, excluding VAT and prepayments. The amount of expected credit losses is updated at each reporting date.

The group measures the loss allowance for trade and other receivables at an amount equal to lifetime expected credit losses (lifetime ECL), which represents the expected credit losses that will result from all possible default events over the expected life of the receivable.

Measurement and recognition of expected credit losses

The group makes use of a provision matrix as a practical expedient to the determination of expected credit losses on trade and other receivables. The provision matrix is based on historic credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current and forecast direction of conditions at the reporting date, including the time value of money, where appropriate.

The customer base is widespread and does not show significantly different loss patterns for different customer segments. The loss allowance is calculated on a collective basis for all trade and other receivables in totality. Details of the provision matrix is presented in note 10.

An impairment gain or loss is recognised in profit or loss with a corresponding adjustment to the carrying amount of trade and other receivables, through use of a loss allowance account. The impairment loss is included in other operating expenses in profit or loss as a movement in credit loss allowance (note 25).

Write off policy

The group writes off a receivable when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Receivables written off may still be subject to enforcement activities under the group recovery procedures, taking into account legal advice where appropriate. Any recoveries made are recognised in profit or loss.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.5   Financial instruments (continued)

Credit risk

Details of credit risk are included in the trade and other receivables note (note 10) and the financial instruments and risk management note (note 36).

Derecognition

Refer to the derecognition section of the accounting policy for the policies and processes related to derecognition.

Any gains or losses arising on the derecognition of trade and other receivables is included in profit or loss in the derecognition gains (losses) on financial assets at amortised cost line item.

Borrowings and loans from related parties

Classification

Loans from group companies (note 7) are classified as financial liabilities subsequently measured at amortised cost.

Recognition and measurement

Borrowings and loans from related parties are recognised when the group becomes a party to the contractual provisions of the loan. The loans are measured, at initial recognition, at fair value plus transaction costs, if any.

They are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

Interest expense, calculated on the effective interest method, is included in profit or loss in finance costs (note 28.)

Borrowings expose the group to liquidity risk and interest rate risk.   Refer to note 36 for details of risk exposure and management thereof.

Loans denominated in foreign currencies

When borrowings are denominated in a foreign currency, the carrying amount of the loan is determined in the foreign currency. The carrying amount is then translated to the US Dollar equivalent using the spot rate at the end of each reporting period. Any resulting foreign exchange gains or losses are recognised in profit or loss in the other operating gains (losses) (note 24).

Details of foreign currency risk exposure and the management thereof are provided in the specific loan notes and in the financial instruments and risk management (note 36).

Derecognition

Refer to the derecognition section of the accounting policy for the policies and processes related to derecognition.

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.5   Financial instruments (continued)

Trade and other payables

Classification

Trade and other payables (note 19), excluding VAT and amounts received in advance, are classified as financial liabilities subsequently measured at amortised cost.

Recognition and measurement

They are recognised when the group becomes a party to the contractual provisions, and are measured, at initial recognition, at fair value plus transaction costs, if any.

They are subsequently measured at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

If trade and other payables contain a significant financing component, and the effective interest method results in the recognition of interest expense, then it is included in profit or loss in finance costs (note 28).

Trade and other payables expose the group to liquidity risk and possibly to interest rate risk. Refer to note 36 for details of risk exposure and management thereof.

Trade and other payables denominated in foreign currencies

When trade payables are denominated in a foreign currency, the carrying amount of the payables are determined in the foreign currency. The carrying amount is then translated to the US Dollar equivalent using the spot rate at the end of each reporting period. Any resulting foreign exchange gains or losses are recognised in profit or loss in the other operating gains (losses) (note 24).

Details of foreign currency risk exposure and the management thereof are provided in the financial instruments and risk management note (note 36).

Derecognition

Refer to the "derecognition" section of the accounting policy for the policies and processes related to derecognition.

Cash and cash equivalents

Cash and cash equivalents are stated at carrying amount which is deemed to be fair value.

Bank overdrafts

Bank overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.6 Tax

Current tax assets and liabilities

Current tax for current and prior periods is, to the extent unpaid, recognised as a liability. If the amount already paid in respect of current and prior periods exceeds the amount due for those periods, the excess is recognised as an asset.

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities

A deferred tax liability is recognised for all taxable temporary differences, except to the extent that the deferred tax liability arises from the initial recognition of an asset or liability in a transaction which at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

A deferred tax asset is recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised. A deferred tax asset is not recognised when it arises from the initial recognition of an asset or liability in a transaction at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

A deferred tax asset is recognised for the carry forward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Tax expenses

Current and deferred taxes are recognised as income or an expense and included in profit or loss for the period, except to the extent that the tax arises from:
- a transaction or event which is recognised, in the same or a different period, to other comprehensive income, or
- a business combination.

Current tax and deferred taxes are charged or credited to other comprehensive income if the tax relates to items that are credited or charged, in the same or a different period, to other comprehensive income.

Current tax and deferred taxes are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly in equity.

1.7 Leases

The group assesses whether a contract is, or contains a lease, at the inception of the contract.

A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

In order to assess whether a contract is, or contains a lease, management determine whether the asset under consideration is "identified", which means that the asset is either explicitly or implicitly specified in the contract and that the supplier does not have a substantial right of substitution throughout the period of use. Once management has concluded that the contract deals with an identified asset, the right to control the use thereof is considered. To this end, control over the use of an identified asset only exists when the group has the right to substantially all of the economic benefits from the use of the asset as well as the right to direct the use of the asset.

In circumstances where the determination of whether the contract is or contains a lease requires significant judgement, the relevant disclosures are provided in the significant judgments and sources of estimation uncertainty section of these accounting policies.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.7   Leases (continued)

Group as lessee

A lease liability and corresponding right-of-use asset are recognised at the lease commencement date, for all lease agreements for which the group is a lessee, except for short-term leases of 12 months or less, or leases of low value assets. For these leases, the group recognises the lease payments as an operating expense (note 25) on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

The various lease and non-lease components of contracts containing leases are accounted for separately, with consideration being allocated to each lease component on the basis of the relative stand-alone prices of the lease components and the aggregate stand-alone price of the non-lease components (where non-lease components exist).

Details of leasing arrangements where the group is a lessee are presented in note 4 Leases (group as lessee).

Lease liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:
- fixed lease payments, including in-substance fixed payments, less any lease incentives;
- variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
- the amount expected to be payable by the group under residual value guarantees;
- the exercise price of purchase options, if the group is reasonably certain to exercise the option;
- lease payments in an optional renewal period if the group is reasonably certain to exercise an extension option; and
- penalties for early termination of a lease, if the lease term reflects the exercise of an option to terminate the lease.

Variable rents that do not depend on an index or rate are not included in the measurement of the lease liability (or right-of-use asset). The related payments are recognised as an expense in the period incurred and are included in operating expenses (note 4).

The lease liability is presented as a separate line item on the Statement of Financial Position.

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect lease payments made. Interest charged on the lease liability is included in finance costs (note 28).

The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) when:
- there has been a change to the lease term, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
- there has been a change in the assessment of whether the group will exercise a purchase, termination or extension option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate;
- there has been a change to the lease payments due to a change in an index or a rate, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used);
- there has been a change in expected payment under a residual value guarantee, in which case the lease liability is remeasured by discounting the revised lease payments using the initial discount rate;
- a lease contract has been modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised payments using a revised discount rate.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recognised in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.7 Leases (continued)

Right-of-use assets

Right-of-use assets are presented as a separate line item on the Statement of Financial Position.

Lease payments included in the measurement of the lease liability comprise the following:
- the initial amount of the corresponding lease liability;
- any lease payments made at or before the commencement date;
- any initial direct costs incurred;
- any estimated costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, when the group incurs an obligation to do so, unless these costs are incurred to produce inventories; and
- less any lease incentives received.

Right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated over the shorter period of lease term and useful life of the underlying asset. However, if a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the group expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset. Depreciation starts at the commencement date of a lease.

For right-of-use assets which are depreciated over their useful lives, the useful lives are determined consistently with items of the same class of property, plant and equipment. Refer to the accounting policy for property, plant and equipment for details of useful lives.

The residual value, useful life and depreciation method of each asset are reviewed at the end of each reporting year. If the expectations differ from previous estimates, the change is accounted for prospectively as a change in accounting estimate. Each part of a right-of-use asset with a cost that is significant in relation to the total cost of the asset is depreciated separately.

The depreciation charge for each year is recognised in profit or loss unless it is included in the carrying amount of another asset.

1.8 Inventories

Inventories are measured at the lower of cost and net realisable value.

Inventories are measured at the lower of cost and net realisable value on the first-in-first-out basis.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories comprises of all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

The cost of inventories of items that are not ordinarily interchangeable and goods or services produced and segregated for specific projects is assigned using specific identification of the individual costs.

The cost of inventories is assigned using the first-in, first-out (FIFO) formula. The same cost formula is used for all inventories having a similar nature and use to the entity.

When inventories are sold, the carrying amount of those inventories are recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, are recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

Inventories includes a "right to returned goods asset" which represents the group right to recover products from customers where customers exercise their right of return under the group returns policy. The group uses its accumulated historical experience to estimate the number of returns on a portfolio level using the expected value method. A corresponding adjustment is recognised against cost of sales.

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.9 Impairment of assets

The group assesses at each end of the reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the group estimates the recoverable amount of the asset.

Irrespective of whether there is any indication of impairment, the group also:
- tests intangible assets with an indefinite useful life or intangible assets not yet available for use for impairment annually by comparing its carrying amount with its recoverable amount. This impairment test is performed during the annual period and at the same time every period.
- tests goodwill acquired in a business combination for impairment annually.

If there is any indication that an asset may be impaired, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs is determined.

The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs to sell and its value in use.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss.

An impairment loss of assets carried at cost less any accumulated depreciation or amortisation is recognised immediately in profit or loss. Any impairment loss of a revalued asset is treated as a revaluation decrease.

Goodwill acquired in a business combination is, from the acquisition date, allocated to each of the cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units.

An impairment loss is recognised for cash-generating units if the recoverable amount of the unit is less than the carrying amount of the units. The impairment loss is allocated to reduce the carrying amount of the assets of the unit in the following order:
- first, to reduce the carrying amount of any goodwill allocated to the cash-generating unit and
- then, to the other assets of the unit, pro rata on the basis of the carrying amount of each asset in the unit.

An entity assesses at each reporting date whether there is any indication that an impairment loss recognised in prior periods for assets other than goodwill may no longer exist or may have decreased. If any such indication exists, the recoverable amounts of those assets are estimated.

The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior periods.

A reversal of an impairment loss of assets carried at cost less accumulated depreciation or amortisation other than goodwill is recognised immediately in profit or loss. Any reversal of an impairment loss of a revalued asset is treated as a revaluation increase.

1.10 Share capital and equity

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity.

Ordinary shares are recognised at par value and classified as 'share capital' in equity. Any amounts received from the issue of shares in excess of par value is classified as 'share premium' in equity. Dividends are recognised as a liability in the group in which they are declared.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.11 Employee benefits

Short-term employee benefits

The cost of short-term employee benefits, (those payable within 12 months after the service is rendered, such as paid vacation leave and sick leave, bonuses, and non-monetary benefits such as medical care), are recognised in the period in which the service is rendered and are not discounted.

The expected cost of compensated absences is recognised as an expense as the employees render services that increase their entitlement or, in the case of non-accumulating absences, when the absence occurs.

The expected cost of profit sharing and bonus payments is recognised as an expense when there is a legal or constructive obligation to make such payments as a result of past performance.

1.12 Provisions and contingencies

Provisions are recognised when:
- the group has a present obligation as a result of a past event;
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate can be made of the obligation.

The amount of a provision is the present value of the expenditure expected to be required to settle the obligation.

Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement shall be recognised when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset. The amount recognised for the reimbursement shall not exceed the amount of the provision.

Provisions are not recognised for future operating losses.

If an entity has a contract that is onerous, the present obligation under the contract shall be recognised and measured as a provision.

A constructive obligation to restructure arises only when an entity:
- has a detailed formal plan for the restructuring, identifying at least:
  - the business or part of a business concerned;
  - the principal locations affected;
  - the location, function, and approximate number of employees who will be compensated for terminating their services;
  - the expenditures that will be undertaken; and
  - when the plan will be implemented; and
- has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

After their initial recognition contingent liabilities recognised in business combinations that are recognised separately are subsequently measured at the higher of:
- the amount that would be recognised as a provision; and
- the amount initially recognised less cumulative amortisation.

Contingent assets and contingent liabilities are not recognised.

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.13 Revenue from contracts with customers

The group recognises revenue from the following major sources:
- Sales of goods - retail
- Service revenue

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The group recognises revenue when it transfers control of a product or service to a customer.

Sale of goods - retail

Revenue is recognised at a point in time for sales of goods relating to the hospitality clients.

For sales of goods to retail customers, revenue is recognised when control of the goods has transferred, being at the point the customer purchase accomodation, food, beverages, and spa treatments at a resort or cafe. Payment of the transaction price is due immediately at the point the customer purchase the goods.

Service revenue

For services provided to customers, the group charges a management fee which is agreed upon in the agreements. Revenue is recognised in the accounting period in which the services are rendered. The fees receivable are recognised when the services are rendered, which represents he point in time at which the right of consideration becomes unconditional. No element of financing is deemed present as no interest is charged on the fees receivable.

1.14 Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset until such time as the asset is ready for its intended use. The amount of borrowing costs eligible for capitalisation is determined as follows:
- Actual borrowing costs on funds specifically borrowed for the purpose of obtaining a qualifying asset less any temporary investment of those borrowings.
- Weighted average of the borrowing costs applicable to the entity on funds generally borrowed for the purpose of obtaining a qualifying asset. The borrowing costs capitalised do not exceed the total borrowing costs incurred.

The capitalisation of borrowing costs commences when:
- expenditures for the asset have occurred;
- borrowing costs have been incurred, and
- activities that are necessary to prepare the asset for its intended use or sale are in progress.

Capitalisation is suspended during extended periods in which active development is interrupted.

Capitalisation ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are complete.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Accounting Policies

1.15 Translation of foreign currencies

Foreign currency transactions

A foreign currency transaction is recorded, on initial recognition in US Dollar, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction.

At the end of the reporting period:
- foreign currency monetary items are translated using the closing rate;
- non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction; and
- non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

In circumstances where the group receives or pays an amount in foreign currency in advance of a transaction, the transaction date for purposes of determining the exchange rate to use on initial recognition of the related asset, income or expense is the date on which the group initially recognised the non-monetary item arising on payment or receipt of the advance consideration.

If there are multiple payments or receipts in advance, group determines a date of transaction for each payment or receipt of advance consideration.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised in profit or loss in the period in which they arise.

When a gain or loss on a non-monetary item is recognised to other comprehensive income and accumulated in equity, any exchange component of that gain or loss is recognised to other comprehensive income and accumulated in equity. When a gain or loss on a non-monetary item is recognised in profit or loss, any exchange component of that gain or loss is recognised in profit or loss.

Cash flows arising from transactions in a foreign currency are recorded in US Dollars by applying to the foreign currency amount the exchange rate between the US Dollar and the foreign currency at the date of the cash flow.

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

2. New Standards and Interpretations

2.1 Standards and interpretations effective and adopted in the current year

In the current year, the group has adopted the following standards and interpretations that are effective for the current financial year and that are relevant to its operations:

Standard/ Interpretation:	Effective date: Years beginning on or after	Expected impact:
• International tax reform - Pillar two model rules - amendments to IAS 12	01 January 2024	The impact of the amendment is not material.
• Initial application of IFRS 17 and IFRS 9 - Comparative information	01 January 2023	The impact of the amendment is not material.
• Deferred tax related to assets and liabilities arising from a single transaction - Amendments to IAS 12	01 January 2023	The impact of the amendment is not material.
• Disclosure of accounting policies: Amendments to IAS 1 and IFRS Practice Statement 2.	01 January 2023	The impact of the amendment is not material.
• Definition of accounting estimates: Amendments to IAS 8	01 January 2023	The impact of the amendment is not material.
• Classification of Liabilities as Current or Non-Current - Amendment to IAS 1	01 January 2023	The impact of the amendment is not material.

2.2 Standards and interpretations not yet effective

The group has chosen not to early adopt the following standards and interpretations, which have been published and are mandatory for the group's accounting periods beginning on or after 01 January 2024 or later periods:

Standard/ Interpretation:	Effective date: Years beginning on or after	Expected impact:
• Lack of exchangeability - amendments to IAS 21	01 January 2025	Unlikely there will be a material impact
• Supplier finance arrangements - amendments to IAS 7 and IFRS 7	01 January 2024	Unlikely there will be a material impact
• Non-current liabilities with covenants - amendments to IAS 1	01 January 2024	Unlikely there will be a material impact
• Lease liability in a sale and leaseback	01 January 2024	Unlikely there will be a material impact

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

3.   Property, plant and equipment

Group	2023			2022		
	Cost or revaluation	Accumulated depreciation	Carrying value	Cost or revaluation	Accumulated depreciation	Carrying value
Land	1 422 481	-	1 422 481	1 296 856	-	1 296 856
Buildings	3 582 984	(159 760)	3 423 224	3 812 742	(198 125)	3 614 617
Leasehold property	2 796 295	(2 220 244)	576 051	2 946 171	(1 975 774)	970 397
Plant and machinery	259 821	(198 690)	61 131	176 304	(130 198)	46 106
Furniture and fixtures	836 913	(552 340)	284 573	638 841	(426 959)	211 882
Motor vehicles	323 671	(294 237)	29 434	325 158	(297 592)	27 566
Office equipment	28 528	(21 721)	6 807	29 087	(23 321)	5 766
IT equipment	89 823	(65 253)	24 570	79 866	(62 866)	17 000
Spa Equipment, curtains, crokery, glassware and linen	121 080	(66 947)	54 133	101 102	(65 490)	35 612
Assets under construction	-	-	-	39 437	-	39 437
Total	**9 461 596**	**(3 579 192)**	**5 882 404**	**9 445 564**	**(3 180 325)**	**6 265 239**

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

3. **Property, plant and equipment (continued)**

Reconciliation of property, plant and equipment - Group - 2023

	Opening balance	Additions	Transfers	Foreign exchange movements	Depreciation	Total
Land	1 296 856	-	344 514	(218 889)	-	1 422 481
Buildings	3 614 617	252 114	(112 536)	(309 689)	(21 282)	3 423 224
Leasehold property	970 397	-	(231 978)	(38 025)	(124 343)	576 051
Plant and machinery	46 106	39 168	-	(6 086)	(18 057)	61 131
Furniture and fixtures	211 882	84 076	-	46 962	(58 347)	284 573
Motor vehicles	27 566	27 902	-	(4 034)	(22 000)	29 434
Office equipment	5 766	5 559	-	(782)	(3 736)	6 807
IT equipment	17 000	22 917	-	(2 878)	(12 469)	24 570
Spa Equipment, curtains, crockery, glassware and linen	35 612	-	39 171	(5 332)	(15 318)	54 133
Assets under construction	39 437	-	(39 811)	374	-	-
	6 265 239	**431 736**	**(640)**	**(538 379)**	**(275 552)**	**5 882 404**

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

3.   Property, plant and equipment (continued)

Reconciliation of property, plant and equipment - Group - 2022

	Opening balance	Additions	Disposals	Transfers	Revaluations	Foreign exchange movements	Other	Depreciation	Total
Land	1 486 718	-	-	-	38 347	(228 209)	-	-	1 296 856
Buildings	3 407 595	-	-	363 495	(522 461)	(297 489)	689 542	(26 065)	3 614 617
Leasehold property	1 490 815	-	-	(363 495)	-	(38 875)	-	(118 048)	970 397
Plant and machinery	49 642	34 612	(6 523)	-	-	(3 823)	-	(27 802)	46 106
Furniture and fixtures	207 488	95 878	-	-	-	(9 099)	-	(82 385)	211 882
Motor vehicles	38 516	17 049	-	-	-	(2 395)	-	(25 604)	27 566
Office equipment	6 759	3 043	(338)	-	-	(428)	-	(3 270)	5 766
IT equipment	14 636	13 318	(32)	-	-	(1 344)	-	(9 578)	17 000
Spa Equipment, curtains, crockery, glassware and linen	58 507	-	(7 512)	-	-	(2 661)	-	(12 722)	35 612
Assets under construction	-	39 437	-	-	-	-	-	-	39 437
	6 760 676	**203 337**	**(14 405)**	**-**	**(484 114)**	**(584 323)**	**689 542**	**(305 474)**	**6 265 239**

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

3.   Property, plant and equipment (continued)

PT. XL Bali Vission Villa - Buildings

The company conducted a fixed asset appraisal for the land and building group on April 5, 2023. The appraisal was carried out by the Public Appraisal Service Office (KJPP) Guntur, Eki, Andri & Partners with Report No.00019/2.0116-03/PI/05/0125/1/IV/2023 dated April 5, 2023 and based on management's estimated assessment. The methods and assumptions used in estimating the fair value of property, plant and equipment are using the cost approach and are based on market conditions existing at the date of valuation of the property, plant and equipment.

Tau Game Lodge Proprietary Limited - Buildings

The buildings fair value measurements as of 31 December 2022 were performed by Ockert Brits, the Valuator Group, independent valuers not related to the group. The fair values of buildings have been generally derived using the profit based approach. This method takes into account the net income that the subject property is achieving or is likely to achieve in future, taking into account the current income strams, operating expenses and operating profits.

Matla Game Lodge Proprietary Limited - Buildings

The fair value measurements as of 31 December 2022 were performed by Ockert Brits, the Valuator Group, an independent valuer not related to the group. The fair values of the buildings have been generally derived using the depreciated cost method. This method assumes as cost to replace the assets on the subject property, less depreciations, which could include physical depreciation, economic depreciation, functional depreciation and buyer's resistance.

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

4.   Leases (group as lessee)

The group leases shop houses and lodge premises for its operations of restaurant business and lodge business.

Net carrying amounts of right-of-use assets

The carrying amounts of right-of-use assets are included in the following line items:

Right-of-use asset - buildings	2 604 650	2 604 650	-	-
Right-of-use asset - office space	58 412	58 412	-	-
Right-of-use asset - leaseholds	992 410	992 410	-	-
Foreign currency translation	(250 321)	(161 591)	-	-
Accumulated depreciation on right-of-use assets	(2 162 612)	(1 731 904)	-	-
	1 242 539	**1 761 977**	**-**	**-**

Depreciation recognised on right-of-use assets

Depreciation recognised on each class of right-of-use assets, is presented below. It includes depreciation which has been expensed in the total depreciation charge in profit or loss (note 25), as well as depreciation which has been capitalised to the cost of other assets.

Right-of-use assets	429 438	477 097	-	-

Lease liabilities

The maturity analysis of lease liabilities is as follows:

Within one year	481 247	483 478	-	-
Two to five years	782 250	1 053 788	-	-
More than five years	7 510 186	8 223 952	-	-
	8 773 683	9 761 218	-	-
Less finance charges component	(7 138 056)	(7 699 568)	-	-
	1 635 627	**2 061 650**	**-**	**-**

Non-current liabilities	1 171 191	1 622 978	-	-
Current liabilities	449 973	438 672	-	-
	1 621 164	**2 061 650**	**-**	**-**

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

5. Goodwill

Group	2023			2022		
	Cost	Accumulated impairment	Carrying value	Cost	Accumulated impairment	Carrying value
Goodwill	6 208 257	(6 208 257)	-	6 208 257	(6 208 257)	-

Reconciliation of goodwill - Group - 2022

	Opening balance	Foreign exchange movements	Impairment loss	Total
Goodwill	5 852 918	(125 033)	(5 727 885)	-

Goodwill is not amortised but is tested on an annual basis for impairment. If Goodwill is impaired that impairment is not subsequently reversed. Goodwill is allocated to the Group's separately identifiable cash-generating units ("CGUs") at acquisition. Determining whether Goodwill is impaired requires an estimation of recoverability. The recoverable amount is calculated as the higher of value-in-use or fair value less costs to dispose of the asset. The recoverable amount of the Goodwill associated with Entrepreneur Resorts Pte Ltd and PT.XL Bali Vision Villa was deemed to be US$ nil and was therefore fully impaired as at 31 December 2022. The recoverable amounts of the Goodwill associated with Entrepreneur Resorts Pte Ltd and Vission Villa were fully impaired.

6. Investment in subsidiaries

The following table lists the entities which are controlled by the group, either directly or indirectly through subsidiaries.

Company

Name of company	% holding 2023	% holding 2022	Carrying amount 2023	Carrying amount 2022
Entrepreneur Resorts Pte Ltd	100,00 %	100,00 %	-	-
Genius Central Singapore Pte Limited	100,00 %	100,00 %	-	-
Matla Game Lodge Proprietary Limited	100,00 %	100,00 %	1	1
Tau Game Lodge Proprietary Limited	100,00 %	100,00 %	-	-
PT. XL Bali Vision Villa	100,00 %	100,00 %	858 586	858 586
			858 587	858 587

Investment in subsidiaries are presented at cost less accumulated impairment.

When performing the Goodwill impairment assessment (refer to note 5 above) it was determined that the recoverable amount for Entrepreneurs Resorts Pte Ltd and Tau Game Lodge Proprietary Limited was deemed to be US$ nil and the carrying amounts of the investment in these subsidiaries were fully impaired as at 31 December 2022.

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

7. Loans to group companies

Subsidiaries

Tau Game Lodge Proprietary Limited	-	-	2 301 763	2 301 763
Matla Game Lodge Proprietary Limited	-	-	864 484	864 484
PT. XL Bali Vision Villa	-	-	100 095	-
Genius Central Singapore Pte. Ltd.	-	-	-	923 573
	-	**-**	**3 266 342**	**4 089 820**

The loans are unsecured, bears no interest and have no repayment terms.

Fellow subsidiaries

GeniusU Limited	-	431 499	-	427 714

The loans are unsecured, bear no interest and have no fixed terms of repayment.

Split between non-current and current portions

Current assets	-	431 499	3 266 342	4 517 534

Exposure to credit risk

Loans receivable inherently expose the group to credit risk, being the risk that the group will incur financial loss if counterparties fail to make payments as they fall due. Loans receivable are subject to the impairment provisions of IFRS 9 Financial Instruments, which requires a loss allowance to be recognised for all exposures to credit risk. Management have assessed the loss allowance and consider the amount to be immaterial resulting in no loss allowance raised.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

7.   Loans to group companies (continued)

Credit loss allowances

The following tables set out the carrying amount, loss allowance and measurement basis of expected credit losses for group loans receivable by credit rating grade:

Company - 2023

	Basis of loss allowance	Gross Carrying amount	Loss allowance	Amortised cost
Loans to subsidiaries				
Tau Game Lodge Proprietary Limited	Lifetime ECL (not credit impaired)	2 301 763	-	2 301 763
Matla Game Lodge Proprietary Limited	Lifetime ECL (not credit impaired)	864 484	-	864 484
PT. XL Bali Vision Villa	Lifetime ECL (not credit impaired)	100 095	-	100 095
Genius Central Singapore Pte. Ltd	Amount is written off	947 473	(947 473)	-
		4 213 815	**(947 473)**	**3 266 342**
Total credit loss allowances				
Loans to subsidiaries		4 213 815	(947 473)	3 266 342
		4 213 815	**(947 473)**	**3 266 342**

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

7.   Loans to group companies (continued)

Company - 2022

	Basis of loss allowance	Gross Carrying amount	Loss allowance	Amortised cost
Loans to subsidiaries				
Tau Game Lodge	Lifetime ECL (not credit impaired)	2 301 763	-	2 301 763
Matla Game Lodge Proprietary Limited	Lifetime ECL (not credit impaired)	864 484	-	864 484
Genius Central Singapore Pte. Ltd.	Lifetime ECL (not credit impaired)	923 573	-	923 573
		4 089 820	**-**	**4 089 820**

	Basis of loss allowance	Basis of loss allowance	Loss allowance	Amortised cost
Loans to fellow subsidiaries				
GeniusU Limited	Lifetime ECL (not credit impaired)	427 714	-	427 714

Total credit loss allowances				
Loans to subsidiaries		4 089 820	-	4 089 820
Loans to fellow subsidiaries		427 714	-	427 714
		4 517 534	**-**	**4 517 534**

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

7. Loans to group companies (continued)

Exposure to currency risk

Refer to note 36 Financial instruments and financial risk management for details of currency risk management for group loans receivable.

8. Inventories

Food and beverage	54 660	48 782	-	-
Consumables	93 651	45 347	-	-
Merchandise	8 116	1 116	-	-
	156 427	**95 245**	**-**	**-**

9. Loans receivable

Loans receivable are presented at amortised cost, which is net of loss allowance, as follows:

Genius Group Limited	1 854	-	-	-
GeniusU Limited	406 076	-	406 076	-
E Squared Education	175 941	-	-	-
	583 871	**-**	**406 076**	**-**

Split between non-current and current portions

Current assets	583 871	-	406 076	-

The loans are unsecured, bear no interest and have no fixed terms of repayment.

Exposure to credit risk

Loans receivable inherently expose the group to credit risk, being the risk that the group will incur financial loss if counterparties fail to make payments as they fall due. Loans receivable are subject to the impairment provisions of IFRS 9 Financial Instruments, which requires a loss allowance to be recognised for all exposures to credit risk. Management have assessed the risk of default together with the loss allowance and consider the amount to be immaterial resulting in no loss allowance raised.

Exposure to currency risk

Refer to note 36 Financial instruments and financial risk management for details of currency risk management for loans receivable.

10. Trade and other receivables

Financial instruments:				
Trade receivables	315 495	1 246 374	861 775	709 492
Trade receivables - related parties	-	-	-	100 500
Loss allowance	-	-	(164 873)	-
Trade receivables at amortised cost	315 495	1 246 374	696 902	809 992
Deposits	165 825	163 508	-	-
Other receivables	76 943	61 992	-	-
Non-financial instruments:				
Prepayments	119 504	132 462	6 481	7 186
Total trade and other receivables	**677 767**	**1 604 336**	**703 383**	**817 178**

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

10. Trade and other receivables (continued)

Split between non-current and current portions

Current assets	677 767	1 604 336	703 383	817 178

Financial instrument and non-financial instrument components of trade and other receivables

At amortised cost	558 263	1 471 874	696 902	809 992
Non-financial instruments	119 504	132 462	6 481	7 186
	677 767	**1 604 336**	**703 383**	**817 178**

Exposure to credit risk

Trade receivables inherently expose the group to credit risk, being the risk that the group will incur financial loss if customers fail to make payments as they fall due.

In order to mitigate the risk of financial loss from defaults, the group only deals with reputable customers with consistent payment histories. Sufficient collateral or guarantees are also obtained when appropriate. Each customer is analysed individually for creditworthiness before terms and conditions are offered. These models make use of information submitted by the customers as well as external bureau data (where available). Customer credit limits are in place and are reviewed and approved by the relevant managers. The exposure to credit risk and the creditworthiness of customers, is continuously monitored.

There have been no significant changes in the credit risk management policies and processes since the prior reporting period.

Trade receivables arise from revenue earned from the hospitality industry. The customer base is large and widespread, with a result that there is no specific significant concentration of credit risk from these trade receivables. Management therefore assess and monitor credit risk internally.

A loss allowance is recognised for all trade receivables after its monitored at the end of each reporting period in accordance with IFRS 9 Financial Instruments. In addition to the loss allowance, trade receivables are written off when there is no reasonable expectation of recovery, for example, when a debtor has been placed under liquidation. Trade receivables which have been written off are not subject to enforcement activities.

The group measures the loss allowance for trade receivables by applying the simplified approach which is prescribed by IFRS 9. In accordance with this approach, the loss allowance on trade receivables is determined as the lifetime expected credit losses on trade receivables. Management assessed the expected credit losses relating to trade receivables and considers it not to be material and therefore no loss allowance was recognised.

Company	2023	2023	2022	2022
	Estimated gross carrying amount at default	Loss allowance (Lifetime expected credit loss)	Estimated gross carrying amount at default	Loss allowance (Lifetime expected credit loss)
Expected credit loss rate:				
Not past due: 0% (2022: 0%)	16 114	-	16 114	-
Less than 30 days past due: 0% (2022: 0%)	12 169	-	12 169	-
31 - 60 days past due: 0% (2023: 0%)	19 569	-	19 569	-
61 - 90 days past due: 0% (2022: 0%)	13 957	-	13 957	-
91 - 120 days past due: 21% (2022: 0%)	799 966	(164 873)	647 683	-
Total	**861 775**	**(164 873)**	**709 492**	**-**

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023
Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

10. Trade and other receivables (continued)

Exposure to currency risk

Refer to note 36 for details of currency risk management for trade receivables.

Fair value of trade and other receivables

The fair value of trade and other receivables approximates their carrying amounts.

11. Cash and cash equivalents

Cash and cash equivalents consist of:

Cash on hand	10 345	7 050	-	-
Bank balances	591 950	819 717	-	-
	602 295	**826 767**	**-**	**-**

Credit quality of cash at bank and short-term deposits, excluding cash on hand

The credit quality of cash at bank and short-term deposits, excluding cash on hand can be assessed as high as the company only banks with reputable financial institutions.

12. Share capital

Authorised				
500 000 000	5 000 000	5 000 000	5 000 000	5 000 000
Issued				
13 956 681 (2022: 13 956 681) Ordinary shares of US$ 0.01 each	139 567	139 567	139 567	139 567
Share premium	15 143 481	15 143 481	15 143 481	15 143 481
	15 283 048	**15 283 048**	**15 283 048**	**15 283 048**

13. Foreign currency translation reserve

Translation reserve comprises exchange differences on consolidation of foreign subsidiaries.

Exchange differences on consolidation of foreign subsidiaries	(474 599)	(749 357)	(622 912)	(622 912)

14. Revaluation reserve

Reserve	5 468 359	5 652 023	-	-

15. Share-based payment reserve

Subscriptions receivable	(140 680)	(140 680)	(140 680)	(140 680)

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

16. Loans from group companies

Subsidiaries

Entrepreneur Resorts Pte Limited	-	-	465 961	131 700
Tau Game Lodge Proprietary Limited	-	-	20 000	20 000
	-	**-**	**485 961**	**151 700**

The above loans are unsecured, bear interest as agreed by the parties from time to time and have no fixed terms of repayment.

Group companies

Genius Group Limited	-	3 224 826	-	2 267 394
GeniusU Limited	-	742 758	-	-
Wealth Dynamics Pte Limited	-	219 792	-	61 614
Genius Group USA Inc	-	103 433	-	-
	-	**4 290 809**	**-**	**2 329 008**

The loans are unsecured, bear interest as agreed by the parties from time to time and have no fixed repayment terms. For as long as the loan above remains outstanding, Genius Group Limited agrees to subordinate for the benefit of the other creditors of the Group so much of their claim against the Group as would enable the claims of the other creditors of the Group to be paid in full.

Split between non-current and current portions

Current liabilities	-	4 290 809	485 961	2 480 708

Exposure to liquidity risk

Refer to note 36 Financial instruments and financial risk management for details of liquidity risk exposure and management.

Exposure to currency risk

Refer to note 36 Financial instruments and financial risk management for details of currency risk management for group loans payable.

Fair value of group loans payable

The fair value of group loans payable approximates their carrying amounts.

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

17. Borrowings

Held at amortised cost

Genius Group Limited	3 257 029	-	2 267 394	-
Wealth Dynamics Pte Limited	222 188	-	61 614	-
Genius Group USA Inc	333 628	-	-	-
GeniusU Limited	911 150	-	-	-
	4 723 995	**-**	**2 329 008**	**-**

Split between non-current and current portions

Current liabilities	4 723 995	-	2 329 008	-

The loans are unsecured, bear interest as agreed by the parties from time to time and is payable on demand. For as long as the loan above remains outstanding, Genius Group Limited agrees to subordinate for the benefit of the other creditors of the Group so much of their claim against the Group as would enable the claims of the other creditors of the Group to be paid in full.

Exposure to liquidity risk

Refer to note 36 Financial instruments and financial risk management for details of liquidity risk exposure and management.

Exposure to currency risk

Refer to note 36 Financial instruments and financial risk management for details of currency risk management for borrowings.

18. Deferred tax

Deferred tax liability

Property plant and equipment	(81 701)	(739 458)	-	-

The deferred tax assets and the deferred tax liability relate to income tax in the same jurisdiction, and the law allows net settlement. Therefore, they have been offset in the statement of financial position as follows:

Deferred tax liability	(81 701)	(739 458)	-	-

Reconciliation of deferred tax asset / (liability)

At beginning of year	(739 458)	(1 185 433)	-	-
Taxable / (deductible) temporary difference movement on tangible fixed assets	657 757	445 975	-	-
	(81 701)	**(739 458)**	**-**	**-**

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

19. Trade and other payables

Financial instruments:

Trade payables	407 820	1 246 274	318 831	248 080
Accrued expenses	103 594	47 707	-	-
Other taxation payable	56 319	50 829	-	-
North West Parks Board	1 049 477	1 113 227	-	-
Sundry payables	373 048	468 756	214 473	142 012
Other payables	563 702	364 694	1 000	1 000
Non-financial instruments:				
Amounts received in advance	2 077	1 567	-	-
VAT	22 266	25 314	-	-
	2 578 303	**3 318 368**	**534 304**	**391 092**

Financial instrument and non-financial instrument components of trade and other payables

At amortised cost	2 553 960	3 291 487	534 304	391 092
Non-financial instruments	24 343	26 881	-	-
	2 578 303	**3 318 368**	**534 304**	**391 092**

Exposure to currency risk

Refer to note 36 Financial instruments and financial risk management for details of currency risk management for trade payables.

Exposure to liquidity risk

Refer to note 36 Financial instruments and financial risk management for details of liquidity risk exposure and management.

20. Deferred Income

Advance bookings for lodges	377 221	262 111	-	-
Other prepaid income and deposits	9 894	368 700	-	-
	387 115	**630 811**	**-**	**-**

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

21. Revenue

Revenue from contracts with customers

Sale of goods	3 424 027	4 332 700	-	-
Rendering of services	2 480 457	434 350	223 221	192 822
Other revenue	-	16 522	-	-
	5 904 484	**4 783 572**	**223 221**	**192 822**

Disaggregation of revenue from contracts with customers

The group disaggregates revenue from customers as follows:

Sale of goods

Africa	1 064 329	2 282 046	-	-
Asia	2 359 698	2 050 654	-	-
	3 424 027	**4 332 700**	**-**	**-**

Rendering of services

Africa	2 127 687	137 667	-	-
Asia	352 770	296 683	223 221	192 822
	2 480 457	**434 350**	**223 221**	**192 822**

Other revenue
Total revenue from contracts with customers

	5 904 484	**4 767 050**	**223 221**	**192 822**

Timing of revenue recognition

At a point in time

Food and beverages	3 205 601	3 219 350	-	-
Food	551 967	317 182	-	-
Gojek income	9 220	6 134	-	-
Beverages	342 836	247 826	-	-
Other revenue	-	450 871	223 221	192 822
Accomodation	1 794 860	542 209	-	-
	5 904 484	**4 783 572**	**223 221**	**192 822**

22. Cost of sales

Sale of goods	1 186 226	1 018 103	-	-
Rendering of services	90 926	75 615	-	-
	1 277 152	**1 093 718**	**-**	**-**

Sale of goods

Food and beverages	1 123 512	964 693	-	-
Other	62 714	53 410	-	-
	1 186 226	**1 018 103**	**-**	**-**

Rendering of services

Service revenue	90 926	75 615	-	-

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

		Group		Company	
Figures in US Dollar		2023	2022	2023	2022

23. Other operating income

Administration and management fees received		9 763	86 400	-	-
Reversal of depreciation on revaluation amount		1 282	720 181	-	-
Other income		25 969	327 400	(4 727)	93 243
		37 014	**1 133 981**	**(4 727)**	**93 243**

24. Other operating gains (losses)

Gains (losses) on disposals, scrappings and settlements

Property, plant and equipment	3	-	(310)	-	-

Foreign exchange gains (losses)

Net foreign exchange (losses) gains		(193 938)	(155 755)	22 051	(10 963)
Total other operating gains (losses)		**(193 938)**	**(156 065)**	**22 051**	**(10 963)**

25. Operating profit (loss)

Operating loss for the year is stated after charging (crediting) the following, amongst others:

Auditor's remuneration - external

Audit fees		52 507	54 536	28 000	29 250

Remuneration, other than to employees

Administrative and managerial services		(157 647)	125 712	453	26 318
Consulting and professional services		330 331	208 273	158 837	66 608
		172 684	**333 985**	**159 290**	**92 926**

Employee costs

Salaries, wages, bonuses and other benefits		1 903 341	2 036 654	159 538	361 041
Other staff costs		132 964	157 420	-	-
Insurance		9 837	4 884	-	-
Provident fund		34 044	34 049	-	-
Total employee costs		**2 080 186**	**2 233 007**	**159 538**	**361 041**

Leases

Premises		9 054	10 096	-	-
Leasehold property		299 192	159 769	-	-

Impairment losses

Goodwill		-	5 727 885	-	-
Impairments in subsidiaries		(88 264)	-	-	9 110 571
Amounts due from related parties		87 618	1 376 506	1 112 346	-
		(646)	**7 104 391**	**1 112 346**	**9 110 571**

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

26. Depreciation and impairment losses

Depreciation

Property, plant and equipment	275 552	305 474	-	-
Right-of-use assets	429 438	477 097	-	-
	704 990	**782 571**	**-**	**-**

Impairment losses

Goodwill	-	5 727 885	-	-
Impairments in subsidiaries	(88 264)	-	-	9 110 571
Amounts due from related parties	87 618	1 376 506	1 112 346	-
	(646)	**7 104 391**	**1 112 346**	**9 110 571**

Total depreciation, amortisation and impairment

Depreciation	704 990	782 571	-	-
Impairment losses	(646)	7 104 391	1 112 346	9 110 571
	704 344	**7 886 962**	**1 112 346**	**9 110 571**

27. Investment income

Interest income
Investments in financial assets:

Other financial assets	52 700	23 041	-	-

28. Finance costs

Other interest paid - loans	218 924	307 020	116 054	134 915
Lease liabilities	145 564	114 714	-	-
Total finance costs	**364 488**	**421 734**	**116 054**	**134 915**

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

29. Cash (used in)/generated from operations

Loss before taxation	(891 973)	(8 016 146)	(1 436 384)	(9 897 490)
Adjustments for non-cash items:				
Depreciation	704 990	782 571	-	-
Losses on sale of assets	-	310	-	-
Losses on foreign exchange	-	155 344	(22 051)	10 963
Impairment losses	-	-	1 112 346	9 110 571
Impairment in goodwill	-	5 727 885	-	-
Non-cash forex and FCTR movements	896 122	(38 194)	-	-
Non-cash revaluation movements	(183 664)	190 193	-	-
Non-cash other movements on Property, plant and equipment	640	(689 542)	-	-
Non-cash items	-	-	237 995	-
Adjust for items which are presented separately:				
Interest income	(52 700)	(23 041)	-	-
Finance costs	364 488	314 547	116 054	134 915
Changes in working capital:				
(Increase) decrease in inventories	(61 182)	(2 786)	-	-
(Increase) decrease in trade and other receivables	926 571	1 102 702	(151 172)	72 270
Increase (decrease) in trade and other payables	(740 065)	744 875	143 212	106 613
Increase (decrease) in deferred income	(243 696)	(257 545)	-	-
	719 531	**(8 827)**	**-**	**(462 158)**

Entrepreneur Resorts Limited have no bank or cash on hand for the current period and therefore no Statement of Cash flows for the holding company.

30. Tax paid

Balance at beginning of the year	(7 532)	(5 703)	-	-
Current tax recognised in profit or loss	(22 683)	-	-	-
Balance at end of the year	(28 877)	(18 222)	-	-
	(59 092)	**(23 925)**	**-**	**-**

31. Related parties

Relationships

Holding company (until 2 October 2023)	Genius Group Limited (Holding company until 2 October 2023)
Subsidiaries	Entrepreneur Resorts Pte Limited Genius Café Genius Central Singapore Pte Limited Matla Game Lodge Proprietary Limited Tau Game Lodge Proprietary Limited PT. XL Bali Vision Villa
Entity under common control	Wealth Dynamics Pte Ltd (Subsidiary of Genius Group Limited) GeniusU Limited (Subsidiary of Genius Group Limited)
Members of key management	Roger James Hamilton Dennis Owen Du Bois Vilma Lisa Bovio Jeremy Justin Harris Sandra Lee Morrell (resigned 17 July 2023)

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

31. Related parties (continued)

Related party balances

Loan accounts - Owing (to) by related parties

Genius Group Limited	-	(3 224 826)	(2 267 394)	(2 267 394)
GeniusU Limited	-	431 499	406 076	427 714
GeniusU Limited	-	(742 758)	-	-
Genius Group US	-	(103 433)	-	-
Wealth Dynamics Pte Limited	-	(219 792)	(61 614)	(61 614)
Entrepreneur Resorts Pte Limited	-	-	(465 961)	(131 700)
PT. XL Bali Vision Villa	-	-	104 050	
Genius Central Singapore Pte Limited	-	-	-	923 573
Matla Game Lodge Proprietary Limited	-	-	864 484	864 484
Tau Game Lodge Proprietary Limited	-	-	2 301 763	2 301 763
Tau Game Lodge Proprietary Limited	-	-	(20 000)	(20 000)

Amounts included in Trade receivable (Trade Payable) regarding related parties

GeniusU Limited	126 499	126 499	126 499	126 499
GeniusU Limited	(20 491)	(20 491)	(20 491)	(20 491)
Matla Game Lodge Proprietary Limited	-	-	2 226	-
Tau Game Lodge Proprietary Limited	-	-	445 155	-
Tau Game Lodge Proprietary Limited	-	-	(107 154)	-
PT. XL Bali Vision Villa	-	-	-	104 050
PT. XL Bali Vision Villa	-	-	(60 000)	(60 000)
Genius Central Singapore Pte Limited	-	-	164 873	110 312
Genius Café	-	-	18 971	-
Genius Café	-	-	(30 000)	-

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

	Group		Company	
Figures in US Dollar	2023	2022	2023	2022

31. Related parties (continued)

Related party transactions

Management fees paid to (received from) related parties

Tau Game Lodge Proprietary Limited	-	-	(159 285)	(115 816)
Genius Central Singapore Pte Limited	-	-	(63 935)	(77 005)

32. Directors' emoluments

Executive

2023

Directors' emoluments	Directors fees	Total
Roger James Hamilton	34 264	34 264
Dennis Owen Du Bois	25 200	25 200
Vilma Lisa Bovio	25 200	25 200
Jeremy Justin Harris	25 803	25 803
	110 467	**110 467**

2022

Directors' emoluments	Directors fees	Total
Roger James Hamilton	33 249	33 249
Dennis Owen Du Bois	24 900	24 900
Vilma Lisa Bovio	24 900	24 900
Jeremy Justin Harris	26 313	26 313
	109 362	**109 362**

33. Events after the reporting period

On 31 January 2024, Entrepreneur Resorts Ltd executed a Debt Conversion Agreement with Genius Group Ltd (which had been the ultimate holding company of Entrepreneur Resorts Ltd until a spin-off event completed on 2 October 2023). Under this agreement, a net amount of US $3,999,448 owing from Entrepreneur Resorts Ltd and its subsidiaries to Genius Group Ltd and subsidiaries was converted to equity in Entrepreneur Resorts Ltd, and an additional US $1,000,000.00 was agreed to be advanced from Genius Group Ltd to Entrepreneur Resorts Ltd in instalments over a period of up to one year which would also be converted to equity. The price for conversion is US $2.75.

The directors are not aware of any other material event which occurred after the reporting date and up to date of this report.

34. Going concern

We draw attention to the fact that at 31 December 2023, the company had accumulated losses of US Dollar 12 634 341 and that the company's total liabilities exceed its total assets by US Dollar (1 885 115).

The ability of the group to continue as a going concern is dependent on a number of factors. The most significant of these is that the directors continue to procure funding for the ongoing operations for the group including the debt conversion agreement with Genius Group Ltd as described in the events after the reporting period note 33.

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

Figures in US Dollar		Group		Company	
		2023	2022	2023	2022

35. Commitments and contingencies

There are no commitments and contingencies noted for the period.

36. Financial instruments and risk management

Categories of financial instruments

Categories of financial assets

Group - 2023

	Note(s)	Amortised cost	Total	Fair value
Loans receivable	9	583 871	583 871	583 871
Trade and other receivables	10	558 263	558 263	558 263
Cash and cash equivalents	11	602 295	602 295	602 295
		1 744 429	**1 744 429**	**1 744 429**

Group - 2022

	Note(s)	Amortised cost	Total	Fair value
Loans to group companies	7	431 499	431 499	431 499
Trade and other receivables	10	1 471 874	1 471 874	1 471 874
Cash and cash equivalents	11	826 767	826 767	826 767
		2 730 140	**2 730 140**	**2 730 140**

Company - 2023

	Note(s)	Amortised cost	Total	Fair value
Loans to group companies	7	3 266 342	3 266 342	3 266 342
Loans receivable	9	406 076	406 076	406 076
Trade and other receivables	10	696 902	696 902	696 902
		4 369 320	**4 369 320**	**4 369 320**

Company - 2022

	Note(s)	Amortised cost	Total	Fair value
Loans to group companies	7	4 517 534	4 517 534	4 517 534
Trade and other receivables	10	809 992	809 992	809 992
		5 327 526	**5 327 526**	**5 327 526**

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

		Group		Company	
Figures in US Dollar		2023	2022	2023	2022

36. Financial instruments and risk management (continued)

Categories of financial liabilities

Group - 2023

	Note(s)	Amortised cost	Leases	Total	Fair value
Trade and other payables	19	2 553 960	-	2 553 960	2 553 960
Borrowings	17	4 723 995	-	4 723 995	4 723 995
Leases - Right of Use liability	4	-	1 621 164	1 621 164	1 635 627
		7 277 955	**1 621 164**	**8 899 119**	**8 913 582**

Group - 2022

	Note(s)	Amortised cost	Leases	Total	Fair value
Trade and other payables	19	3 291 487	-	3 291 487	3 291 487
Loans from group companies	16	4 290 809	-	4 290 809	4 290 809
Finance lease obligations	4	-	2 061 650	2 061 650	2 061 650
		7 582 296	**2 061 650**	**9 643 946**	**9 643 946**

Company - 2023

	Note(s)	Amortised cost	Total	Fair value
Trade and other payables	19	534 304	534 304	534 304
Loans from group companies	16	485 961	485 961	485 961
Borrowings	17	2 329 008	2 329 008	2 329 008
		3 349 273	**3 349 273**	**3 349 273**

Company - 2022

	Note(s)	Amortised cost	Total	Fair value
Trade and other payables	19	391 092	391 092	391 092
Loans from group companies	16	2 480 708	2 480 708	2 480 708
		2 871 800	**2 871 800**	**2 871 800**

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

		Group		Company	
Figures in US Dollar		2023	2022	2023	2022

36. Financial instruments and risk management (continued)

Capital risk management

The group's objective when managing capital (which includes share capital, borrowings, working capital and cash and cash equivalents) is to maintain a flexible capital structure that reduces the cost of capital to an acceptable level of risk and to safeguard the group's ability to continue as a going concern while taking advantage of strategic opportunities in order to maximise stakeholder returns sustainably.

The group manages capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain the capital structure, the group may adjust the amount of dividends paid to the shareholder, return capital to the shareholder, repurchase shares currently issued, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or sell assets to reduce debt.

The capital structure and gearing ratio of the group at the reporting date was as follows:

Loans from group companies	16	-	4 290 809	485 961	2 480 708
Borrowings	17	4 723 995	-	2 329 008	-
Lease liabilities		1 621 164	2 061 650	-	-
Trade and other payables	19	2 578 303	3 318 368	534 304	391 092
Total borrowings		**8 923 462**	**9 670 827**	**3 349 273**	**2 871 800**
Cash and cash equivalents	11	(602 294)	(826 767)	-	-
Net borrowings		**8 321 168**	**8 844 060**	**3 349 273**	**2 871 800**
Equity		(286 249)	(73 863)	1 885 115	3 321 499
Gearing ratio		(2 907)%	(11 972)%	178 %	86 %

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

		Group		Company	
Figures in US Dollar		2023	2022	2023	2022

36. Financial instruments and risk management (continued)

Financial risk management

Overview

The group is exposed to the following risks from its use of financial instruments:
- Credit risk;
- Liquidity risk; and
- Market risk (currency risk, interest rate risk and price risk).

The board has overall responsibility for the establishment and oversight of the group's risk management framework. The board has established the risk committee, which is responsible for developing and monitoring the group's risk management policies. The committee reports quarterly to the board on its activities.

The group's risk management policies are established to identify and analyse the risks faced by the group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the group's activities.

The group's board of directors oversees how management monitors compliance with the risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the group.

Credit risk

Credit risk is the risk of financial loss to the group if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The group is exposed to credit risk on loans receivable and trade and other receivables.

Credit risk for exposures other than those arising on cash and cash equivalents, are managed by making use of credit approvals, limits and monitoring. The group only deals with reputable counterparties with consistent payment histories. Sufficient collateral or guarantees are also obtained when necessary. Each counterparty is analysed individually for creditworthiness before terms and conditions are offered. The analysis involves making use of information submitted by the counterparties as well as external bureau data (where available). Counterparty credit limits are in place and are reviewed and approved by credit management committees. The exposure to credit risk and the creditworthiness of counterparties is continuously monitored.

Credit loss allowances for expected credit losses are recognised for all debt instruments, but excluding those measured at fair value through profit or loss. Credit loss allowances are also recognised for loan commitments and financial guarantee contracts.

In order to calculate credit loss allowances, management determine whether the loss allowances should be calculated on a 12 month or on a lifetime expected credit loss basis. This determination depends on whether there has been a significant increase in the credit risk since initial recognition. If there has been a significant increase in credit risk, then the loss allowance is calculated based on lifetime expected credit losses. If not, then the loss allowance is based on 12 month expected credit losses. This determination is made at the end of each financial period. Thus the basis of the loss allowance for a specific financial asset could change year on year.

Management apply the principle that if a financial asset's credit risk is low at year end, then, by implication, the credit risk has not increased significantly since initial recognition. In all such cases, the loss allowance is based on 12 month expected credit losses. Credit risk is assessed as low if there is a low risk of default (where default is defined as occurring when amounts are 90 days past due). When determining the risk of default, management consider information such as payment history to date, industry in which the customer is employed, period for which the customer has been employed, external credit references etc. In any event, if amounts are 30 days past due, then the credit risk is assumed to have increased significantly since initial recognition. Credit risk is not assessed to be low simply because of the value of collateral associated with a financial instrument. If the instrument would not have a low credit risk in the absence of collateral, then the credit risk is not considered low when taking the collateral into account. Trade receivable and contract assets which do not contain a significant financing component are the exceptions and are discussed below.

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

		Group		Company	
Figures in US Dollar		2023	2022	2023	2022

36. Financial instruments and risk management (continued)

Where necessary, the assessment for a significant increase in credit risk is made on a collective basis. Management typically adopt this approach when information relevant to the determination of credit risk is not available on an individual instrument level. Often, the only information available on individual instruments which could indicate an increase in credit risk, is "past due" information. It is typical that more forward-looking information is generally more readily available on a collective basis. Therefore, making the determination on a collective basis, helps to ensure that credit loss allowances are determined on the basis of lifetime expected credit losses before they reach the point of being past due. Forward looking, macro-economic information is applied on a collective basis when it is readily available without undue cost or effort. When loss allowances are determined on a collective basis, management determines the loss allowances by grouping financial instruments on the basis of shared credit risk characteristics.

For trade receivables and contract assets which do not contain a significant financing component, the loss allowance is determined as the lifetime expected credit losses of the instruments. For all other trade receivables, contract assets and lease receivables, IFRS 9 permits the determination of the credit loss allowance by either determining whether there was a significant increase in credit risk since initial recognition or by always making use of lifetime expected credit losses. Management have chosen as an accounting policy, to make use of lifetime expected credit losses. Management does therefore not make the annual assessment of whether the credit risk has increased significantly since initial recognition for trade receivables, contract assets or lease receivables.

The maximum exposure to credit risk is presented in the table below:

Group		2023			2022		
		Gross carrying amount	Credit loss allowance	Amortised cost / fair value	Gross carrying amount	Credit loss allowance	Amortised cost / fair value
Loans to group companies	7	947 473	(947 473)	-	431 499	-	431 499
Loans receivable	9	583 871	-	583 871	-	-	-
Trade and other receivables	10	677 767	-	677 767	1 604 336	-	1 604 336
Cash and cash equivalents	11	602 342	-	602 342	826 767	-	826 767
		2 811 453	(947 473)	1 863 980	2 862 602	-	2 862 602

Company		2023			2022		
		Gross carrying amount	Credit loss allowance	Amortised cost / fair value	Gross carrying amount	Credit loss allowance	Amortised cost / fair value
Loans to group companies	7	4 213 815	(947 473)	3 266 342	4 517 534	-	4 517 534
Loans receivable	9	406 076	-	406 076	-	-	-
Trade and other receivables	10	868 256	(164 873)	703 383	817 178	-	817 178
		5 488 147	(1 112 346)	4 375 801	5 334 712	-	5 334 712

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

Figures in US Dollar		Group		Company	
		2023	2022	2023	2022

36. Financial instruments and risk management (continued)

Liquidity risk

The group is exposed to liquidity risk, which is the risk that the group will encounter difficulties in meeting its obligations as they become due.

The group manages its liquidity risk by effectively managing its working capital, capital expenditure and cash flows. The financing requirements are met through a mixture of cash generated from operations and long and short term borrowings. Committed borrowing facilities are available for meeting liquidity requirements and deposits are held at central banking institutions.

The maturity profile of contractual cash flows of non-derivative financial liabilities, and financial assets held to mitigate the risk, are presented in the following table. The cash flows are undiscounted contractual amounts.

Group - 2023

		Less than 1 year	Over 5 years	Total	Carrying amount
Non-current liabilities					
Lease liabilities	4	-	1 171 191	1 171 191	1 171 191
Current liabilities					
Trade and other payables	19	2 553 960	-	2 553 960	2 553 960
Borrowings	17	4 723 995	-	4 723 995	4 723 995
Lease liabilities	4	449 973	-	449 973	449 973
		7 727 928	**1 171 191**	**8 899 119**	**8 899 119**

Group - 2022

		Less than 1 year	Over 5 years	Total	Carrying amount
Non-current liabilities					
Lease liabilities	4	-	1 622 978	1 622 978	1 622 978
Current liabilities					
Trade and other payables	19	3 291 487	-	3 291 487	3 291 487
Loans from group companies	16	4 290 809	-	4 290 809	4 290 809
Lease liabilities	4	438 672	-	438 672	438 672
		8 020 968	**1 622 978**	**9 643 946**	**10 077 132**

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

		Group		Company	
Figures in US Dollar		2023	2022	2023	2022

36. Financial instruments and risk management (continued)

Company - 2023

		Less than 1 year	Total	Carrying amount
Current liabilities				
Trade and other payables	19	534 304	534 304	534 304
Loans from group companies	16	485 961	485 961	4 723 995
Borrowings	17	2 329 008	2 329 008	2 329 008
		3 349 273	**3 349 273**	**7 587 307**

Company - 2022

		Less than 1 year	Total	Carrying amount
Current liabilities				
Trade and other payables	19	391 092	391 092	391 092
Loans from group companies	16	2 480 708	2 480 708	2 480 708

Entrepreneur Resorts Limited and its subsidiaries
(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

Figures in US Dollar		Group 2023	Group 2022	Company 2023	Company 2022

36. Financial instruments and risk management (continued)

Foreign currency risk

There have been no significant changes in the foreign currency risk management policies and processes since the prior reporting period.

The group is exposed to foreign currency risk as a result of certain transactions and borrowings which are denominated in foreign currencies. Exchange rate exposures are managed within approved policy parameters utilising foreign forward exchange contracts where necessary. The foreign currencies in which the group deals primarily are SIngpore Dollars, Indonesian Rupees and South African Rand.

Exposure in US Dollar

The net carrying amounts, in US Dollar, of the various exposures, are denominated in the following currencies. The amounts have been presented in US Dollar by converting the foreign currency amounts at the closing rate at the reporting date:

Indonesian Rupiah:

		Group 2023	Group 2022	Company 2023	Company 2022
Non-current assets:					
Loans receivable	9		-	104 050	-
Trade and other receivables			-	18 971	104 050
Current liabilities:					
Trade and other payables	19			(90 000)	(60 000)
Net Indonesian Rupiah Dollar exposure				**33 021**	**44 050**
South African Rand:					
Current assets:					
Loans to group companies	7			3 166 247	3 166 247
Trade and other receivables	10			447 381	-
Current liabilities:					
Trade and other payables	19			(107 154)	-
Loans from group companies	16			(20 000)	(20 000)
Net South African Rand exposure				**3 486 474**	**3 146 247**
Singapore Dollar:					
Current assets:					
Trade and other receivables	10			164 873	104 050
Current liabilities:					
Trade and other payables	19			-	(60 000)
Loans from group companies				(465 961)	-
Net Singapore Dollar exposure				**(301 088)**	**44 050**
Net exposure to foreign currency in US Dollar				**3 218 407**	**3 234 347**

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

		Group		Company	
Figures in US Dollar		2023	2022	2023	2022

36. Financial instruments and risk management (continued)

Exposure in foreign currency amounts

The net carrying amounts, in foreign currency of the above exposure was as follows:
Indonesian Rupiah

Current assets:			
Loans receivable	7	1 601 261 927	-
Trade and other receivables	10	291 951 370	1 616 436 228
Current liabilities:			
Trade and other payables	19	(1 385 041 551)	(932 111 232)
Net Indonesian Rupiah exposure		**508 171 746**	**684 324 996**
South African Rand:			
Current assets:			
Loans to group companies	7	57 947 419	53 902 741
Trade and other receivables	10	8 187 793	-
Current liabilities:			
Trade and other payables	19	(1 961 091)	(340 483)
Loans from group companies		(366 032)	-
Net South African Rand exposure		**63 808 089**	**53 562 258**
Singapore Dollar:			
Current assets:			
Loans to group companies	7	-	53 902 741
Trade and other receivables	10	217 740	-
Current liabilities:			
Loans from group companies	16	(615 374)	(340 483)
Net Singapore Dollar exposure		**(397 634)**	**53 562 258**

Exchange rates

US Dollar per unit of foreign currency:		
Indonesian Rupiah	0.0000650	0.0000644
South African Rand	0.0546	0.0587
Singapore Dollar	0.7572	0.7459

Entrepreneur Resorts Limited and its subsidiaries

(Registration number 194139)
Financial Statements for the year ended 31 December 2023

Notes to the Financial Statements

		Group		Company	
Figures in US Dollar		2023	2022	2023	2022

37. Fair value information

Fair value hierarchy

The table below analyses assets and liabilities carried at fair value. The different levels are defined as follows:

Level 1: Quoted unadjusted prices in active markets for identical assets or liabilities that the group can access at measurement date.

Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

Levels of fair value measurements

Level 3

Recurring fair value measurements

Assets	Note(s)				
Property, plant and equipment	3				
Land		-	1 296 856	-	-
Buildings		-	3 614 617	-	-
Total property, plant and equipment		**-**	**4 911 473**	**-**	**-**
Total		**-**	**4 911 473**	**-**	**-**

Land and Buildings have been revaluaed in the prior financial period by independent valuators as noted in note 3. The methods of valuation of these assets is noted in the Note 3.

No valuation was done on convertible debt obligations and has been settled in the current financial period.

Appendix 3

Management (unaudited) financial statements of Entrepreneur Resorts Limited and its
subsidiaries

for the year ended 31 December 2024

Monthly Financial Reports

Entrepreneur Resorts Group
December 2024

Published on 22 Jan 2025

Table of Contents

Combined Group

1a. Combined Group Profit and Loss Actual - December 2024

PROFIT & LOSS	Entrepreneur Resorts Limited	Entrepreneur Resorts Pte Ltd	Tau Game Lodge (Pty) Ltd	Matla Game Lodge (Pty) Ltd	Vision Villa Resort	Genius Cafe	Genius Central	Total
Revenue								
Food & Beverage	$0	$0	$8,991	$0	$5,036	$18,726	$56,678	$89,431
Accommodation	$0	$0	$206,435	$27,290	$7,753	$0	$0	$241,477
Other Operating Income	$0	$7	$46,173	$347	$575	$78	$23,499	$70,678
Events & Programs	$0	$0	$33,134	$0	$4,459	$24,816	$0	$62,410
Management Fees	$17,374	$3,084	$0	$0	$0	$0	$0	$20,458
Total Revenue	**$17,374**	**$3,091**	**$294,733**	**$27,637**	**$17,823**	**$43,620**	**$80,176**	**$484,454**
Cost of Sales								
Cost of Sales	$0	$128	$19,226	$2,526	$2,738	$14,343	$24,970	$63,931
Gross Profit	**$17,374**	**$2,962**	**$275,507**	**$25,112**	**$15,085**	**$29,278**	**$55,206**	**$420,523**
Expenses								
Accommodation Expenses	$0	$0	$5,366	$239	$56	$0	$0	$5,661
Administration	$33,948	$8,299	$117,054	$5,419	$17,614	$25,479	$44,104	$251,918
Food and Beverage Expense	$0	$0	$0	$0	$0	$102	$868	$970
POMEC Expenses	$20	$0	$69,758	$4,610	$373	$6,258	$41,520	$122,539
Total Expenses	**$33,968**	**$8,299**	**$192,179**	**$10,267**	**$18,043**	**$31,839**	**$86,492**	**$381,088**
Operating Profit	**($16,595)**	**($5,337)**	**$83,328**	**$14,844**	**($2,958)**	**($2,561)**	**($31,286)**	**$39,435**
Other Income								
Other Income	$0	$0	$0	$0	$0	$0	$0	$0
Other Expenses								
Depreciation Expenses	$0	$0	$14,922	$517	$999	$1,884	$12,093	$30,415
Management Fees	$0	$0	$5,474	$0	$891	$2,181	$3,660	$12,206
Forex Loss/(Gain)	$0	$0	$57,385	($37,197)	$0	$0	($1,297)	$18,890
Earnings Before Interest & Tax	**($16,595)**	**($5,337)**	**$5,547**	**$51,524**	**($4,848)**	**($6,627)**	**($45,742)**	**($22,077)**

	Entrepreneur Resorts Limited	Entrepreneur Resorts Pte Ltd	Tau Game Lodge (Pty) Ltd	Matla Game Lodge (Pty) Ltd	Vision Villa Resort	Genius Cafe	Genius Central	Total
Interest Income								
Interest Income	$0	$0	$1,583	$0	$2	$15	$0	$1,600
Interest Expenses								
Interest Expenses	$102,871	$0	$8,677	$2	$0	$0	$0	$111,549
Earnings Before Tax	($119,465)	($5,337)	($1,547)	$51,522	($4,846)	($6,612)	($45,742)	($132,026)
Tax Expenses								
Tax Expenses	$0	$0	$0	$0	$0	$1,028	$0	$1,028
Earnings After Tax	($119,465)	($5,337)	($1,547)	$51,522	($4,846)	($7,640)	($45,742)	($133,055)
Net Income	($119,465)	($5,337)	($1,547)	$51,522	($4,846)	($7,640)	($45,742)	($133,055)

1b. Combined Group Profit and Loss Budget - December 2024

PROFIT & LOSS (Budget)	Entrepreneur Resorts Limited	Entrepreneur Resorts Pte Ltd	Tau Game Lodge (Pty) Ltd	Matla Game Lodge (Pty) Ltd	Vision Villa Resort	Genius Cafe	Genius Central	Total
Revenue								
Food & Beverage	$0	$0	$10,452	$0	$5,157	$45,346	$112,078	$173,034
Accommodation	$0	$0	$198,549	$13,707	$12,561	$0	$0	$224,817
Other Operating Income	$0	$0	$43,708	$0	$2,972	$29	$48,145	$94,854
Events & Programs	$0	$0	$44,291	$0	$4,555	$53,499	$0	$102,345
Management Fees	$23,080	$6,557	$0	$0	$0	$0	$0	$29,637
Total Revenue	**$23,080**	**$6,557**	**$297,000**	**$13,707**	**$25,245**	**$98,874**	**$160,223**	**$624,686**
Cost of Sales								
Cost of Sales	$200	$666	$27,877	$1,601	$3,552	$35,857	$31,190	$100,943
Gross Profit	**$22,880**	**$5,891**	**$269,123**	**$12,106**	**$21,693**	**$63,017**	**$129,033**	**$523,743**
Expenses								
Accommodation Expenses	$0	$0	$8,623	$237	$112	$57	$244	$9,273
Administration	$21,350	$8,922	$125,348	$5,059	$19,162	$34,429	$70,942	$285,212
Food and Beverage Expense	$0	$0	$658	$0	$0	$346	$1,888	$2,892
POMEC Expenses	$2,000	$0	$74,916	$6,678	$0	$7,056	$44,563	$135,212
Total Expenses	**$23,350**	**$8,922**	**$209,545**	**$11,974**	**$19,273**	**$41,887**	**$117,637**	**$432,588**
Operating Profit	**($470)**	**($3,031)**	**$59,578**	**$132**	**$2,420**	**$21,130**	**$11,396**	**$91,155**
Other Expenses								
Depreciation Expenses	$0	$37	$15,444	$793	$1,162	$2,072	$12,147	$31,656
Management Fees	$0	$0	$14,866	$822	$1,262	$4,944	$8,011	$29,906
Earnings Before Interest & Tax	**($470)**	**($3,068)**	**$29,268**	**($1,483)**	**($5)**	**$14,114**	**($8,762)**	**$29,593**
Interest Income								
Interest Income	$0	$0	($2,741)	$0	$25	$25	$0	($2,691)
Interest Expenses								
Interest Expenses	$12,500	$0	$0	$0	$0	$0	$0	$12,500
Earnings Before Tax	**($12,970)**	**($3,068)**	**$26,526**	**($1,483)**	**$20**	**$14,139**	**($8,762)**	**$14,402**
Net Income	**($12,970)**	**($3,068)**	**$26,526**	**($1,483)**	**$20**	**$14,139**	**($8,762)**	**$14,402**

2a. Combined Group Profit and Loss Actual - YTD2024

PROFIT & LOSS	Entrepreneur Resorts Limited	Entrepreneur Resorts Pte Ltd	Tau Game Lodge (Pty) Ltd	Matla Game Lodge (Pty) Ltd	Vision Villa Resort	Genius Cafe	Genius Central	Total
Revenue								
Food & Beverage	$0	$0	$94,679	$0	$62,327	$340,922	$824,289	$1,322,217
Accommodation	$0	$0	$1,720,199	$168,669	$113,111	$0	$0	$2,001,979
Other Operating Income	$0	$1,686	$457,649	$347	$46,586	$2,552	$292,853	$801,673
Events & Programs	$0	$0	$388,404	$0	$53,537	$393,880	$0	$835,821
Management Fees	$182,936	$50,853	$0	$0	$0	$0	$0	$233,789
Total Revenue	**$182,936**	**$52,538**	**$2,660,931**	**$169,017**	**$275,561**	**$737,354**	**$1,117,141**	**$5,195,479**
Cost of Sales								
Cost of Sales	$700	$2,358	$299,385	$14,060	$52,562	$263,261	$281,845	$914,170
Gross Profit	**$182,236**	**$50,181**	**$2,361,546**	**$154,957**	**$223,000**	**$474,094**	**$835,297**	**$4,281,310**
Expenses								
Accommodation Expenses	$0	$0	$61,288	$1,418	$577	$330	$762	$64,375
Administration	$249,863	$97,284	$1,278,734	$63,639	$211,684	$287,324	$722,627	$2,911,156
Food and Beverage Expense	$0	$0	$1,265	$0	$0	$2,662	$13,400	$17,328
POMEC Expenses	$26,162	$0	$787,615	$53,424	$1,907	$78,157	$505,103	$1,452,368
Total Expenses	**$276,025**	**$97,284**	**$2,128,902**	**$118,481**	**$214,168**	**$368,474**	**$1,241,892**	**$4,445,227**
Operating Profit	**($93,789)**	**($47,104)**	**$232,643**	**$36,476**	**$8,831**	**$105,620**	**($406,596)**	**($163,917)**
Other Income								
Other Income	$0	$0	$12,761	$0	$0	$0	$0	$12,761
Other Expenses								
Depreciation Expenses	$0	$1	$177,841	$6,130	$11,519	$20,210	$146,710	$362,411
Management Fees	$0	$0	$31,789	$0	$13,778	$36,868	$50,399	$132,834
Forex Loss/(Gain)	$695	$2,222	$57,385	($37,197)	$0	$0	($1,297)	$21,807
Earnings Before Interest & Tax	**($94,484)**	**($49,327)**	**($21,611)**	**$67,543**	**($16,466)**	**$48,543**	**($602,408)**	**($668,209)**
Interest Income								
Interest Income	$0	$0	$47,333	$0	$94	$255	$0	$47,682

	Entrepreneur Resorts Limited	Entrepreneur Resorts Pte Ltd	Tau Game Lodge (Pty) Ltd	Matla Game Lodge (Pty) Ltd	Vision Villa Resort	Genius Cafe	Genius Central	Total
Interest Expenses								
Interest Expenses	$110,791	$117	$88,908	$7	$0	$0	$0	$199,824
Earnings Before Tax	**($205,274)**	**($49,444)**	**($63,186)**	**$67,536**	**($16,372)**	**$48,797**	**($602,408)**	**($820,350)**
Tax Expenses								
Tax Expenses	$0	$0	$0	$0	$0	$1,645	$0	$1,645
Earnings After Tax	**($205,274)**	**($49,444)**	**($63,186)**	**$67,536**	**($16,372)**	**$47,152**	**($602,408)**	**($821,996)**
Net Income	**($205,274)**	**($49,444)**	**($63,186)**	**$67,536**	**($16,372)**	**$47,152**	**($602,408)**	**($821,996)**

2b. Combined Group Profit and Loss Budget - YTD2024

PROFIT & LOSS (Budget)	Entrepreneur Resorts Limited	Entrepreneur Resorts Pte Ltd	Tau Game Lodge (Pty) Ltd	Matla Game Lodge (Pty) Ltd	Vision Villa Resort	Genius Cafe	Genius Central	Total
Revenue								
Food & Beverage	$0	$0	$119,249	$0	$82,742	$470,523	$1,390,439	$2,062,953
Accommodation	$0	$0	$1,889,892	$190,240	$153,956	$0	$0	$2,234,088
Other Operating Income	$0	$0	$497,485	$0	$237,625	$332	$550,266	$1,285,708
Events & Programs	$0	$0	$504,431	$0	$72,610	$642,440	$0	$1,219,481
Management Fees	$249,376	$87,395	$0	$0	$0	$0	$0	$336,770
Total Revenue	**$249,376**	**$87,395**	**$3,011,057**	**$190,240**	**$546,934**	**$1,113,295**	**$1,940,705**	**$7,139,001**
Cost of Sales								
Cost of Sales	$2,400	$8,083	$318,159	$21,979	$175,774	$404,521	$377,534	$1,308,449
Gross Profit	**$246,976**	**$79,312**	**$2,692,898**	**$168,261**	**$371,160**	**$708,774**	**$1,563,172**	**$5,830,552**
Expenses								
Accommodation Expenses	$0	$0	$67,989	$1,815	$1,580	$676	$2,964	$75,024
Administration	$289,450	$107,231	$1,332,602	$65,542	$262,768	$396,087	$845,061	$3,298,742
Food and Beverage Expense	$0	$0	$1,267	$0	$0	$3,897	$22,901	$28,065
POMEC Expenses	$24,000	$0	$832,088	$79,506	$3,836	$86,318	$540,677	$1,566,425
Total Expenses	**$313,450**	**$107,231**	**$2,233,947**	**$146,863**	**$268,184**	**$486,978**	**$1,411,603**	**$4,968,255**
Operating Profit	**($66,474)**	**($27,920)**	**$458,951**	**$21,398**	**$102,976**	**$221,796**	**$151,569**	**$862,296**
Other Expenses								
Depreciation Expenses	$0	$449	$184,515	$9,215	$14,142	$23,333	$147,361	$379,016
Management Fees	$0	$0	$150,744	$9,026	$27,347	$55,665	$97,035	$339,816
Miscellaneous Other Expenses	$0	$0	$0	$0	$6,254	$0	$0	$6,254
Earnings Before Interest & Tax	**($66,474)**	**($28,369)**	**$123,692**	**$3,158**	**$55,233**	**$142,799**	**($92,828)**	**$137,211**
Interest Income								
Interest Income	$0	$0	($45,918)	$0	$547	$285	$0	($45,086)
Interest Expenses								
Interest Expenses	$150,000	$0	$0	$0	$0	$0	$0	$150,000
Earnings Before Tax	**($216,474)**	**($28,369)**	**$77,774**	**$3,158**	**$55,780**	**$143,084**	**($92,828)**	**($57,875)**
Net Income	**($216,474)**	**($28,369)**	**$77,774**	**$3,158**	**$55,780**	**$143,084**	**($92,828)**	**($57,875)**

3. Combined Group Balance Sheets - December 2024

BALANCE SHEET	Entrepreneur Resorts Limited	Entrepreneur Resorts Pte Ltd	Tau Game Lodge (Pty) Ltd	Matla Game Lodge (Pty) Ltd	Vision Villa Resort	Genius Cafe	Genius Central	Total
ASSETS								
Cash & Equivalents	$0	$286,277	$677,012	$11,999	$8,013	$21,280	$9,835	$1,014,415
Accounts Receivable	$797,782	$47,284	$0	$0	$139,582	$68,742	$12,279	$1,065,668
Inventory	$0	$0	$104,539	$3,556	$16,295	$13,051	$9,717	$147,157
Other Current Assets	$1,935,679	$803,597	$3,045	$37,878	($53,906)	$27,357	$198,257	$2,951,907
Total Current Assets	**$2,733,461**	**$1,137,158**	**$784,596**	**$53,432**	**$109,984**	**$130,430**	**$230,087**	**$5,179,148**
Fixed Assets	$0	$0	$2,355,106	$923,619	$1,790,154	$148,415	$447,393	$5,664,687
Investments or Other Non-Current Assets	$13,135,405	$0	$203,412	$0	$1,150,373	$0	$0	$14,489,190
Total Non-Current Assets	**$13,135,405**	**$0**	**$2,558,518**	**$923,619**	**$2,940,527**	**$148,415**	**$447,393**	**$20,153,877**
Total Assets	**$15,868,866**	**$1,137,158**	**$3,343,114**	**$977,052**	**$3,050,511**	**$278,845**	**$677,480**	**$25,333,025**
LIABILITIES								
Accounts Payable	$221,774	$33,538	$131,234	$0	$333,710	$73,703	$281,128	$1,075,087
Other Current Liabilities	($255,112)	$2,353,433	$1,078,497	$450,187	$164,419	$155,825	$2,880,391	$6,827,639
Total Current Liabilities	**($33,338)**	**$2,386,970**	**$1,209,731**	**$450,187**	**$498,128**	**$229,529**	**$3,161,520**	**$7,902,727**
Other Non-Current Liabilities	$0	$0	$2,281,848	$763,567	$26,943	$0	$12,431	$3,084,790
Total Non-Current Liabilities	**$0**	**$0**	**$2,281,848**	**$763,567**	**$26,943**	**$0**	**$12,431**	**$3,084,790**
Total Liabilities	**($33,338)**	**$2,386,970**	**$3,491,580**	**$1,213,754**	**$525,071**	**$229,529**	**$3,173,951**	**$10,987,517**
EQUITY								
Retained Earnings	($2,552,105)	($1,347,732)	($95,130)	($302,203)	($56,432)	($213,207)	($2,543,561)	($7,110,370)
Current Earnings	($205,274)	($48,403)	($58,674)	$65,495	($15,633)	$45,936	($589,697)	($806,249)
Other Equity	$18,659,584	$146,322	$5,339	$5	$2,597,504	$216,587	$636,787	$22,262,128
Total Equity	**$15,902,205**	**($1,249,813)**	**($148,466)**	**($236,703)**	**$2,525,440**	**$49,317**	**($2,496,471)**	**$14,345,508**
Total Liabilities & Equity	**$15,868,866**	**$1,137,158**	**$3,343,114**	**$977,052**	**$3,050,511**	**$278,845**	**$677,480**	**$25,333,025**

4.   Combined Group Cash Flow Statements - December 2024

CASH FLOW STATEMENT	Entrepreneur Resorts Limited	Entrepreneur Resorts Pte Ltd	Tau Game Lodge (Pty) Ltd	Matla Game Lodge (Pty) Ltd	Vision Villa Resort	Genius Cafe	Genius Central	Total
OPERATING ACTIVITIES								
Net Income	($119,465)	($5,337)	($1,547)	$51,522	($4,846)	($7,640)	($45,742)	($133,055)
Change in Accounts Payable	($58,189)	($579)	$3,878	$0	($7,838)	$797	$28,446	($33,484)
Change in Other Current Liabilities	$114,043	($53,427)	($27,860)	($21,436)	($16,462)	($5,081)	($51,465)	($61,687)
Change in Accounts Receivable	$103,057	($2,138)	$0	$0	$17,669	$8	$5,108	$123,704
Change in Inventory	$0	$0	$9,237	($193)	$1,331	$237	($1,094)	$9,518
Change in Other Current Assets	($39,447)	$5,328	($74,062)	($19,147)	($408)	$10,149	$5,398	($112,188)
Cash Flow from Operating Activities	**$0**	**($56,153)**	**($90,354)**	**$10,747**	**($10,554)**	**($1,530)**	**($59,349)**	**($207,192)**
INVESTING ACTIVITIES								
Change in Fixed Assets (ex. Depn and Amort)	$0	$0	$120,096	$43,361	$59,709	$5,247	$57,285	$285,697
Change in Investments or Other Non-Current Assets	$0	$0	($11,613)	$0	$37,717	$0	$0	$26,104
Cash Flow from Investing Activities	**$0**	**$0**	**$108,483**	**$43,361**	**$97,426**	**$5,247**	**$57,285**	**$311,802**
FINANCING ACTIVITIES								
Change in Other Equity	$0	($3,011)	($248)	$0	($85,164)	($7,101)	($13,106)	($108,631)
Change in Earnings not attributable to Retained Income	$0	$28,687	$7,133	$11,508	$2,285	$5,361	$64,087	$119,061
Change in Other Non-Current Liabilities	$0	$0	($48,099)	($73,050)	$645	$0	($35,665)	($156,170)
Cash Flow from Financing Activities	**$0**	**$25,676**	**($41,215)**	**($61,542)**	**($82,235)**	**($1,740)**	**$15,316**	**($145,739)**
Change in Cash & Equivalents	**$0**	**($30,477)**	**($23,085)**	**($7,434)**	**$4,637**	**$1,977**	**$13,252**	**($41,130)**
Cash & Equivalents, Opening Balance	$0	$316,754	$700,097	$19,432	$3,376	$19,303	($3,417)	$1,055,546
Cash & Equivalents, Closing Balance	$0	$286,277	$677,012	$11,999	$8,013	$21,280	$9,835	$1,014,415

5. Combined Group Cash Flow Statements - YTD 2024

CASH FLOW STATEMENT	Entrepreneur Resorts Limited	Entrepreneur Resorts Pte Ltd	Tau Game Lodge (Pty) Ltd	Matla Game Lodge (Pty) Ltd	Vision Villa Resort	Genius Cafe	Genius Central	Total
OPERATING ACTIVITIES								
Net Income	($205,274)	($49,444)	($63,186)	$67,536	($16,372)	$47,152	($602,408)	($821,996)
Change in Accounts Payable	($97,057)	($9,748)	$30,595	$0	($174,452)	($14,684)	$32,869	($232,477)
Change in Other Current Liabilities	($3,285,555)	$271,072	$81,071	($4,820)	($7,966)	($20,780)	$302,001	($2,664,977)
Change in Accounts Receivable	$63,993	$17,771	$0	$0	$57,914	$3,382	$1,492	$144,552
Change in Inventory	$0	$0	$5,288	($185)	($2,309)	$5,444	$1,089	$9,328
Change in Other Current Assets	($475,554)	$12,001	($44,261)	($47,446)	$91,767	($22,911)	($5,068)	($491,470)
Cash Flow from Operating Activities	**($3,999,447)**	**$241,652**	**$9,508**	**$15,085**	**($51,418)**	**($2,397)**	**($270,024)**	**($4,057,040)**
INVESTING ACTIVITIES								
Change in Fixed Assets (ex. Depn and Amort)	$0	$0	$190,367	$35,146	$122,908	$8,977	$579,654	$937,052
Change in Investments or Other Non-Current Assets	$0	$0	($37,249)	$0	$75,434	$0	$0	$38,186
Cash Flow from Investing Activities	**$0**	**$0**	**$153,118**	**$35,146**	**$198,342**	**$8,977**	**$579,654**	**$975,237**
FINANCING ACTIVITIES								
Change in Other Equity	$3,999,447	($5,249)	($176)	$0	($170,328)	($14,202)	($22,845)	$3,786,645
Change in Earnings not attributable to Retained Income	$0	$49,393	$7,656	$7,949	$4,440	$12,765	$103,964	$186,166
Change in Other Non-Current Liabilities	$0	$0	($18,222)	($62,322)	$16,544	$0	($415,978)	($479,978)
Cash Flow from Financing Activities	**$3,999,447**	**$44,143**	**($10,743)**	**($54,373)**	**($149,344)**	**($1,437)**	**($334,860)**	**$3,492,833**
Change in Cash & Equivalents	**$0**	**$285,795**	**$151,883**	**($4,142)**	**($2,420)**	**$5,143**	**($25,230)**	**$411,030**
Cash & Equivalents, Opening Balance	$0	$481	$525,129	$16,140	$10,433	$16,137	$35,064	$603,385
Cash & Equivalents, Closing Balance	$0	$286,277	$677,012	$11,999	$8,013	$21,280	$9,835	$1,014,415

6. **Combined Group Monthly Trend - Actuals up to current month then Budget**

PROFIT & LOSS	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Total
Revenue	$407,981	$390,213	$386,429	$367,150	$401,686	$396,173	$490,351	$607,154	$496,741	$471,234	$295,914	$484,454	$5,195,479
Cost of Sales	$69,538	$74,517	$64,939	$65,115	$75,455	$82,020	$92,386	$93,822	$99,870	$78,097	$54,479	$63,931	$914,170
Gross Profit	**$338,443**	**$315,696**	**$321,489**	**$302,035**	**$326,231**	**$314,153**	**$397,964**	**$513,332**	**$396,871**	**$393,137**	**$241,435**	**$420,523**	**$4,281,310**
Expenses	$347,217	$343,198	$348,469	$303,773	$362,845	$346,339	$396,277	$392,394	$440,098	$385,040	$398,488	$381,088	$4,445,227
Operating Profit	**($8,774)**	**($27,502)**	**($26,980)**	**($1,738)**	**($36,615)**	**($32,186)**	**$1,687**	**$120,938**	**($43,226)**	**$8,097**	**($157,053)**	**$39,435**	**($163,917)**
Other Income	($843)	$5,559	$2,597	$472	$1,592	($919)	($549)	$1,912	$2,597	$127	$215	$0	$12,761
Other Expenses	$40,482	$38,521	$38,997	$37,041	$41,043	$39,099	$44,606	$50,105	$44,503	$45,811	$35,332	$61,512	$517,053
Earnings Before Interest & Tax	**($50,100)**	**($60,464)**	**($63,380)**	**($38,306)**	**($76,066)**	**($72,204)**	**($43,468)**	**$72,744**	**($85,132)**	**($37,587)**	**($192,170)**	**($22,077)**	**($668,209)**
Interest Income	$2,991	$5,930	$3,008	$4,633	$6,007	$2,681	$2,833	$6,216	$2,857	$2,879	$6,044	$1,600	$47,682
Interest Expenses	$13,397	$11,531	$8,463	($4,142)	$8,535	$8,355	$8,532	$8,297	$8,230	$8,551	$8,526	$111,549	$199,824
Earnings Before Tax	**($60,506)**	**($66,065)**	**($68,835)**	**($29,531)**	**($78,594)**	**($77,877)**	**($49,167)**	**$70,664**	**($90,505)**	**($43,258)**	**($194,651)**	**($132,026)**	**($820,351)**
Tax Expenses	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$617	$1,028	$1,645
Earnings After Tax	**($60,506)**	**($66,065)**	**($68,835)**	**($29,531)**	**($78,594)**	**($77,877)**	**($49,167)**	**$70,664**	**($90,505)**	**($43,258)**	**($195,268)**	**($133,054)**	**($821,996)**
Dividends	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Net Income	**($60,506)**	**($66,065)**	**($68,835)**	**($29,531)**	**($78,594)**	**($77,877)**	**($49,167)**	**$70,664**	**($90,505)**	**($43,258)**	**($195,268)**	**($133,054)**	**($821,996)**

ER Seychelles

1. ER Seychelles Profit and Loss Actual vs Budget - December 2024

Entrepreneur Resorts Limited

	Dec 2024	Budget (Dec 2024)	This month vs budget ($)	This month vs budget (%)	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)	2024	Budget (YTD)	YTD vs YTD budget ($)	YTD vs YTD budget (%)
Revenue											
Management Fees	$17,374	$23,080	($5,706)	-24.72%	$16,114	$1,260	7.82%	$182,936	$249,376	($66,439)	-26.64%
Cost of Sales											
Cost of Sales	$0	$200	($200)	-100.00%	$0	$0	-	$700	$2,400	($1,700)	-70.83%
Gross Profit	**$17,374**	**$22,880**	**($5,506)**	**-24.06%**	**$16,114**	**$1,260**	**7.82%**	**$182,236**	**$246,976**	**($64,739)**	**-26.21%**
Expenses											
Administration	$33,948	$21,350	$12,598	59.01%	$131,761	($97,813)	-74.23%	$249,863	$289,450	($39,587)	-13.68%
POMEC Expenses	$20	$2,000	($1,980)	-99.00%	$20	$0	0.00%	$26,162	$24,000	$2,162	9.01%
Total Expenses	**$33,968**	**$23,350**	**$10,618**	**45.47%**	**$131,781**	**($97,813)**	**-74.22%**	**$276,025**	**$313,450**	**($37,425)**	**-11.94%**
Operating Profit	**($16,595)**	**($470)**	**($16,124)**	**-3,429.62%**	**($115,667)**	**$99,072**	**85.65%**	**($93,789)**	**($66,474)**	**($27,314)**	**-41.09%**
Other Expenses											
Forex Loss/(Gain)	$0	$0	$0	-	($22,213)	$22,213	100.00%	$695	$0	$695	-
Earnings Before Interest & Tax	**($16,595)**	**($470)**	**($16,124)**	**-3,429.62%**	**($93,454)**	**$76,860**	**82.24%**	**($94,484)**	**($66,474)**	**($28,009)**	**-42.14%**
Interest Expenses											
Interest Expenses	$102,871	$12,500	$90,371	722.96%	$116,054	($13,183)	-11.36%	$110,791	$150,000	($39,209)	-26.14%
Earnings Before Tax	**($119,465)**	**($12,970)**	**($106,495)**	**-821.08%**	**($209,508)**	**$90,043**	**42.98%**	**($205,274)**	**($216,474)**	**$11,200**	**5.17%**
Net Income	**($119,465)**	**($12,970)**	**($106,495)**	**-821.08%**	**($209,508)**	**$90,043**	**42.98%**	**($205,274)**	**($216,474)**	**$11,200**	**5.17%**

2. ER Seychelles Month-by-Month Profit and Loss Actual vs Budget - Current Month + Last 3 months

Entrepreneur Resorts Limited

	Dec 2024	Budget (Dec 2024)	Nov 2024	Budget (Nov 2024)	Oct 2024	Budget (Oct 2024)	Sep 2024	Budget (Sep 2024)
Revenue								
Management Fees	$17,374	$23,080	$10,505	$18,063	$17,444	$23,478	$16,717	$18,998
Cost of Sales								
Cost of Sales	$0	$200	$0	$200	$0	$200	$0	$200
Gross Profit	$17,374	$22,880	$10,505	$17,863	$17,444	$23,278	$16,717	$18,798
Expenses								
Administration	$33,948	$21,350	$14,953	$21,350	$15,486	$21,350	$14,833	$35,350
POMEC Expenses	$20	$2,000	$25,942	$2,000	$20	$2,000	$20	$2,000
Total Expenses	$33,968	$23,350	$40,895	$23,350	$15,506	$23,350	$14,853	$37,350
Operating Profit	($16,595)	($470)	($30,391)	($5,487)	$1,939	($72)	$1,864	($18,552)
Interest Expenses								
Interest Expenses	$102,871	$12,500	$0	$12,500	$0	$12,500	$0	$12,500
Earnings Before Tax	($119,465)	($12,970)	($30,391)	($17,987)	$1,939	($12,572)	$1,864	($31,052)
Net Income	($119,465)	($12,970)	($30,391)	($17,987)	$1,939	($12,572)	$1,864	($31,052)

3. ER Seychelles Balance Sheets - December 2024

Entrepreneur Resorts Limited

	Dec 2024	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)
ASSETS				
Accounts Receivable	$797,782	$861,775	($63,993)	-7.43%
Other Current Assets	$1,935,679	$1,460,126	$475,554	32.57%
Total Current Assets	**$2,733,461**	**$2,321,900**	**$411,561**	**17.73%**
Investments or Other Non-Current Assets	$13,135,405	$13,135,405	$0	0.00%
Total Non-Current Assets	**$13,135,405**	**$13,135,405**	**$0**	**0.00%**
Total Assets	**$15,868,866**	**$15,457,305**	**$411,561**	**2.66%**
LIABILITIES				
Accounts Payable	$221,774	$318,831	($97,057)	-30.44%
Other Current Liabilities	($255,112)	$3,030,443	($3,285,555)	-108.42%
Total Current Liabilities	**($33,338)**	**$3,349,274**	**($3,382,612)**	**-101.00%**
Total Non-Current Liabilities	**$0**	**$0**	**$0**	**-**
Total Liabilities	**($33,338)**	**$3,349,274**	**($3,382,612)**	**-101.00%**
EQUITY				
Retained Earnings	($2,552,105)	($2,228,067)	($324,038)	-14.54%
Current Earnings	($205,274)	($324,038)	$118,764	36.65%
Other Equity	$18,659,584	$14,660,136	$3,999,447	27.28%
Total Equity	**$15,902,205**	**$12,108,032**	**$3,794,173**	**31.34%**
Total Liabilities & Equity	**$15,868,866**	**$15,457,305**	**$411,561**	**2.66%**

4.   ER Seychelles Cash Flow Statements - December 2024

Entrepreneur Resorts Limited

	Dec 2024	Dec 2023	This month vs same month LY ($)	2024	YTD last year	YTD vs LY YTD ($)
OPERATING ACTIVITIES						
Net Income	($119,465)	($209,508)	$90,043	($205,274)	($324,038)	$118,764
Change in Accounts Payable	($58,189)	$14,491	($72,679)	($97,057)	$70,750	($167,807)
Change in Other Current Liabilities	$114,043	$224,578	($110,535)	($3,285,555)	$2,805,817	($6,091,371)
Change in Accounts Receivable	$103,057	($16,114)	$119,171	$63,993	($152,282)	$216,275
Change in Other Current Assets	($39,447)	($13,446)	($26,000)	($475,554)	($2,400,246)	$1,924,692
Cash Flow from Operating Activities	$0	$0	$0	($3,999,447)	$0	($3,999,447)
INVESTING ACTIVITIES						
Cash Flow from Investing Activities	$0	$0	$0	$0	$0	$0
FINANCING ACTIVITIES						
Change in Other Equity	$0	$0	$0	$3,999,447	$0	$3,999,447
Cash Flow from Financing Activities	$0	$0	$0	$3,999,447	$0	$3,999,447
Change in Cash & Equivalents	$0	$0	$0	$0	$0	$0
Cash & Equivalents, Opening Balance	$0	$0	$0	$0	$0	$0
Cash & Equivalents, Closing Balance	$0	$0	$0	$0	$0	$0

ER Singapore

1. **ER Singapore Profit and Loss Actual vs Budget - December 2024**

Entrepreneur Resorts Pte Ltd

	Dec 2024	Budget (Dec 2024)	This month vs budget ($)	This month vs budget (%)	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)	2024	Budget (YTD)	YTD vs YTD budget ($)	YTD vs YTD budget (%)
Revenue											
Other Operating Income	$7	$0	$7	-	$0	$7	-	$1,686	$0	$1,686	-
Management Fees	$3,084	$6,557	($3,473)	-52.96%	$3,318	($234)	-7.06%	$50,853	$87,395	($36,542)	-41.81%
Total Revenue	**$3,091**	**$6,557**	**($3,466)**	**-52.86%**	**$3,318**	**($228)**	**-6.86%**	**$52,538**	**$87,395**	**($34,856)**	**-39.88%**
Cost of Sales											
Cost of Sales	$128	$666	($538)	-80.75%	$313	($184)	-59.00%	$2,358	$8,083	($5,725)	-70.83%
Gross Profit	**$2,962**	**$5,891**	**($2,928)**	**-49.71%**	**$3,006**	**($43)**	**-1.44%**	**$50,181**	**$79,312**	**($29,131)**	**-36.73%**
Expenses											
Administration	$8,299	$8,922	($623)	-6.98%	$16,009	($7,709)	-48.16%	$97,284	$107,231	($9,947)	-9.28%
Operating Profit	**($5,337)**	**($3,031)**	**($2,306)**	**-76.06%**	**($13,003)**	**$7,666**	**58.96%**	**($47,104)**	**($27,920)**	**($19,184)**	**-68.71%**
Other Expenses											
Depreciation Expenses	$0	$37	($37)	-100.00%	$38	($38)	-100.00%	$1	$449	($448)	-99.80%
Forex Loss/(Gain)	$0	$0	$0	-	$4,453	($4,453)	-100.00%	$2,222	$0	$2,222	-
Earnings Before Interest & Tax	**($5,337)**	**($3,068)**	**($2,269)**	**-73.94%**	**($17,494)**	**$12,157**	**69.49%**	**($49,327)**	**($28,369)**	**($20,958)**	**-73.88%**
Interest Expenses											
Interest Expenses	$0	$0	$0	-	($229)	$229	100.00%	$117	$0	$117	-
Earnings Before Tax	**($5,337)**	**($3,068)**	**($2,269)**	**-73.94%**	**($17,265)**	**$11,928**	**69.09%**	**($49,444)**	**($28,369)**	**($21,075)**	**-74.29%**
Net Income	**($5,337)**	**($3,068)**	**($2,269)**	**-73.94%**	**($17,265)**	**$11,928**	**69.09%**	**($49,444)**	**($28,369)**	**($21,075)**	**-74.29%**

2. **ER Singapore Month-by-Month Profit and Loss Actual vs Budget - Current Month + Last 3 months**

Entrepreneur Resorts Pte Ltd

	Dec 2024	Budget (Dec 2024)	Nov 2024	Budget (Nov 2024)	Oct 2024	Budget (Oct 2024)	Sep 2024	Budget (Sep 2024)
Revenue								
Other Operating Income	$7	$0	$0	$0	$0	$0	$102	$0
Management Fees	$3,084	$6,557	$3,201	$5,209	$4,173	$16,303	$5,008	$6,404
Total Revenue	**$3,091**	**$6,557**	**$3,201**	**$5,209**	**$4,173**	**$16,303**	**$5,110**	**$6,404**
Cost of Sales								
Cost of Sales	$128	$666	$109	$674	$112	$687	$12	$695
Gross Profit	**$2,962**	**$5,891**	**$3,092**	**$4,535**	**$4,061**	**$15,616**	**$5,098**	**$5,709**
Expenses								
Administration	$8,299	$8,922	$7,777	$9,018	$8,104	$9,194	$8,601	$9,301
Operating Profit	**($5,337)**	**($3,031)**	**($4,686)**	**($4,483)**	**($4,043)**	**$6,422**	**($3,502)**	**($3,591)**
Other Expenses								
Depreciation Expenses	$0	$37	$0	$37	$0	$38	$0	$39
Forex Loss/(Gain)	$0	$0	$0	$0	$1,503	$0	$0	$0
Earnings Before Interest & Tax	**($5,337)**	**($3,068)**	**($4,686)**	**($4,520)**	**($5,546)**	**$6,384**	**($3,502)**	**($3,630)**
Interest Expenses								
Interest Expenses	$0	$0	$36	$0	$69	$0	$13	$0
Earnings Before Tax	**($5,337)**	**($3,068)**	**($4,721)**	**($4,520)**	**($5,615)**	**$6,384**	**($3,515)**	**($3,630)**
Net Income	**($5,337)**	**($3,068)**	**($4,721)**	**($4,520)**	**($5,615)**	**$6,384**	**($3,515)**	**($3,630)**

3. ER Singapore Balance Sheets - December 2024

Entrepreneur Resorts Pte Ltd

	Dec 2024	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)
ASSETS				
Cash & Equivalents	$286,277	$481	$285,795	59,366.34%
Accounts Receivable	$47,284	$65,055	($17,771)	-27.32%
Other Current Assets	$803,597	$815,598	($12,001)	-1.47%
Total Current Assets	**$1,137,158**	**$881,134**	**$256,024**	**29.06%**
Fixed Assets	$0	$0	$0	0.00%
Total Non-Current Assets	**$0**	**$0**	**$0**	**0.00%**
Total Assets	**$1,137,158**	**$881,134**	**$256,024**	**29.06%**
LIABILITIES				
Accounts Payable	$33,538	$43,285	($9,748)	-22.52%
Other Current Liabilities	$2,353,433	$2,082,361	$271,072	13.02%
Total Current Liabilities	**$2,386,970**	**$2,125,646**	**$261,324**	**12.29%**
Total Non-Current Liabilities	**$0**	**$0**	**$0**	**-**
Total Liabilities	**$2,386,970**	**$2,125,646**	**$261,324**	**12.29%**
EQUITY				
Retained Earnings	($1,347,732)	($1,375,782)	$28,050	2.04%
Current Earnings	($48,403)	($20,301)	($28,101)	-138.42%
Other Equity	$146,322	$151,571	($5,249)	-3.46%
Total Equity	**($1,249,813)**	**($1,244,512)**	**($5,301)**	**-0.43%**
Total Liabilities & Equity	**$1,137,158**	**$881,134**	**$256,024**	**29.06%**

4. ER Singapore Cash Flow Statements - December 2024

Entrepreneur Resorts Pte Ltd

	Dec 2024	Dec 2023	This month vs same month LY ($)	2024	YTD last year	YTD vs LY YTD ($)
OPERATING ACTIVITIES						
Net Income	($5,337)	($17,265)	$11,928	($49,444)	($20,270)	($29,174)
Change in Accounts Payable	($579)	$1,505	($2,084)	($9,748)	$4,832	($14,580)
Change in Other Current Liabilities	($53,427)	$212,378	($265,805)	$271,072	$443,026	($171,954)
Change in Accounts Receivable	($2,138)	($4,051)	$1,913	$17,771	$285	$17,485
Change in Other Current Assets	$5,328	($207,683)	$213,012	$12,001	($526,711)	$538,712
Cash Flow from Operating Activities	**($56,153)**	**($15,116)**	**($41,036)**	**$241,652**	**($98,838)**	**$340,490**
INVESTING ACTIVITIES						
Change in Fixed Assets (ex. Depn and Amort)	$0	$38	($38)	$0	$453	($453)
Cash Flow from Investing Activities	**$0**	**$38**	**($38)**	**$0**	**$453**	**($453)**
FINANCING ACTIVITIES						
Change in Other Equity	($3,011)	$1,985	($4,997)	($5,249)	$2,381	($7,631)
Change in Earnings not attributable to Retained Income	$28,687	($18,213)	$46,900	$49,393	($21,645)	$71,037
Cash Flow from Financing Activities	**$25,676**	**($16,227)**	**$41,903**	**$44,143**	**($19,264)**	**$63,407**
Change in Cash & Equivalents	**($30,477)**	**($31,306)**	**$829**	**$285,795**	**($117,649)**	**$403,444**
Cash & Equivalents, Opening Balance	$316,754	$31,787	$284,967	$481	$118,130	($117,649)
Cash & Equivalents, Closing Balance	$286,277	$481	$285,795	$286,277	$481	$285,795

Tau Game Lodge

1. **Tau Game Lodge Profit and Loss Actual vs Budget - December 2024**

Tau Game Lodge (Pty) Ltd

	Dec 2024	Budget (Dec 2024)	This month vs budget ($)	This month vs budget (%)	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)	2024	Budget (YTD)	YTD vs YTD budget ($)	YTD vs YTD budget (%)
Revenue											
Food & Beverage	$8,991	$10,452	($1,461)	-13.98%	$8,270	$722	8.73%	$94,679	$119,249	($24,570)	-20.60%
Accommodation	$206,435	$198,549	$7,886	3.97%	$155,058	$51,377	33.13%	$1,720,199	$1,889,892	($169,693)	-8.98%
Other Operating Income	$46,173	$43,708	$2,465	5.64%	$40,478	$5,696	14.07%	$457,649	$497,485	($39,836)	-8.01%
Events & Programs	$33,134	$44,291	($11,157)	-25.19%	$29,141	$3,993	13.70%	$388,404	$504,431	($116,027)	-23.00%
Total Revenue	**$294,733**	**$297,000**	**($2,267)**	**-0.76%**	**$232,946**	**$61,787**	**26.52%**	**$2,660,931**	**$3,011,057**	**($350,126)**	**-11.63%**
Cost of Sales											
Cost of Sales	$19,226	$27,877	($8,650)	-31.03%	$30,649	($11,422)	-37.27%	$299,385	$318,159	($18,774)	-5.90%
Gross Profit	**$275,507**	**$269,123**	**$6,384**	**2.37%**	**$202,297**	**$73,210**	**36.19%**	**$2,361,546**	**$2,692,898**	**($331,352)**	**-12.30%**
Gross Profit Margin (%)	**93.48%**	**90.61%**	**2.87%**	**3.17%**	**86.84%**	**6.64%**	**7.65%**	**88.75%**	**89.43%**	**-0.68%**	**-0.76%**
Expenses											
Accommodation Expenses	$5,366	$8,623	($3,257)	-37.77%	$5,466	($100)	-1.83%	$61,288	$67,989	($6,702)	-9.86%
Administration	$117,054	$125,348	($8,293)	-6.62%	$160,658	($43,604)	-27.14%	$1,278,734	$1,332,602	($53,868)	-4.04%
Food and Beverage Expense	$0	$658	($658)	-100.00%	$476	($476)	-100.00%	$1,265	$1,267	($2)	-0.15%
Miscellaneous Other Expenses	$0	$0	$0	-	$86,877	($86,877)	-100.00%	$0	$0	$0	-
POMEC Expenses	$69,758	$74,916	($5,158)	-6.88%	$57,123	$12,635	22.12%	$787,615	$832,088	($44,473)	-5.34%
Total Expenses	**$192,179**	**$209,545**	**($17,366)**	**-8.29%**	**$310,600**	**($118,422)**	**-38.13%**	**$2,128,902**	**$2,233,947**	**($105,045)**	**-4.70%**
Operating Profit	**$83,328**	**$59,578**	**$23,750**	**39.86%**	**($108,303)**	**$191,631**	**176.94%**	**$232,643**	**$458,951**	**($226,307)**	**-49.31%**
Operating Profit Margin (%)	**28.27%**	**20.06%**	**8.21%**	**40.93%**	**-46.49%**	**74.76%**	**160.81%**	**8.74%**	**15.24%**	**-6.50%**	**-42.65%**
Other Income											
Other Income	$0	$0	$0	-	$8,803	($8,803)	-100.00%	$12,761	$0	$12,761	-

Tau Game Lodge (Pty) Ltd

	Dec 2024	Budget (Dec 2024)	This month vs budget ($)	This month vs budget (%)	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)	2024	Budget (YTD)	YTD vs YTD budget ($)	YTD vs YTD budget (%)
Other Expenses											
Depreciation Expenses	$14,922	$15,444	($522)	-3.38%	$15,068	($146)	-0.97%	$177,841	$184,515	($6,674)	-3.62%
Management Fees	$5,474	$14,866	($9,392)	-63.18%	$15,623	($10,149)	-64.96%	$31,789	$150,744	($118,954)	-78.91%
Forex Loss/(Gain)	$57,385	$0	$57,385	-	$161,944	($104,559)	-64.57%	$57,385	$0	$57,385	-
Earnings Before Interest & Tax	**$5,547**	**$29,268**	**($23,721)**	**-81.05%**	**($292,134)**	**$297,681**	**101.90%**	**($21,611)**	**$123,692**	**($145,302)**	**-117.47%**
Interest Income											
Interest Income	$1,583	($2,741)	$4,325	157.75%	$5,127	($3,544)	-69.12%	$47,333	($45,918)	$93,251	203.08%
Interest Expenses											
Interest Expenses	$8,677	$0	$8,677	-	$2,942	$5,735	194.91%	$88,908	$0	$88,908	-
Earnings Before Tax	**($1,547)**	**$26,526**	**($28,073)**	**-105.83%**	**($289,950)**	**$288,403**	**99.47%**	**($63,186)**	**$77,774**	**($140,960)**	**-181.24%**
Tax Expenses											
Tax Expenses	$0	$0	$0	-	($557,059)	$557,059	100.00%	$0	$0	$0	-
Earnings After Tax	**($1,547)**	**$26,526**	**($28,073)**	**-105.83%**	**$267,109**	**($268,656)**	**-100.58%**	**($63,186)**	**$77,774**	**($140,960)**	**-181.24%**
Net Income	**($1,547)**	**$26,526**	**($28,073)**	**-105.83%**	**$267,109**	**($268,656)**	**-100.58%**	**($63,186)**	**$77,774**	**($140,960)**	**-181.24%**
Net Income Margin (%)	**-0.52%**	**8.93%**	**-9.45%**	**-105.82%**	**114.67%**	**-115.19%**	**-100.45%**	**-2.37%**	**2.58%**	**-4.95%**	**-191.86%**

2. **Tau Game Lodge Month-by-Month Profit and Loss Actual vs Budget - Current Month + Last 3 months**

Tau Game Lodge (Pty) Ltd

	Dec 2024	Budget (Dec 2024)	Nov 2024	Budget (Nov 2024)	Oct 2024	Budget (Oct 2024)	Sep 2024	Budget (Sep 2024)
Revenue								
Food & Beverage	$8,991	$10,452	$6,362	$8,035	$11,410	$11,862	$9,144	$9,536
Accommodation	$206,435	$198,549	$92,616	$132,539	$182,448	$209,735	$147,687	$137,059
Other Operating Income	$46,173	$43,708	$25,157	$33,689	$45,322	$49,091	$41,125	$39,699
Events & Programs	$33,134	$44,291	$21,402	$33,930	$37,714	$50,093	$36,654	$40,248
Total Revenue	**$294,733**	**$297,000**	**$145,538**	**$208,194**	**$276,894**	**$320,781**	**$234,610**	**$226,542**
Cost of Sales								
Cost of Sales	$19,226	$27,877	$16,063	$21,483	$30,193	$31,616	$48,870	$25,460
Gross Profit	**$275,507**	**$269,123**	**$129,475**	**$186,711**	**$246,701**	**$289,165**	**$185,741**	**$201,081**
Gross Profit Margin (%)	**93.48%**	**90.61%**	**88.96%**	**89.68%**	**89.10%**	**90.14%**	**79.17%**	**88.76%**
Expenses								
Accommodation Expenses	$5,366	$8,623	$5,180	$4,476	$5,872	$6,813	$4,627	$3,317
Administration	$117,054	$125,348	$110,178	$102,831	$123,633	$122,439	$118,040	$98,154
Food and Beverage Expense	$0	$658	$640	$0	$0	$0	$0	$0
POMEC Expenses	$69,758	$74,916	$72,807	$56,651	$76,809	$102,262	$111,872	$43,090
Total Expenses	**$192,179**	**$209,545**	**$188,804**	**$163,958**	**$206,314**	**$231,514**	**$234,539**	**$144,561**
Operating Profit	**$83,328**	**$59,578**	**($59,330)**	**$22,753**	**$40,387**	**$57,651**	**($48,799)**	**$56,520**
Operating Profit Margin (%)	**28.27%**	**20.06%**	**-40.77%**	**10.93%**	**14.59%**	**17.97%**	**-20.80%**	**24.95%**
Other Income								
Other Income	$0	$0	$215	$0	$127	$0	$2,597	$0
Other Expenses								
Depreciation Expenses	$14,922	$15,444	$14,509	$15,686	$15,120	$16,031	$14,793	$16,013
Management Fees	$5,474	$14,866	($1,256)	$10,426	$5,359	$16,056	$3,518	$11,344
Forex Loss/(Gain)	$57,385	$0	$0	$0	$0	$0	$0	$0
Earnings Before Interest & Tax	**$5,547**	**$29,268**	**($72,368)**	**($3,359)**	**$20,035**	**$25,564**	**($64,512)**	**$29,164**

Tau Game Lodge (Pty) Ltd

	Dec 2024	Budget (Dec 2024)	Nov 2024	Budget (Nov 2024)	Oct 2024	Budget (Oct 2024)	Sep 2024	Budget (Sep 2024)
Interest Income								
Interest Income	$1,583	($2,741)	$6,019	($6,125)	$2,834	($2,846)	$2,810	($6,253)
Interest Expenses								
Interest Expenses	$8,677	$0	$8,490	$0	$8,482	$0	$8,217	$0
Earnings Before Tax	($1,547)	$26,526	($74,838)	($9,484)	$14,387	$22,719	($69,919)	$22,911
Net Income	($1,547)	$26,526	($74,838)	($9,484)	$14,387	$22,719	($69,919)	$22,911
Net Income Margin (%)	-0.52%	8.93%	-51.42%	-4.56%	5.20%	7.08%	-29.80%	10.11%

3. **Tau Game Lodge Balance Sheets - December 2024**

Tau Game Lodge (Pty) Ltd

	Dec 2024	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)
ASSETS				
Cash & Equivalents	$677,012	$525,129	$151,883	28.92%
Inventory	$104,539	$109,827	($5,288)	-4.82%
Other Current Assets	$3,045	($41,216)	$44,261	107.39%
Total Current Assets	**$784,596**	**$593,740**	**$190,856**	**32.14%**
Fixed Assets	$2,355,106	$2,545,473	($190,367)	-7.48%
Investments or Other Non-Current Assets	$203,412	$166,163	$37,249	22.42%
Total Non-Current Assets	**$2,558,518**	**$2,711,636**	**($153,118)**	**-5.65%**
Total Assets	**$3,343,114**	**$3,305,376**	**$37,737**	**1.14%**
LIABILITIES				
Accounts Payable	$131,234	$100,640	$30,595	30.40%
Other Current Liabilities	$1,078,497	$997,426	$81,071	8.13%
Total Current Liabilities	**$1,209,731**	**$1,098,066**	**$111,666**	**10.17%**
Other Non-Current Liabilities	$2,281,848	$2,300,071	($18,222)	-0.79%
Total Non-Current Liabilities	**$2,281,848**	**$2,300,071**	**($18,222)**	**-0.79%**
Total Liabilities	**$3,491,580**	**$3,398,136**	**$93,443**	**2.75%**
EQUITY				
Retained Earnings	($95,130)	($745,649)	$650,518	87.24%
Current Earnings	($58,674)	$647,374	($706,048)	-109.06%
Other Equity	$5,339	$5,515	($176)	-3.20%
Total Equity	**($148,466)**	**($92,760)**	**($55,706)**	**-60.05%**
Total Liabilities & Equity	**$3,343,114**	**$3,305,376**	**$37,737**	**1.14%**

4. **Tau Game Lodge Cash Flow Statements - December 2024**

Tau Game Lodge (Pty) Ltd

	Dec 2024	Dec 2023	This month vs same month LY ($)	2024	YTD last year	YTD vs LY YTD ($)
OPERATING ACTIVITIES						
Net Income	($1,547)	$267,109	($268,656)	($63,186)	$673,255	($736,441)
Change in Accounts Payable	$3,878	($1,889)	$5,768	$30,595	($39,175)	$69,770
Change in Other Current Liabilities	($27,860)	($477,856)	$449,996	$81,071	($915,666)	$996,737
Change in Inventory	$9,237	($11,166)	$20,403	$5,288	($50,333)	$55,622
Change in Other Current Assets	($74,062)	($19,466)	($54,596)	($44,261)	$101,593	($145,854)
Cash Flow from Operating Activities	**($90,354)**	**($243,269)**	**$152,915**	**$9,508**	**($230,327)**	**$239,835**
INVESTING ACTIVITIES						
Change in Fixed Assets (ex. Depn and Amort)	$120,096	($63,975)	$184,071	$190,367	$2,051,501	($1,861,134)
Change in Investments or Other Non-Current Assets	($11,613)	$57,447	($69,060)	($37,249)	($161,304)	$124,055
Cash Flow from Investing Activities	**$108,483**	**($6,528)**	**$115,011**	**$153,118**	**$1,890,197**	**($1,737,079)**
FINANCING ACTIVITIES						
Change in Other Equity	($248)	$164	($413)	($176)	($412)	$236
Change in Earnings not attributable to Retained Income	$7,133	($6,666)	$13,798	$7,656	($1,783,079)	$1,790,735
Change in Other Non-Current Liabilities	($48,099)	$228,270	($276,370)	($18,222)	$4,990	($23,212)
Cash Flow from Financing Activities	**($41,215)**	**$221,769**	**($262,984)**	**($10,743)**	**($1,778,501)**	**$1,767,758**
Change in Cash & Equivalents	**($23,085)**	**($28,028)**	**$4,943**	**$151,883**	**($118,631)**	**$270,514**
Cash & Equivalents, Opening Balance	$700,097	$553,156	$146,941	$525,129	$643,760	($118,631)
Cash & Equivalents, Closing Balance	$677,012	$525,129	$151,883	$677,012	$525,129	$151,883

Matla Game Lodge

1. Matla Game Lodge Profit and Loss Actual vs Budget - December 2024

Matla Game Lodge (Pty) Ltd

	Dec 2024	Budget (Dec 2024)	This month vs budget ($)	This month vs budget (%)	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)	2024	Budget (YTD)	YTD vs YTD budget ($)	YTD vs YTD budget (%)
Revenue											
Accommodation	$27,290	$13,707	$13,583	99.09%	$8,893	$18,397	206.88%	$168,669	$190,240	($21,571)	-11.34%
Other Operating Income	$347	$0	$347	-	$266	$81	30.34%	$347	$0	$347	-
Total Revenue	**$27,637**	**$13,707**	**$13,930**	**101.63%**	**$9,159**	**$18,478**	**201.74%**	**$169,017**	**$190,240**	**($21,223)**	**-11.16%**
Cost of Sales											
Cost of Sales	$2,526	$1,601	$925	57.77%	$753	$1,773	235.61%	$14,060	$21,979	($7,919)	-36.03%
Gross Profit	**$25,112**	**$12,106**	**$13,005**	**107.43%**	**$8,407**	**$16,705**	**198.71%**	**$154,957**	**$168,261**	**($13,304)**	**-7.91%**
Gross Profit Margin (%)	**90.86%**	**88.32%**	**2.54%**	**2.88%**	**91.78%**	**-0.92%**	**-1.00%**	**91.68%**	**88.45%**	**3.23%**	**3.65%**
Expenses											
Accommodation Expenses	$239	$237	$2	0.87%	$58	$181	310.78%	$1,418	$1,815	($397)	-21.85%
Administration	$5,419	$5,059	$359	7.10%	$6,344	($925)	-14.58%	$63,639	$65,542	($1,904)	-2.90%
POMEC Expenses	$4,610	$6,678	($2,068)	-30.97%	$2,899	$1,711	59.02%	$53,424	$79,506	($26,081)	-32.80%
Total Expenses	**$10,267**	**$11,974**	**($1,706)**	**-14.25%**	**$9,301**	**$967**	**10.39%**	**$118,481**	**$146,863**	**($28,382)**	**-19.33%**
Operating Profit	**$14,844**	**$132**	**$14,712**	**11,112.48%**	**($894)**	**$15,738**	**1,760.00%**	**$36,476**	**$21,398**	**$15,078**	**70.46%**
Operating Profit Margin (%)	**53.71%**	**0.97%**	**52.74%**	**5,437.11%**	**-9.76%**	**63.47%**	**650.31%**	**21.58%**	**11.25%**	**10.33%**	**91.82%**
Other Expenses											
Depreciation Expenses	$517	$793	($276)	-34.81%	$531	($14)	-2.64%	$6,130	$9,215	($3,085)	-33.48%
Management Fees	$0	$822	($822)	-100.00%	($1,193)	$1,193	100.00%	$0	$9,026	($9,026)	-100.00%
Forex Loss/(Gain)	($37,197)	$0	($37,197)	-	$43,235	($80,432)	-186.03%	($37,197)	$0	($37,197)	-
Earnings Before Interest & Tax	**$51,524**	**($1,483)**	**$53,007**	**3,573.43%**	**($43,467)**	**$94,991**	**218.54%**	**$67,543**	**$3,158**	**$64,385**	**2,038.92%**
Interest Income											
Interest Income	$0	$0	$0	-	$65	($65)	-100.00%	$0	$0	$0	-

Matla Game Lodge (Pty) Ltd

	Dec 2024	Budget (Dec 2024)	This month vs budget ($)	This month vs budget (%)	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)	2024	Budget (YTD)	YTD vs YTD budget ($)	YTD vs YTD budget (%)
Interest Expenses											
Interest Expenses	$2	$0	$2	-	$0	$2	-	$7	$0	$7	-
Earnings Before Tax	$51,522	($1,483)	$53,006	3,573.32%	($43,402)	$94,924	218.71%	$67,536	$3,158	$64,378	2,038.69%
Tax Expenses											
Tax Expenses	$0	$0	$0	-	($23,518)	$23,518	100.00%	$0	$0	$0	-
Earnings After Tax	$51,522	($1,483)	$53,006	3,573.32%	($19,884)	$71,406	359.12%	$67,536	$3,158	$64,378	2,038.69%
Net Income	$51,522	($1,483)	$53,006	3,573.32%	($19,884)	$71,406	359.12%	$67,536	$3,158	$64,378	2,038.69%
Net Income Margin (%)	186.42%	-10.82%	197.24%	1,822.92%	-217.09%	403.51%	185.87%	39.96%	1.66%	38.30%	2,307.23%

2. **Matla Game Lodge Month-by-Month Profit and Loss Actual vs Budget - Current Month + Last 3 months**

Matla Game Lodge (Pty) Ltd

	Dec 2024	Budget (Dec 2024)	Nov 2024	Budget (Nov 2024)	Oct 2024	Budget (Oct 2024)	Sep 2024	Budget (Sep 2024)
Revenue								
Accommodation	$27,290	$13,707	$0	$15,903	$6,647	$10,562	$25,474	$10,550
Other Operating Income	$347	$0	$0	$0	$0	$0	$0	$0
Total Revenue	**$27,637**	**$13,707**	**$0**	**$15,903**	**$6,647**	**$10,562**	**$25,474**	**$10,550**
Cost of Sales								
Cost of Sales	$2,526	$1,601	$32	$1,854	$577	$1,240	$1,703	$1,239
Gross Profit	**$25,112**	**$12,106**	**($32)**	**$14,049**	**$6,070**	**$9,322**	**$23,771**	**$9,311**
Gross Profit Margin (%)	**90.86%**	**88.32%**	**-**	**88.34%**	**91.32%**	**88.26%**	**93.31%**	**88.26%**
Expenses								
Accommodation Expenses	$239	$237	$28	$101	$78	$104	$90	$246
Administration	$5,419	$5,059	$5,373	$5,138	$8,388	$5,559	$5,465	$5,245
POMEC Expenses	$4,610	$6,678	$5,488	$8,425	$5,057	$7,135	$4,785	$7,863
Total Expenses	**$10,267**	**$11,974**	**$10,888**	**$13,665**	**$13,523**	**$12,798**	**$10,340**	**$13,354**
Operating Profit	**$14,844**	**$132**	**($10,921)**	**$385**	**($7,453)**	**($3,476)**	**$13,430**	**($4,043)**
Operating Profit Margin (%)	**53.71%**	**0.97%**	**-**	**2.42%**	**-112.13%**	**-32.91%**	**52.72%**	**-38.33%**
Other Expenses								
Depreciation Expenses	$517	$793	$423	$806	$493	$823	$564	$823
Management Fees	$0	$822	$0	$835	$0	$854	$0	$853
Forex Loss/(Gain)	($37,197)	$0	$0	$0	$0	$0	$0	$0
Earnings Before Interest & Tax	**$51,524**	**($1,483)**	**($11,344)**	**($1,257)**	**($7,946)**	**($5,153)**	**$12,866**	**($5,719)**
Interest Expenses								
Interest Expenses	$2	$0	$1	$0	$0	$0	$0	$0
Earnings Before Tax	**$51,522**	**($1,483)**	**($11,345)**	**($1,257)**	**($7,946)**	**($5,153)**	**$12,866**	**($5,719)**
Net Income	**$51,522**	**($1,483)**	**($11,345)**	**($1,257)**	**($7,946)**	**($5,153)**	**$12,866**	**($5,719)**
Net Income Margin (%)	**186.42%**	**-10.82%**	**-**	**-7.90%**	**-119.55%**	**-48.79%**	**50.51%**	**-54.21%**

3. Matla Game Lodge Balance Sheets - December 2024

Matla Game Lodge (Pty) Ltd

	Dec 2024	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)
ASSETS				
Cash & Equivalents	$11,999	$16,140	($4,142)	-25.66%
Inventory	$3,556	$3,371	$185	5.49%
Other Current Assets	$37,878	($9,568)	$47,446	495.89%
Total Current Assets	**$53,432**	**$9,943**	**$43,489**	**437.37%**
Fixed Assets	$923,619	$958,766	($35,146)	-3.67%
Total Non-Current Assets	**$923,619**	**$958,766**	**($35,146)**	**-3.67%**
Total Assets	**$977,052**	**$968,709**	**$8,343**	**0.86%**
LIABILITIES				
Other Current Liabilities	$450,187	$455,007	($4,820)	-1.06%
Total Current Liabilities	**$450,187**	**$455,007**	**($4,820)**	**-1.06%**
Other Non-Current Liabilities	$763,567	$825,889	($62,322)	-7.55%
Total Non-Current Liabilities	**$763,567**	**$825,889**	**($62,322)**	**-7.55%**
Total Liabilities	**$1,213,754**	**$1,280,896**	**($67,142)**	**-5.24%**
EQUITY				
Retained Earnings	($302,203)	($193,617)	($108,586)	-56.08%
Current Earnings	$65,495	($118,576)	$184,071	155.23%
Other Equity	$5	$5	$0	-3.29%
Total Equity	**($236,703)**	**($312,187)**	**$75,485**	**24.18%**
Total Liabilities & Equity	**$977,052**	**$968,709**	**$8,342**	**0.86%**

4. **Matla Game Lodge Cash Flow Statements - December 2024**

Matla Game Lodge (Pty) Ltd

	Dec 2024	Dec 2023	This month vs same month LY ($)	2024	YTD last year	YTD vs LY YTD ($)
OPERATING ACTIVITIES						
Net Income	$51,522	($19,884)	$71,406	$67,536	($117,467)	$185,003
Change in Other Current Liabilities	($21,436)	($9,786)	($11,650)	($4,820)	$92,125	($96,945)
Change in Inventory	($193)	($476)	$283	($185)	($797)	$612
Change in Other Current Assets	($19,147)	$2,851	($21,997)	($47,446)	$7,537	($54,982)
Cash Flow from Operating Activities	**$10,747**	**($27,295)**	**$38,042**	**$15,085**	**($18,603)**	**$33,688**
INVESTING ACTIVITIES						
Change in Fixed Assets (ex. Depn and Amort)	$43,361	($28,068)	$71,429	$35,146	($75,903)	$111,049
Cash Flow from Investing Activities	**$43,361**	**($28,068)**	**$71,429**	**$35,146**	**($75,903)**	**$111,049**
FINANCING ACTIVITIES						
Change in Other Equity	$0	$0	$0	$0	$0	$0
Change in Earnings not attributable to Retained Income	$11,508	($9,009)	$20,517	$7,949	$116,016	($108,067)
Change in Other Non-Current Liabilities	($73,050)	$67,260	($140,310)	($62,322)	($17,264)	($45,058)
Cash Flow from Financing Activities	**($61,542)**	**$58,251**	**($119,793)**	**($54,373)**	**$98,752**	**($153,125)**
Change in Cash & Equivalents	**($7,434)**	**$2,889**	**($10,322)**	**($4,142)**	**$4,247**	**($8,388)**
Cash & Equivalents, Opening Balance	$19,432	$13,251	$6,181	$16,140	$11,894	$4,247
Cash & Equivalents, Closing Balance	$11,999	$16,140	($4,142)	$11,999	$16,140	($4,142)

Vision Villa

1. Vision Villa Profit and Loss Actual vs Budget - December 2024

Vision Villa Resort

	Dec 2024	Budget (Dec 2024)	This month vs budget ($)	This month vs budget (%)	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)	2024	Budget (YTD)	YTD vs YTD budget ($)	YTD vs YTD budget (%)
Revenue											
Food & Beverage	$5,036	$5,157	($121)	-2.35%	$3,132	$1,904	60.77%	$62,327	$82,742	($20,415)	-24.67%
Accommodation	$7,753	$12,561	($4,809)	-38.28%	$6,819	$934	13.69%	$113,111	$153,956	($40,846)	-26.53%
Other Operating Income	$575	$2,972	($2,397)	-80.65%	$653	($78)	-11.93%	$46,586	$237,625	($191,039)	-80.39%
Events & Programs	$4,459	$4,555	($95)	-2.09%	$4,028	$432	10.71%	$53,537	$72,610	($19,073)	-26.27%
Total Revenue	**$17,823**	**$25,245**	**($7,422)**	**-29.40%**	**$14,632**	**$3,191**	**21.81%**	**$275,561**	**$546,934**	**($271,373)**	**-49.62%**
Cost of Sales											
Cost of Sales	$2,738	$3,552	($814)	-22.92%	$2,397	$341	14.22%	$52,562	$175,774	($123,212)	-70.10%
Gross Profit	**$15,085**	**$21,693**	**($6,608)**	**-30.46%**	**$12,235**	**$2,850**	**23.30%**	**$223,000**	**$371,160**	**($148,160)**	**-39.92%**
Gross Profit Margin (%)	**84.64%**	**85.93%**	**-1.29%**	**-1.50%**	**83.62%**	**1.02%**	**1.22%**	**80.93%**	**67.86%**	**13.07%**	**19.26%**
Expenses											
Accommodation Expenses	$56	$112	($56)	-50.00%	$91	($35)	-38.48%	$577	$1,580	($1,003)	-63.48%
Administration	$17,614	$19,162	($1,547)	-8.08%	$3,632	$13,983	385.01%	$211,684	$262,768	($51,084)	-19.44%
POMEC Expenses	$373	$0	$373	-	$0	$373	-	$1,907	$3,836	($1,929)	-50.29%
Total Expenses	**$18,043**	**$19,273**	**($1,230)**	**-6.38%**	**$3,722**	**$14,321**	**384.71%**	**$214,168**	**$268,184**	**($54,015)**	**-20.14%**
Operating Profit	**($2,958)**	**$2,420**	**($5,378)**	**-222.27%**	**$8,512**	**($11,470)**	**-134.75%**	**$8,831**	**$102,976**	**($94,145)**	**-91.42%**
Operating Profit Margin (%)	**-16.60%**	**9.58%**	**-26.18%**	**-273.28%**	**58.18%**	**-74.78%**	**-128.53%**	**3.20%**	**18.83%**	**-15.63%**	**-83.01%**
Other Expenses											
Depreciation Expenses	$999	$1,162	($164)	-14.07%	$1,014	($15)	-1.52%	$11,519	$14,142	($2,623)	-18.55%
Management Fees	$891	$1,262	($371)	-29.40%	$2,621	($1,730)	-66.00%	$13,778	$27,347	($13,569)	-49.62%
Miscellaneous Other Expenses	$0	$0	$0	-	$5,883	($5,883)	-100.00%	$0	$6,254	($6,254)	-100.00%
Earnings Before Interest & Tax	**($4,848)**	**($5)**	**($4,843)**	**-93,497.30%**	**($1,007)**	**($3,841)**	**-381.51%**	**($16,466)**	**$55,233**	**($71,699)**	**-129.81%**

Vision Villa Resort

	Dec 2024	Budget (Dec 2024)	This month vs budget ($)	This month vs budget (%)	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)	2024	Budget (YTD)	YTD vs YTD budget ($)	YTD vs YTD budget (%)
Interest Income											
Interest Income	$2	$25	($23)	-90.81%	$5	($2)	-50.85%	$94	$547	($453)	-82.83%
Earnings Before Tax	($4,846)	$20	($4,866)	-24,245.59%	($1,002)	($3,844)	-383.54%	($16,372)	$55,780	($72,153)	-129.35%
Net Income	($4,846)	$20	($4,866)	-24,245.59%	($1,002)	($3,844)	-383.54%	($16,372)	$55,780	($72,153)	-129.35%
Net Income Margin (%)	-27.19%	0.08%	-27.27%	-34,087.50%	-6.85%	-20.34%	-296.93%	-5.94%	10.20%	-16.14%	-158.24%

2. **Vision Villa Month-by-Month Profit and Loss Actual vs Budget - Current Month + Last 3 months**

Vision Villa Resort

	Dec 2024	Budget (Dec 2024)	Nov 2024	Budget (Nov 2024)	Oct 2024	Budget (Oct 2024)	Sep 2024	Budget (Sep 2024)
Revenue								
Food & Beverage	$5,036	$5,157	$4,720	$4,207	$4,694	$7,193	$7,759	$6,866
Accommodation	$7,753	$12,561	$4,445	$12,067	$6,270	$22,061	$9,069	$13,672
Other Operating Income	$575	$2,972	$1,766	$10,149	$850	$180,304	$10,436	$2,683
Events & Programs	$4,459	$4,555	$3,820	$2,659	$4,704	$2,490	$3,218	$6,365
Total Revenue	**$17,823**	**$25,245**	**$14,752**	**$29,083**	**$16,519**	**$212,048**	**$30,482**	**$29,586**
Cost of Sales								
Cost of Sales	$2,738	$3,552	$3,245	$3,942	$2,803	$116,439	$6,821	$4,689
Gross Profit	**$15,085**	**$21,693**	**$11,507**	**$25,141**	**$13,716**	**$95,609**	**$23,661**	**$24,897**
Gross Profit Margin (%)	**84.64%**	**85.93%**	**78.00%**	**86.45%**	**83.03%**	**45.09%**	**77.62%**	**84.15%**
Expenses								
Accommodation Expenses	$56	$112	$38	$116	$38	$336	$39	$120
Administration	$17,614	$19,162	$15,503	$21,248	$17,165	$36,532	$19,584	$22,091
POMEC Expenses	$373	$0	$379	$0	$385	$0	$391	$0
Total Expenses	**$18,043**	**$19,273**	**$15,920**	**$21,365**	**$17,588**	**$36,868**	**$20,014**	**$22,211**
Operating Profit	**($2,958)**	**$2,420**	**($4,413)**	**$3,776**	**($3,872)**	**$58,741**	**$3,647**	**$2,686**
Operating Profit Margin (%)	**-16.60%**	**9.58%**	**-29.91%**	**12.99%**	**-23.44%**	**27.70%**	**11.97%**	**9.08%**
Other Expenses								
Depreciation Expenses	$999	$1,162	$1,015	$1,181	$1,017	$1,200	$1,020	$1,219
Management Fees	$891	$1,262	$738	$1,454	$826	$10,602	$1,524	$1,479
Miscellaneous Other Expenses	$0	$0	$0	$0	$0	$5,301	$0	$0
Earnings Before Interest & Tax	**($4,848)**	**($5)**	**($6,165)**	**$1,141**	**($5,715)**	**$41,637**	**$1,103**	**($12)**
Interest Income								
Interest Income	$2	$25	$4	$29	$10	$212	$14	$30
Earnings Before Tax	**($4,846)**	**$20**	**($6,162)**	**$1,170**	**($5,706)**	**$41,849**	**$1,117**	**$18**
Net Income	**($4,846)**	**$20**	**($6,162)**	**$1,170**	**($5,706)**	**$41,849**	**$1,117**	**$18**
Net Income Margin (%)	**-27.19%**	**0.08%**	**-41.77%**	**4.02%**	**-34.54%**	**19.74%**	**3.66%**	**0.06%**

3. **Vision Villa Balance Sheets - December 2024**

Vision Villa Resort

	Dec 2024	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)
ASSETS				
Cash & Equivalents	$8,013	$10,433	($2,420)	-23.19%
Accounts Receivable	$139,582	$197,496	($57,914)	-29.32%
Inventory	$16,295	$13,986	$2,309	16.51%
Other Current Assets	($53,906)	$37,861	($91,767)	-242.38%
Total Current Assets	**$109,984**	**$259,776**	**($149,792)**	**-57.66%**
Fixed Assets	$1,790,154	$1,913,062	($122,908)	-6.42%
Investments or Other Non-Current Assets	$1,150,373	$1,225,807	($75,434)	-6.15%
Total Non-Current Assets	**$2,940,527**	**$3,138,869**	**($198,342)**	**-6.32%**
Total Assets	**$3,050,511**	**$3,398,645**	**($348,134)**	**-10.24%**
LIABILITIES				
Accounts Payable	$333,710	$508,162	($174,452)	-34.33%
Other Current Liabilities	$164,419	$172,385	($7,966)	-4.62%
Total Current Liabilities	**$498,128**	**$680,547**	**($182,418)**	**-26.80%**
Other Non-Current Liabilities	$26,943	$10,399	$16,544	159.10%
Total Non-Current Liabilities	**$26,943**	**$10,399**	**$16,544**	**159.10%**
Total Liabilities	**$525,071**	**$690,945**	**($165,874)**	**-24.01%**
EQUITY				
Retained Earnings	($56,432)	($62,276)	$5,843	9.38%
Current Earnings	($15,633)	$2,143	($17,776)	-829.51%
Other Equity	$2,597,504	$2,767,833	($170,328)	-6.15%
Total Equity	**$2,525,440**	**$2,707,700**	**($182,260)**	**-6.73%**
Total Liabilities & Equity	**$3,050,511**	**$3,398,645**	**($348,134)**	**-10.24%**

4. **Vision Villa Cash Flow Statements - December 2024**

Vision Villa Resort

	Dec 2024	Dec 2023	This month vs same month LY ($)	2024	YTD last year	YTD vs LY YTD ($)
OPERATING ACTIVITIES						
Net Income	($4,846)	($1,002)	($3,844)	($16,372)	$793	($17,165)
Change in Accounts Payable	($7,838)	$9,431	($17,269)	($174,452)	$18,583	($193,035)
Change in Other Current Liabilities	($16,462)	($12,898)	($3,564)	($7,966)	$4,821	($12,787)
Change in Accounts Receivable	$17,669	($4,136)	$21,805	$57,914	($75,449)	$133,363
Change in Inventory	$1,331	$111	$1,220	($2,309)	($6,365)	$4,056
Change in Other Current Assets	($408)	($946)	$538	$91,767	($997)	$92,764
Cash Flow from Operating Activities	**($10,554)**	**($9,441)**	**($1,113)**	**($51,418)**	**($58,615)**	**$7,197**
INVESTING ACTIVITIES						
Change in Fixed Assets (ex. Depn and Amort)	$59,709	($329,248)	$388,956	$122,908	($326,208)	$449,116
Change in Investments or Other Non-Current Assets	$37,717	($13,177)	$50,894	$75,434	($13,177)	$88,612
Cash Flow from Investing Activities	**$97,426**	**($342,425)**	**$439,851**	**$198,342**	**($339,385)**	**$537,727**
FINANCING ACTIVITIES						
Change in Other Equity	($85,164)	$274,999	($360,163)	($170,328)	$274,999	($445,327)
Change in Earnings not attributable to Retained Income	$2,285	$337,660	($335,376)	$4,440	$338,962	($334,522)
Change in Other Non-Current Liabilities	$645	($253,951)	$254,596	$16,544	($216,697)	$233,242
Cash Flow from Financing Activities	**($82,235)**	**$358,708**	**($440,943)**	**($149,344)**	**$397,264**	**($546,607)**
Change in Cash & Equivalents	**$4,637**	**$6,842**	**($2,205)**	**($2,420)**	**($737)**	**($1,683)**
Cash & Equivalents, Opening Balance	$3,376	$3,591	($215)	$10,433	$11,169	($737)
Cash & Equivalents, Closing Balance	$8,013	$10,433	($2,420)	$8,013	$10,433	($2,420)

Genius Cafe Sanur

1. Genius Cafe Profit and Loss Actual vs Budget - December 2024

Genius Cafe

	Dec 2024	Budget (Dec 2024)	This month vs budget ($)	This month vs budget (%)	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)	2024	Budget (YTD)	YTD vs YTD budget ($)	YTD vs YTD budget (%)
Revenue											
Food & Beverage	$18,726	$45,346	($26,620)	-58.70%	$24,882	($6,156)	-24.74%	$340,922	$470,523	($129,601)	-27.54%
Other Operating Income	$78	$29	$49	170.14%	$134	($56)	-41.72%	$2,552	$332	$2,220	667.93%
Events & Programs	$24,816	$53,499	($28,682)	-53.61%	$28,312	($3,496)	-12.35%	$393,880	$642,440	($248,560)	-38.69%
Total Revenue	**$43,620**	**$98,874**	**($55,254)**	**-55.88%**	**$53,328**	**($9,707)**	**-18.20%**	**$737,354**	**$1,113,295**	**($375,941)**	**-33.77%**
Cost of Sales											
Cost of Sales	$14,343	$35,857	($21,514)	-60.00%	$19,994	($5,651)	-28.26%	$263,261	$404,521	($141,260)	-34.92%
Gross Profit	**$29,278**	**$63,017**	**($33,739)**	**-53.54%**	**$33,334**	**($4,056)**	**-12.17%**	**$474,094**	**$708,774**	**($234,680)**	**-33.11%**
Gross Profit Margin (%)	**67.12%**	**63.73%**	**3.39%**	**5.32%**	**62.51%**	**4.61%**	**7.37%**	**64.30%**	**63.66%**	**0.64%**	**1.01%**
Expenses											
Accommodation Expenses	$0	$57	($57)	-100.00%	($59)	$59	100.00%	$330	$676	($346)	-51.14%
Administration	$25,479	$34,429	($8,950)	-26.00%	$24,854	$625	2.51%	$287,324	$396,087	($108,762)	-27.46%
Food and Beverage Expense	$102	$346	($244)	-70.46%	$272	($170)	-62.43%	$2,662	$3,897	($1,234)	-31.67%
POMEC Expenses	$6,258	$7,056	($798)	-11.30%	$1,785	$4,473	250.58%	$78,157	$86,318	($8,162)	-9.46%
Total Expenses	**$31,839**	**$41,887**	**($10,048)**	**-23.99%**	**$26,853**	**$4,987**	**18.57%**	**$368,474**	**$486,978**	**($118,504)**	**-24.33%**
Operating Profit	**($2,561)**	**$21,130**	**($23,691)**	**-112.12%**	**$6,481**	**($9,043)**	**-139.52%**	**$105,620**	**$221,796**	**($116,176)**	**-52.38%**
Operating Profit Margin (%)	**-5.87%**	**21.37%**	**-27.24%**	**-127.47%**	**12.15%**	**-18.02%**	**-148.31%**	**14.32%**	**19.92%**	**-5.60%**	**-28.11%**
Other Expenses											
Depreciation Expenses	$1,884	$2,072	($188)	-9.07%	$3,052	($1,167)	-38.25%	$20,210	$23,333	($3,123)	-13.39%
Management Fees	$2,181	$4,944	($2,763)	-55.88%	$2,624	($443)	-16.88%	$36,868	$55,665	($18,797)	-33.77%
Earnings Before Interest & Tax	**($6,627)**	**$14,114**	**($20,741)**	**-146.95%**	**$806**	**($7,433)**	**-922.32%**	**$48,543**	**$142,799**	**($94,256)**	**-66.01%**

Genius Cafe

	Dec 2024	Budget (Dec 2024)	This month vs budget ($)	This month vs budget (%)	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)	2024	Budget (YTD)	YTD vs YTD budget ($)	YTD vs YTD budget (%)
Interest Income											
Interest Income	$15	$25	($10)	-41.03%	$11	$4	32.74%	$255	$285	($30)	-10.62%
Earnings Before Tax	($6,612)	$14,139	($20,751)	-146.76%	$817	($7,429)	-909.19%	$48,797	$143,084	($94,286)	-65.90%
Tax Expenses											
Tax Expenses	$1,028	$0	$1,028	-	$0	$1,028	-	$1,645	$0	$1,645	-
Earnings After Tax	($7,640)	$14,139	($21,779)	-154.04%	$817	($8,457)	-1,035.04%	$47,152	$143,084	($95,931)	-67.05%
Net Income	($7,640)	$14,139	($21,779)	-154.04%	$817	($8,457)	-1,035.04%	$47,152	$143,084	($95,931)	-67.05%
Net Income Margin (%)	-17.52%	14.30%	-31.82%	-222.52%	1.53%	-19.05%	-1,245.10%	6.39%	12.85%	-6.46%	-50.27%

2. **Genius Cafe Month-by-Month Profit and Loss Actual vs Budget - Current Month + Last 3 months**

Genius Cafe

	Dec 2024	Budget (Dec 2024)	Nov 2024	Budget (Nov 2024)	Oct 2024	Budget (Oct 2024)	Sep 2024	Budget (Sep 2024)
Revenue								
Food & Beverage	$18,726	$45,346	$23,957	$28,388	$31,616	$34,980	$34,270	$33,638
Other Operating Income	$78	$29	$152	$29	$310	$30	$352	$30
Events & Programs	$24,816	$53,499	$24,540	$41,592	$34,266	$61,973	$36,014	$58,623
Total Revenue	**$43,620**	**$98,874**	**$48,648**	**$70,009**	**$66,192**	**$96,982**	**$70,635**	**$92,292**
Cost of Sales								
Cost of Sales	$14,343	$35,857	$15,921	$25,180	$23,225	$34,828	$23,942	$33,604
Gross Profit	**$29,278**	**$63,017**	**$32,727**	**$44,830**	**$42,966**	**$62,154**	**$46,693**	**$58,688**
Gross Profit Margin (%)	**67.12%**	**63.73%**	**67.27%**	**64.03%**	**64.91%**	**64.09%**	**66.10%**	**63.59%**
Expenses								
Accommodation Expenses	$0	$57	$28	$52	$37	$58	$29	$57
Administration	$25,479	$34,429	$23,949	$29,348	$27,559	$35,170	$29,703	$32,631
Food and Beverage Expense	$102	$346	$63	$245	$99	$339	$213	$323
POMEC Expenses	$6,258	$7,056	$6,450	$6,991	$6,677	$8,223	$6,934	$7,330
Total Expenses	**$31,839**	**$41,887**	**$30,491**	**$36,636**	**$34,373**	**$43,790**	**$36,878**	**$40,342**
Operating Profit	**($2,561)**	**$21,130**	**$2,236**	**$8,193**	**$8,594**	**$18,364**	**$9,815**	**$18,346**
Operating Profit Margin (%)	**-5.87%**	**21.37%**	**4.60%**	**11.70%**	**12.98%**	**18.94%**	**13.89%**	**19.88%**
Other Expenses								
Depreciation Expenses	$1,884	$2,072	$1,893	$1,467	$1,905	$2,033	$1,771	$1,934
Management Fees	$2,181	$4,944	$2,432	$3,500	$3,310	$4,849	$3,532	$4,615
Earnings Before Interest & Tax	**($6,627)**	**$14,114**	**($2,089)**	**$3,225**	**$3,379**	**$11,482**	**$4,512**	**$11,797**
Interest Income								
Interest Income	$15	$25	$21	$18	$36	$25	$33	$24
Earnings Before Tax	**($6,612)**	**$14,139**	**($2,067)**	**$3,243**	**$3,415**	**$11,507**	**$4,546**	**$11,821**

Genius Cafe

	Dec 2024	Budget (Dec 2024)	Nov 2024	Budget (Nov 2024)	Oct 2024	Budget (Oct 2024)	Sep 2024	Budget (Sep 2024)
Tax Expenses								
Tax Expenses	$1,028	$0	$617	$0	$0	$0	$0	$0
Earnings After Tax	($7,640)	$14,139	($2,684)	$3,243	$3,415	$11,507	$4,546	$11,821
Net Income	($7,640)	$14,139	($2,684)	$3,243	$3,415	$11,507	$4,546	$11,821
Net Income Margin (%)	-17.52%	14.30%	-5.52%	4.63%	5.16%	11.86%	6.44%	12.81%

3. Genius Cafe Balance Sheets - December 2024

Genius Cafe

	Dec 2024	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)
ASSETS				
Cash & Equivalents	$21,280	$16,137	$5,143	31.87%
Accounts Receivable	$68,742	$72,123	($3,382)	-4.69%
Inventory	$13,051	$18,495	($5,444)	-29.43%
Other Current Assets	$27,357	$4,447	$22,911	515.24%
Total Current Assets	**$130,430**	**$111,202**	**$19,228**	**17.29%**
Fixed Assets	$148,415	$157,392	($8,977)	-5.70%
Total Non-Current Assets	**$148,415**	**$157,392**	**($8,977)**	**-5.70%**
Total Assets	**$278,845**	**$268,594**	**$10,251**	**3.82%**
LIABILITIES				
Accounts Payable	$73,703	$88,387	($14,684)	-16.61%
Other Current Liabilities	$155,825	$176,605	($20,780)	-11.77%
Total Current Liabilities	**$229,529**	**$264,992**	**($35,463)**	**-13.38%**
Total Non-Current Liabilities	**$0**	**$0**	**$0**	**-**
Total Liabilities	**$229,529**	**$264,992**	**($35,463)**	**-13.38%**
EQUITY				
Retained Earnings	($213,207)	($331,660)	$118,453	35.72%
Current Earnings	$45,936	$104,473	($58,536)	-56.03%
Other Equity	$216,587	$230,789	($14,202)	-6.15%
Total Equity	**$49,317**	**$3,602**	**$45,715**	**1,269.24%**
Total Liabilities & Equity	**$278,845**	**$268,594**	**$10,251**	**3.82%**

4. **Genius Cafe Cash Flow Statements - December 2024**

Genius Cafe

	Dec 2024	Dec 2023	This month vs same month LY ($)	2024	YTD last year	YTD vs LY YTD ($)
OPERATING ACTIVITIES						
Net Income	($7,640)	$817	($8,457)	$47,152	$106,536	($59,384)
Change in Accounts Payable	$797	($3,783)	$4,581	($14,684)	($27,987)	$13,303
Change in Other Current Liabilities	($5,081)	$5,304	($10,385)	($20,780)	($3,444)	($17,336)
Change in Accounts Receivable	$8	($983)	$991	$3,382	($55,801)	$59,183
Change in Inventory	$237	($208)	$445	$5,444	($7,559)	$13,002
Change in Other Current Assets	$10,149	$38,425	($28,276)	($22,911)	($2,745)	($20,165)
Cash Flow from Operating Activities	**($1,530)**	**$39,571**	**($41,101)**	**($2,397)**	**$9,000**	**($11,396)**
INVESTING ACTIVITIES						
Change in Fixed Assets (ex. Depn and Amort)	$5,247	($6,654)	$11,901	$8,977	$6,712	$2,265
Cash Flow from Investing Activities	**$5,247**	**($6,654)**	**$11,901**	**$8,977**	**$6,712**	**$2,265**
FINANCING ACTIVITIES						
Change in Other Equity	($7,101)	$3,551	($10,652)	($14,202)	$3,551	($17,753)
Change in Earnings not attributable to Retained Income	$5,361	($38,239)	$43,600	$12,765	($41,897)	$54,662
Cash Flow from Financing Activities	**($1,740)**	**($34,689)**	**$32,948**	**($1,437)**	**($38,347)**	**$36,909**
Change in Cash & Equivalents	**$1,977**	**($1,772)**	**$3,748**	**$5,143**	**($22,635)**	**$27,778**
Cash & Equivalents, Opening Balance	$19,303	$17,909	$1,395	$16,137	$38,772	($22,635)
Cash & Equivalents, Closing Balance	$21,280	$16,137	$5,143	$21,280	$16,137	$5,143

Genius Central Singapore

1. Genius Central Profit and Loss Actual vs Budget - December 2024

Genius Central

	Dec 2024	Budget (Dec 2024)	This month vs budget ($)	This month vs budget (%)	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)	2024	Budget (YTD)	YTD vs YTD budget ($)	YTD vs YTD budget (%)
Revenue											
Food & Beverage	$56,678	$112,078	($55,401)	-49.43%	$64,751	($8,073)	-12.47%	$824,289	$1,390,439	($566,151)	-40.72%
Other Operating Income	$23,499	$48,145	($24,646)	-51.19%	$14,718	$8,780	59.66%	$292,853	$550,266	($257,413)	-46.78%
Total Revenue	**$80,176**	**$160,223**	**($80,047)**	**-49.96%**	**$79,469**	**$707**	**0.89%**	**$1,117,141**	**$1,940,705**	**($823,564)**	**-42.44%**
Cost of Sales											
Cost of Sales	$24,970	$31,190	($6,220)	-19.94%	$27,270	($2,299)	-8.43%	$281,845	$377,534	($95,689)	-25.35%
Gross Profit	**$55,206**	**$129,033**	**($73,827)**	**-57.22%**	**$52,199**	**$3,007**	**5.76%**	**$835,297**	**$1,563,172**	**($727,875)**	**-46.56%**
Gross Profit Margin (%)	**68.86%**	**80.53%**	**-11.67%**	**-14.49%**	**65.68%**	**3.18%**	**4.84%**	**74.77%**	**80.55%**	**-5.78%**	**-7.18%**
Expenses											
Accommodation Expenses	$0	$244	($244)	-100.00%	$331	($331)	-100.00%	$762	$2,964	($2,202)	-74.30%
Administration	$44,104	$70,942	($26,838)	-37.83%	$88,890	($44,786)	-50.38%	$722,627	$845,061	($122,434)	-14.49%
Food and Beverage Expense	$868	$1,888	($1,020)	-54.02%	$1,304	($436)	-33.43%	$13,400	$22,901	($9,501)	-41.49%
POMEC Expenses	$41,520	$44,563	($3,043)	-6.83%	$80,828	($39,308)	-48.63%	$505,103	$540,677	($35,574)	-6.58%
Total Expenses	**$86,492**	**$117,637**	**($31,145)**	**-26.48%**	**$171,353**	**($84,861)**	**-49.52%**	**$1,241,892**	**$1,411,603**	**($169,710)**	**-12.02%**
Operating Profit	**($31,286)**	**$11,396**	**($42,683)**	**-374.53%**	**($119,154)**	**$87,867**	**73.74%**	**($406,596)**	**$151,569**	**($558,165)**	**-368.26%**
Operating Profit Margin (%)	**-39.02%**	**7.11%**	**-46.13%**	**-648.80%**	**-149.94%**	**110.92%**	**73.98%**	**-36.40%**	**7.81%**	**-44.21%**	**-566.07%**
Other Expenses											
Depreciation Expenses	$12,093	$12,147	($54)	-0.45%	$12,226	($133)	-1.09%	$146,710	$147,361	($651)	-0.44%
Management Fees	$3,660	$8,011	($4,351)	-54.31%	$3,632	$28	0.78%	$50,399	$97,035	($46,636)	-48.06%
Forex Loss/(Gain)	($1,297)	$0	($1,297)	-	$0	($1,297)	-	($1,297)	$0	($1,297)	-
Miscellaneous Other Expenses	$0	$0	$0	-	$2,590	($2,590)	-100.00%	$0	$0	$0	-
Earnings Before Interest & Tax	**($45,742)**	**($8,762)**	**($36,980)**	**-422.05%**	**($137,601)**	**$91,859**	**66.76%**	**($602,408)**	**($92,828)**	**($509,580)**	**-548.95%**
Net Income	**($45,742)**	**($8,762)**	**($36,980)**	**-422.05%**	**($137,601)**	**$91,859**	**66.76%**	**($602,408)**	**($92,828)**	**($509,580)**	**-548.95%**
Net Income Margin (%)	**-57.05%**	**-5.47%**	**-51.58%**	**-942.96%**	**-173.15%**	**116.10%**	**67.05%**	**-53.92%**	**-4.78%**	**-49.14%**	**-1,028.03%**

2. **Genius Central Month-by-Month Profit and Loss Actual vs Budget - Current Month + Last 3 months**

Genius Central

	Dec 2024	Budget (Dec 2024)	Nov 2024	Budget (Nov 2024)	Oct 2024	Budget (Oct 2024)	Sep 2024	Budget (Sep 2024)
Revenue								
Food & Beverage	$56,678	$112,078	$59,326	$106,884	$67,921	$114,020	$57,320	$118,089
Other Operating Income	$23,499	$48,145	$13,944	$47,937	$15,443	$46,780	$56,392	$46,793
Total Revenue	**$80,176**	**$160,223**	**$73,270**	**$154,821**	**$83,365**	**$160,800**	**$113,713**	**$164,882**
Cost of Sales								
Cost of Sales	$24,970	$31,190	$19,107	$29,990	$21,187	$31,639	$18,523	$32,803
Gross Profit	**$55,206**	**$129,033**	**$54,163**	**$124,830**	**$62,178**	**$129,161**	**$95,190**	**$132,079**
Gross Profit Margin (%)	**68.86%**	**80.53%**	**73.92%**	**80.63%**	**74.59%**	**80.32%**	**83.71%**	**80.11%**
Expenses								
Accommodation Expenses	$0	$244	$0	$247	$0	$252	$0	$255
Administration	$44,104	$70,942	$57,645	$71,122	$45,574	$72,675	$68,050	$73,749
Food and Beverage Expense	$868	$1,888	$1,219	$1,908	$283	$1,946	$1,661	$1,968
POMEC Expenses	$41,520	$44,563	$44,847	$45,055	$43,775	$45,938	$45,160	$46,469
Total Expenses	**$86,492**	**$117,637**	**$103,712**	**$118,333**	**$89,632**	**$120,810**	**$114,871**	**$122,441**
Operating Profit	**($31,286)**	**$11,396**	**($49,549)**	**$6,498**	**($27,454)**	**$8,351**	**($19,681)**	**$9,638**
Operating Profit Margin (%)	**-39.02%**	**7.11%**	**-67.63%**	**4.20%**	**-32.93%**	**5.19%**	**-17.31%**	**5.85%**
Other Expenses								
Depreciation Expenses	$12,093	$12,147	$12,226	$12,280	$12,466	$12,521	$12,610	$12,665
Management Fees	$3,660	$8,011	$3,351	$7,741	$3,813	$8,040	$5,171	$8,244
Forex Loss/(Gain)	($1,297)	$0	$0	$0	$0	$0	$0	$0
Earnings Before Interest & Tax	**($45,742)**	**($8,762)**	**($65,127)**	**($13,523)**	**($43,733)**	**($12,210)**	**($37,462)**	**($11,272)**
Net Income	**($45,742)**	**($8,762)**	**($65,127)**	**($13,523)**	**($43,733)**	**($12,210)**	**($37,462)**	**($11,272)**
Net Income Margin (%)	**-57.05%**	**-5.47%**	**-88.89%**	**-8.73%**	**-52.46%**	**-7.59%**	**-32.94%**	**-6.84%**

3.   **Genius Central Balance Sheets - December 2024**

Genius Central

	Dec 2024	Dec 2023	This month vs same month LY ($)	This month vs same month LY (%)
ASSETS				
Cash & Equivalents	$9,835	$35,064	($25,230)	-71.95%
Accounts Receivable	$12,279	$13,771	($1,492)	-10.84%
Inventory	$9,717	$10,806	($1,089)	-10.08%
Other Current Assets	$198,257	$193,189	$5,068	2.62%
Total Current Assets	**$230,087**	**$252,831**	**($22,744)**	**-9.00%**
Fixed Assets	$447,393	$1,027,046	($579,654)	-56.44%
Total Non-Current Assets	**$447,393**	**$1,027,046**	**($579,654)**	**-56.44%**
Total Assets	**$677,480**	**$1,279,877**	**($602,397)**	**-47.07%**
LIABILITIES				
Accounts Payable	$281,128	$248,259	$32,869	13.24%
Other Current Liabilities	$2,880,391	$2,578,390	$302,001	11.71%
Total Current Liabilities	**$3,161,520**	**$2,826,649**	**$334,870**	**11.85%**
Other Non-Current Liabilities	$12,431	$428,410	($415,978)	-97.10%
Total Non-Current Liabilities	**$12,431**	**$428,410**	**($415,978)**	**-97.10%**
Total Liabilities	**$3,173,951**	**$3,255,059**	**($81,108)**	**-2.49%**
EQUITY				
Retained Earnings	($2,543,561)	($2,039,224)	($504,337)	-24.73%
Current Earnings	($589,697)	($595,590)	$5,893	0.99%
Other Equity	$636,787	$659,633	($22,845)	-3.46%
Total Equity	**($2,496,471)**	**($1,975,182)**	**($521,289)**	**-26.39%**
Total Liabilities & Equity	**$677,480**	**$1,279,877**	**($602,397)**	**-47.07%**

4. Genius Central Cash Flow Statements - December 2024

Genius Central

	Dec 2024	Dec 2023	This month vs same month LY ($)	2024	YTD last year	YTD vs LY YTD ($)
OPERATING ACTIVITIES						
Net Income	($45,742)	($137,601)	$91,859	($602,408)	($585,751)	($16,657)
Change in Accounts Payable	$28,446	($7,955)	$36,402	$32,869	$189,713	($156,844)
Change in Other Current Liabilities	($51,465)	$114,027	($165,492)	$302,001	$258,523	$43,478
Change in Accounts Receivable	$5,108	$1,031	$4,076	$1,492	$8,056	($6,564)
Change in Inventory	($1,094)	($1,047)	($47)	$1,089	$3,713	($2,623)
Change in Other Current Assets	$5,398	$62,076	($56,678)	($5,068)	$56,265	($61,333)
Cash Flow from Operating Activities	**($59,349)**	**$30,531**	**($89,881)**	**($270,024)**	**($69,481)**	**($200,543)**
INVESTING ACTIVITIES						
Change in Fixed Assets (ex. Depn and Amort)	$57,285	$88,383	($31,098)	$579,654	$535,955	$43,699
Cash Flow from Investing Activities	**$57,285**	**$88,383**	**($31,098)**	**$579,654**	**$535,955**	**$43,699**
FINANCING ACTIVITIES						
Change in Other Equity	($13,106)	$8,640	($21,746)	($22,845)	$10,363	($33,208)
Change in Earnings not attributable to Retained Income	$64,087	($33,920)	$98,006	$103,964	($41,876)	$145,840
Change in Other Non-Current Liabilities	($35,665)	($47,168)	$11,503	($415,978)	($402,274)	($13,704)
Cash Flow from Financing Activities	**$15,316**	**($72,448)**	**$87,764**	**($334,860)**	**($433,787)**	**$98,928**
Change in Cash & Equivalents	**$13,252**	**$46,467**	**($33,215)**	**($25,230)**	**$32,687**	**($57,917)**
Cash & Equivalents, Opening Balance	($3,417)	($11,403)	$7,986	$35,064	$2,378	$32,687
Cash & Equivalents, Closing Balance	$9,835	$35,064	($25,230)	$9,835	$35,064	($25,230)